UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[X]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ENERGY DEVELOPMENT CORPORATION

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable))

Republic of the Philippines

(Jurisdiction of Subject Company's Incorporation or Organization)

ENERGY DEVELOPMENT CORPORATION

(Name of Person(s) Furnishing Form)

Common Shares, par value PHP1.00 per share

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Ryan Z. Velasco (Head of Investor Relations), Energy Development Corporation, 38th Floor, One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City 1605, Philippines, Tel: +63(2) 982 2140

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 19, 2018

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) A copy of the Tender Offer Report on Form 19-1 (the "Tender Offer Report") filed with the Securities and Exchange Commission of the Republic of the Philippines (the "Philippines SEC") on September 19, 2018 relating to a delisting tender offer by Energy Development Corporation to acquire its own securities as held by the public is attached to this Form CB as Exhibit A.

(b) Not applicable.

Item 2. Informational Legends

The Tender Offer is made for the securities of a non-U.S. company. The Tender Offer is subject to the disclosure and procedural requirements of the Philippines, which are different from those of the United States (the "U.S."). Financial statements and financial information (if any) included herein are prepared in accordance with Philippines accounting standards that may not be comparable to the financial statements or financial information of the U.S. companies. The Tender Offer Report is available at the PSE Electronic Disclosures Technology portal (http://edge.pse.com.ph). Energy Development Corporation (the "Issuer" or the "Offeror") will disseminate the Tender Offer Report (with the terms and conditions thereof) as required by applicable law, and the shareholders of Energy Development Corporation should review the Tender Offer Report and all other Tender Offer documents carefully.

The Offeror and any advisor, broker or financial institution acting as an agent or for the account or benefit of the Offeror may, subject to applicable Philippines securities laws, rules and regulations, make certain purchases of, or arrangements to purchase it's shares from its shareholders who are willing to sell their shares outside the Tender Offer from time to time, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. The Offeror will disclose promptly any information regarding such purchases of its shares in the Philippines through the electronic media and/or the stock exchange and in the U.S. by means of a press release, if and to the extent required under applicable laws, rules and regulations in the Philippines.

It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. federal securities laws, since we are located in a non-U.S. jurisdiction, and some or all of our officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

The receipt of cash and stock consideration in the Tender Offer by a U.S. shareholder will generally be a taxable transaction for U.S. federal, state and local income tax purposes. Each U.S. shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Tender Offer.

Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Tender Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended.

Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Tender Offer, (b) passed upon the merits or fairness of the Tender Offer, or (c)

passed upon the adequacy or accuracy of the disclosure in the pre-announcement. Any representation to the contrary is a criminal offense in the U.S.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Energy Development Corporation is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Erwin O. Avante

(Signature)

VP & Head – Corporate Finance

(Name and Title)

17th September 2018

(Date)

EXHIBIT INDEX

Exhibit Number	Description
A.	Tender Offer Report on Philippines SEC Form 19-1 dated September 19, 2018 relating to the offer by Energy Development Corporation to acquire its own securities as held by the public.

Exhibit A

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 19-1
TENDER OFFER REPORT

Check the appropriate box:

[X] Initial Filing

[ ] Amendment
Amendment No. ....

[ ] Items Amended by the Filing ....

1. Exact Name of Subject Company as Specified in its Charter

ENERGY DEVELOPMENT CORPORATION

(a) Address of Principal Offices

One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City

Postal Code: **1605**

(b) SEC Identification Number **66381**

(c) Industry Classification Code (SEC Use Only) [ ]

(d) BIR Tax Identification Number **000-169-125-000**

2. Name of Bidder

ENERGY DEVELOPMENT CORPORATION

(a) Address of Principal Offices

One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City

Postal Code: **1605**

3. Title or Class of Securities Subject to Tender Offer

Common Shares

Item 1. Subject Company and Class of Security Subject to the Tender Offer

(a) The subject company is Energy Development Corporation (**EDC** or the **Company** or the **Bidder**), a corporation organized and existing under the laws of the Republic of the Philippines, with principal office address at One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City, Philippines 1605.

(b) As of 7 August 2018, the Company has an authorized capital stock amounting to Thirty Billion One Hundred Fifty Million Pesos (₱30,150,000,000.00) divided into (i) Twenty Seven Billion (27,000,000,000) common shares with a par value of One Peso (₱1.00) per share (the **Common Shares**), (ii) Fifteen Billion (15,000,000,000) voting preferred shares with a par value of One Centavo (₱0.01) per share (the **Voting Preferred Shares**), and (iii) Three Hundred Million (300,000,000) non-voting preferred shares with a par value of Ten Pesos (₱10.00) per share (the **Non-Voting Preferred Shares**). Out of the authorized capital stock, a total of (i) Eighteen Billion Seven Hundred Thirty Seven Million Ten Thousand (18,737,010,000) Common Shares, and (ii) Nine Billion Three Hundred Seventy Five Million (9,375,000,000) Voting Preferred Shares are outstanding and fully paid-up.

(c) On 7 August 2018, the Board of Directors of the Company approved the voluntary delisting (the **Delisting**) of the Common Shares from the Main Board of the Philippine Stock Exchange, Inc. (**PSE**). On the same date, in relation to the Delisting and in accordance with the delisting rules and regulations of the PSE (the **Delisting Rules**), the Board of Directors of the Company approved the conduct by the Bidder of a tender offer (the **Tender Offer**) for up to 2,040,006,713 Common Shares held collectively by all shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**), Northern Terracotta Power Corp. (**NTPC**), and Philippines Renewable Energy Holdings Corporation (**PREHC**), subject to the following conditions:

(i) the obligation of the Bidder to purchase the Common Shares through the tender offer will be under the condition (among other conditions that the Bidder may prescribe) that during the course of the tender offer, at least 1,162,000,000 Common Shares will have been:

(1) validly tendered by the Bidder's shareholders other than Red Vulcan, First Gen, NTPC, and/or PREHC,
(2) eligible for or otherwise capable of being purchased by the Bidder, and
(3) accepted for purchase by the Bidder,

in each case, in accordance with the terms and conditions of the tender offer as prescribed by the Bidder (the **Tender Threshold Condition**); and

(ii) upon completion of the tender offer, at least 95% of the total listed and outstanding Common Shares of the Bidder shall collectively be held by Red Vulcan, First Gen, NTPC, and PREHC.

On 19 September 2018, the Bidder filed a petition for the Delisting (the **Delisting Application**) with the PSE.

Subject to the Tender Threshold Condition and the terms and conditions of the tender offer attached as Exhibit A hereof (collectively, the **Tender Offer Conditions**), and pursuant to the Delisting Application and the Delisting Rules, the Bidder proposes to acquire, through a tender offer (the **Tender Offer**) up to 2,040,006,713 Common Shares (the **Tender Offer Shares**) held collectively by all shareholders of the Company other than Red Vulcan, First Gen, NTPC, and PREHC.

The Tender Offer is being made at the price of ₱7.25 per Common Share (the **Tender Offer Price**), which is payable in cash to shareholders through check payments as hereafter provided.

The Tender Offer Price does not include selling charges, which shall be for a tendering shareholder's account. After deducting customary selling charges[1] from a tendering shareholder's account, the net Tender Offer Price per Tender Offer Share will be ₱7.2050. Further, the customary selling charges that will be deducted by the Bidder do not include any selling broker's commission and/or any taxes thereon, which shall be payable by a tendering shareholder and/or his/her/its broker.

The Tender Offer gives existing shareholders of the Company the opportunity to sell their Common Shares through the facilities of the PSE prior to the Delisting, and realize their investment at a premium to (meaning an amount that is more than) the trading price of the Common Shares as of 7 August 2018, the date on which the Board of Directors of the Company approved the Delisting and Tender Offer. The Tender Offer Price of ₱7.25 per Common Share represents a 46% premium over the closing share price of ₱4.95 on 7 August 2018, and a 40% premium over the three-month volume weighted average price (**VWAP**) of ₱5.18.

A holder of the Common Shares should be aware that following completion of the Tender Offer, assuming that the Tender Threshold Condition is met and the Delisting is approved by the PSE, all of the issued and outstanding Common Shares will be delisted from the PSE. Once delisted, any Common Shares will no longer be available for trading on the PSE, and this may impact the ability of a holder of the Common Shares to sell his/her/its Common Shares. In addition, any subsequent sale or transfer of his/her/its Common Shares will be subject to the prevailing capital gains tax (on any capital gain generated by such holder through such sale or transfer) and documentary stamp tax as provided in Section 3(b)(i) of this Report, instead of the stock transaction tax applicable to sales of listed shares of stock transacted through the PSE.

The Bidder has engaged R.G. Manabat & Co. (the **IFA**) to deliver a fairness opinion on the valuation of the Tender Offer Shares and the fairness of the Tender Offer (this is called the **Fairness Opinion Report**). The IFA was of the opinion that the range of values of the Company's Common Shares that is fair from a financial point of view is ₱5.58 per share to ₱7.18 per share as of 31 May 2018. The Tender Offer Price is above the range provided by the IFA. A copy of the Fairness Opinion Report dated as of 7 August 2018 is attached as **Exhibit F**.

The Tender Offer will start at 9:00 A.M. on 24 September 2018 and end at 12:00 P.M. on 22 October 2018 (the **Tender Offer Period**). The Bidder reserves the right to extend the Tender Offer Period (subject to prior approval from the Securities and Exchange Commission (**SEC**) and the PSE).

Tendering shareholders holding stock certificates who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should, within the Tender Offer Period: (i) present their original stock certificates to BDO Unibank, Inc. - Trust and Investments Group (the **Stock Transfer Agent**) for authentication by the Stock Transfer Agent, (ii) upon due authentication by the Stock Transfer Agent, submit their original stock certificates duly endorsed in blank and the duly accomplished Application to Tender Shares (the **Application**), together with all the requirements stated therein, to the Tender Offer Agent at its address as stated below.

[1] The customary selling charges, which amount to 0.621% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:

Type of Fee	% of value of the transaction
Stock transaction tax	0.600%
Fees payable to the Securities Clearing Corporation of the Philippines	0.010%
Stock Investment Protection Fund	0.001%
SEC Fees	0.005%
PSE transaction fees	0.005%

BDO Securities Corporation

Address:	20/F South Tower, BDO Corporate Center 7899 Makati Ave., Makati City 0726, Philippines
Attention:	Ms. Michelle Gaspar / Mr. Donald Buensuceso
Tel No.:	+632 840 7000 loc. 32104, 33667 +632 840 7080
Fax No.:	+632 878 4156, 878 4553

Tendering shareholders whose shares are lodged with the Philippine Depository & Trust Corp. (**PDTC**) must instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished Application, together with all the requirements stated therein, to the Tender Offer Agent, and instruct their Participating Broker to electronically transfer their shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to 12:00 P.M. on 22 October 2018 in order to participate in the Tender Offer.

All the tendered and accepted Tender Offer Shares will be purchased by the Bidder via a block sale through the facilities of the PSE, subject to the approval of the PSE, on or around 5 November 2018 (the **Cross Date**), unless the Tender Offer Period is extended with the prior approval of the SEC. In this case, the block sale for the Tender Offer Shares (subject to approval of the PSE) will be on or around the 8th trading day after the end of the extended Tender Offer Period.

The maximum total purchase price for the Tender Offer Shares that the Bidder could pay based on the Tender Offer Price is approximately ₱14,790,048,669.25. J.P. Morgan Securities (Asia Pacific) Limited has confirmed that as of 9 September 2018, the Bidder has sufficient funds or financial resources, including cash available out of its unrestricted retained earnings, to satisfy payment of the Tender Offer Shares that may be offered under the Tender Offer. A document confirming this is attached as **Exhibit C**.

(d) The Common Shares are presently listed and traded on the Main Board of the PSE under the symbol "EDC". The high and low transacted prices of the Common Shares for each quarterly period during the past two years are as follows:

		Closing Price Per Common Share (in ₱)	
		High	**Low**
2018	1st quarter	6.01	5.51
	2nd quarter	5.56	5.14
2017	1st quarter	6.12	5.08
	2nd quarter	6.15	5.85
	3rd quarter	7.30	4.80
	4th quarter	5.88	5.46
2016	1st quarter	6.34	5.15
	2nd quarter	5.98	5.20
	3rd quarter	6.09	5.50
	4th quarter	5.98	4.90

Disclaimer for US Holders

The Tender Offer is made for the securities of a non-U.S. company. The Tender Offer is subject to the disclosure and procedural requirements of the Philippines, which are different from those of the United States (the "U.S."). Financial statements and financial information (if any) included herein are prepared in accordance with Philippines accounting standards that may not be comparable to the financial statements or financial information of the U.S. companies. The Tender Offer Report is available at the PSE Electronic Disclosures Technology portal

(http://edge.pse.com.ph). Energy Development Corporation (the "Issuer" or the "Offeror") will disseminate the Tender Offer Report (with the terms and conditions thereof) as required by applicable law, and the shareholders of Energy Development Corporation should review the Tender Offer Report and all other Tender Offer documents carefully.

The Offeror and any advisor, broker or financial institution acting as an agent or for the account or benefit of the Offeror may, subject to applicable Philippines securities laws, rules and regulations, make certain purchases of, or arrangements to purchase its shares from its shareholders who are willing to sell their shares outside the Tender Offer from time to time, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. The Offeror will disclose promptly any information regarding such purchases of its shares in the Philippines through the electronic media and/or the stock exchange and in the U.S. by means of a press release, if and to the extent required under applicable laws, rules and regulations in the Philippines.

It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. federal securities laws, since we are located in a non-U.S. jurisdiction, and some or all of our officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

The receipt of cash and stock consideration in the Tender Offer by a U.S. shareholder will generally be a taxable transaction for U.S. federal, state and local income tax purposes. Each U.S. shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Tender Offer.

Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Tender Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended.

Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Tender Offer, (b) passed upon the merits or fairness of the Tender Offer, or (c) passed upon the adequacy or accuracy of the disclosure in the pre-announcement. Any representation to the contrary is a criminal offense in the U.S.

Item 2. Identity and Background

The Bidder, Energy Development Corporation, was incorporated and registered with the SEC on 5 March 1976 to primarily engage in the business of exploring, developing, operating, and utilizing geothermal energy and other indigenous renewable energy sources for electricity generation. It maintains its registered address at One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City 1605.

Beginning 13 December 2006, the Common Shares of the Bidder were listed and traded on the PSE.

As of 7 August 2018, the Bidder has an authorized capital stock amounting to Thirty Billion One Hundred Fifty Million Pesos (₱30,150,000,000.00) divided into (i) Twenty Seven Billion (27,000,000,000) Common Shares, (ii) Fifteen Billion (15,000,000,000) Voting Preferred Shares, and (iii) Three Hundred Million (300,000,000) Non-Voting Preferred Shares. Out of the authorized capital stock, a total of (i) Eighteen Billion Seven Hundred Thirty Seven Million Ten Thousand (18,737,010,000) Common Shares, and (ii) Nine Billion Three Hundred Seventy Five Million (9,375,000,000) Voting Preferred Shares are outstanding and fully paid-up.

(a) Persons Controlling the Bidder

Red Vulcan, a domestic stock corporation, is the parent company of EDC and holds EDC's controlling interest with 60.0% ownership of EDC's outstanding voting shares (including its Voting Preferred Shares). Red Vulcan was incorporated on 5 October 2007 primarily as a holding company.

As of 7 August 2018, the authorized capital stock of Red Vulcan is Six Billion Eight Hundred Million One Hundred Thousand Pesos (₱6,800,100,000.00) divided into: (i) Three Hundred Fifty Million One Hundred Thousand (350,100,000) common shares with a par value of One Peso (₱1.00), or an aggregate par value of Three Hundred Fifty Million One Hundred Thousand Pesos (₱350,100,000.00); (ii) Twenty Four Million (24,000,000) Preferred A Shares with a par value of One Hundred Pesos (₱100.00) per share, or an aggregate par value of Two Billion Four Hundred Million Pesos (₱2,400,000,000.00); (iii) Five Hundred Million (500,000,000) Preferred B Shares with a par value of Ten Centavos (₱0.10), or an aggregate par value of Fifty Million Pesos (₱50,000,000.00); and (iv) Four Hundred Million (400,000,000) Preferred C Shares with a par value of Ten Pesos (₱10.00) per share, or an aggregate par value of Four Billion Pesos (₱4,000,000,000.00).

As of 7 August 2018, (i) One Hundred Eighty Nine Million Six Hundred Thirty Thousand (189,630,000) Common Shares; (ii) Fourteen Million Three Hundred Thirty Three Thousand (14,333,000) Preferred A Shares; (iii) One Hundred Forty Five Million Seven Hundred Thousand (145,700,000) Preferred B Shares; and (iv) Three Hundred Fifty Million (350,000,000) Preferred C Shares have been subscribed and fully paid up.

Prime Terracota Holdings Corp. is the parent company of Red Vulcan and presently holds 100% of the issued and outstanding capital stock of Red Vulcan.

(b) Members of the Board of Directors of the Bidder and the Person Controlling the Bidder

(i) The members of the Board of Directors of the Bidder are as follows:

Name	Citizenship	Position	Business Address
Federico R. Lopez	Filipino	Chairman and COO	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Richard B. Tantoco	Filipino	Director and CEO	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Joaquin E. Quintos IV	Filipino	Director	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Frances Giles B. Puno	Filipino	Director	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Jonathan C. Russell	British	Director	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Francis Ed Lim	Filipino	Independent Director	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City

Edgar O. Chua	Filipino	Independent Director	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Manuel I. Ayala	Filipino	Independent Director	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Christopher Low Eu Sun	Malaysian	Director	Liberty Center 104 H.V. dela Costa St., Salcedo Village, Makati City
David Simon Luboff	Australian	Director	Liberty Center 104 H.V. dela Costa St., Salcedo Village, Makati City
David Andrew Baldwin	Australian	Director	Liberty Center 104 H.V. dela Costa St., Salcedo Village, Makati City

(ii) The members of the Board of Directors of Red Vulcan are as follows:

Name	Citizenship	Position	Business Address
Oscar M. Lopez	Filipino	Director and Chairman Emeritus	6th Floor, Rockwell Business Center, Tower 3, Ortigas Avenue, Pasig City 1604
Peter D. Garrucho, Jr.	Filipino	Director	6th Floor, Rockwell Business Center, Tower 3, Ortigas Avenue, Pasig City 1604
Federico R. Lopez	Filipino	Director and Chairman and CEO	6th Floor, Rockwell Business Center, Tower 3, Ortigas Avenue, Pasig City 1604
Richard B. Tantoco	Filipino	Director and EVP	6th Floor, Rockwell Business Center, Tower 3, Ortigas Avenue, Pasig City 1604
Francis Giles B. Puno	Filipino	Director and President and COO	6th Floor, Rockwell Business Center, Tower 3, Ortigas Avenue, Pasig City 1604

(c) Key Officers of the Bidder

The key officers of the Bidder are as follows:

Name	Citizenship	Position	Business Address
Oscar M. Lopez	Filipino	Chairman Emeritus	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Federico R. Lopez	Filipino	Chairman/Chief Executive Officer	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Richard B. Tantoco	Filipino	President/Chief Operating Officer	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City

Nestor H. Vasay	Filipino	Senior Vice President, Chief Financial Officer, Treasurer	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Ma. Elizabeth D. Nasol	Filipino	Senior Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Victor Emmanuel B. Santos, Jr.	Filipino	Senior Vice President and Regulatory Compliance Officer	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Bernadette Ann Villa Policarpio	Filipino	Corporate Secretary	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Ana Maria A. Katigbak	Filipino	Assistant Corporate Secretary	The Valero Tower 122 Valero Street, Salcedo Village, Makati City
Erwin O. Avante	Filipino	Vice President and Compliance Officer for SEC and PSE	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Ferdinand B. Poblete	Filipino	Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Ariel Arman V. Lapus	Filipino	Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
James Arnold D. Villaroman	Filipino	Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Liberato S. Virata	Filipino	Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Reman A. Chua	Filipino	Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Raymundo N. Jarque, Jr.	Filipino	Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Rassen M. Lopez	Filipino	Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Bernardito M. Lapuz	Filipino	Vice President and Chief Risk Officer	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Ramon A. Carandang	Filipino	Vice President	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Emmanuel C. Portugal	Filipino	Vice President and Chief Digital	One Corporate Centre, Julia Vargas corner Meralco Avenues,

		Transformation Officer	Ortigas Center, Pasig City
Grace Stephanie L. Marcelo	Filipino	Vice President for Treasury	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Glenn L. Tee	Filipino	Assistant Vice President and Chief Audit Executive	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Maribel A. Manlapaz	Filipino	Assistant Vice President and Comptroller	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City
Ryan Z. Velasco	Filipino	Assistant Vice President and Corporate Information Officer	One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City

(d) Involvement in Legal Proceedings

(i) During the last five (5) years, neither the Bidder nor Red Vulcan has been convicted in a criminal proceeding.

(ii) Neither the Bidder nor Red Vulcan is currently involved, and in the past five (5) years has not been involved, in any criminal or civil proceedings before any judicial or administrative body of competent jurisdiction, domestic or foreign, where as a result of such proceedings, the Bidder or the parent is or was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking.

(iii) To the best of the Bidder's knowledge, the current members of the Board of Directors and key officers of the Bidder are not presently involved, and during the past five (5) years have not been involved, in criminal, bankruptcy or insolvency investigations or proceedings. To the best of the Bidder's knowledge, these people have not been convicted by any final judgment of any offense punishable by the laws of his/her home country, of the Republic of the Philippines, or of the laws of any other nation or country.

(iv) To the best of the Bidder's knowledge, the current members of the board of directors and key officers of the Bidder are not currently involved, and during the past five (5) years have not been involved, in a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding were or are subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Bidder

(a) Purpose

On 7 August 2018, the Board of Directors of the Company approved the Delisting of the Common Shares from the Main Board of the PSE and on 19 September 2018, the Bidder filed the Delisting Application with the PSE.

Under the Delisting Rules, a petition for voluntary delisting of listed shares will require the conduct of a tender offer to all stockholders of record of the listed company by the listed company itself or the person(s) proposing the delisting thereof.

Pursuant to the Delisting Application and in compliance with the Delisting Rules, the Bidder proposes to acquire, through the Tender Offer, the Tender Offer Shares subject to the Tender Offer Conditions. Upon completion of the Tender Offer and assuming the Tender Threshold Condition is met, at least 95% of the total listed and outstanding Common Shares of the Bidder will collectively be held by Red Vulcan, First Gen, NTPC, and PREHC.

(b) Plans and Proposals of the Bidder

(i) Listed Status of the Company

Following completion of the Tender Offer, assuming that the Tender Threshold Condition is met and all of the Tender Offer Shares are purchased by the Bidder in line with the Tender Offer Conditions and the Delisting is approved by the PSE, **all** of the issued and outstanding Common Shares will be delisted from, and will no longer be available for trading on, the PSE.

If the Bidder is delisted, its shares will no longer be traded on the PSE, which could affect the ability of a holder of the Common Shares to liquidate his/her/its investment. Likewise, any sale or transfer of its Common Shares will be subject to the following taxes:

(1) capital gains taxes on any net capital gains arising from such sale or transfer at the rate of 15%;

(2) documentary stamp tax at the rate of ₱1.50 on each ₱200.00 of the par value of the shares of stock sold or transferred.

The above taxes are substantially higher than the stock transaction tax (at the rate of 6/10 of 1% of the gross selling price or gross value in cash of the subject shares) applicable for the sale or transfer of shares through the facilities of the PSE.

Once the Company is delisted from the PSE, the Company will no longer be subject to the reporting obligations of a listed company under the applicable rules of the PSE.

It should likewise be noted that, under the Tender Offer Conditions, the Bidder reserves the right to waive or otherwise dispense with the Tender Threshold Condition. In the event that the Bidder decides to proceed with the Tender Offer (notwithstanding that the Tender Threshold Condition has not been met), it is possible that less than 10% of the Bidder's total outstanding Common Shares will be held by the public. In such a case, the Bidder may be cited by the PSE for violation of the minimum public float level (currently at 10%) and, thereafter, in accordance with the Delisting Rules, trading of the Common Shares through the facilities of the PSE may be suspended and the Common Shares may be involuntarily delisted.

In making a decision to participate in or abstain from the Tender Offer, a holder of the Common Shares is advised to consider carefully the impact of the Delisting on his/her/its Common Shares.

(ii) Other Plans and Proposals of the Bidder

As of the date hereof, except for the filing of the petition for Delisting and Tender Offer and except as otherwise disclosed by the Company, the Company does not have any plans or proposals which relate to or would result in:

(a) any extraordinary non-public corporate transaction being implemented involving the Company;
(b) any sale or transfer of a material amount of assets of the Company;
(c) any change in the Board of Directors or management of the Company;
(d) any material change to be implemented in the present dividend rate or policy or indebtedness or capitalization of the Company; and
(e) any other material change in the Company's corporate structure or business.

As the Company has outstanding fixed rate bonds, the Company will continue to comply with the reporting requirements of Rule 17 of the Securities Regulation Code (**SRC**) until the registration of the bonds are cancelled or revoked or until Rule 17 is no longer applicable to the Company.

Item 4. Interest in Securities of the Issuer

(a) The Tender Offer Shares amount to 2,040,006,713 Common Shares, representing approximately 10.9% of the Company's outstanding voting shares.

Assuming all of the Tender Offer Shares are validly tendered, eligible for acceptance, and then accepted by the Bidder in line with the Tender Offer Conditions, when the Tender Offer is closed and completed, the Bidder will own and hold as treasury shares a total of 2,052,996,713 Common Shares, representing approximately 12.30% of its total issued and outstanding Common Shares (inclusive of all issued treasury shares).

(b) Except as disclosed above and the conduct of this Tender Offer, to the best of its knowledge, the Bidder is not aware of any material transaction regarding any of the shares of stock of the Company (including the Common Shares) during the past sixty (60) days, by any of the directors or officers of the Bidder and/or Red Vulcan.

Item 5. Contracts, Arrangements, Understandings or Relationships regarding Securities of the Issuer

The Company is a party to a Shareholders Agreement entered into on 29 September 2017, together with Red Vulcan, PREHC, and Philippines Energy Market B.V.. Under the agreement, the parties agreed on, among others, certain governance and shareholder voting arrangements and restrictions on the transfer of shares of stock of the Company. A summary of the key terms of the Shareholders Agreement is provided in **Exhibit G**.

Except as disclosed above, the Company is not aware of any contracts, arrangements, understandings or relationships between the Bidder and any person regarding any securities of the Company. This includes, but is not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 6. Materials to be filed as Exhibits

(a) Tender Offer Materials

Exhibit A	-	Terms and Conditions of the Tender Offer
Exhibit B	-	Application to Tender Shares of the Company, which includes the following attachments: Attachment 1: Terms and Conditions of the Tender Offer Attachment 2: Form of Irrevocable Power of Attorney Attachment 3: Form of Secretary's Certificate Attachment 4: Form of Affidavit of Loss Attachment 5: Transfer of Shares from Deceased Stockholders Attachment 6: Instruction to Brokers/Letter to Tender Offer Agent Attachment 7: Partnership Resolution Attachment 8: Specimen Signature Cards
Exhibit C	-	Confirmation from J.P. Morgan Securities (Asia Pacific) Limited that resources available to the Bidder are sufficient to satisfy full acceptance of the Tender Offer
Exhibit D-1	-	Announcement of Intention to Make a Tender Offer to Shareholders of the Company

Exhibit D-2	-	Affidavit(s) of Publication of Announcement/Notice of Intention to Make a Tender Offer/Notice of Delisting as published by *Philippine Star* and *Malaya* on 9 August 2018
Exhibit E	-	Notice to the Shareholders of the Company (in re: Filing of a Tender Offer Report)
Exhibit F	-	Fairness Opinion of R.G. Manabat & Co.
Exhibit G	-	Summary of Key Terms of the Shareholders Agreement

(b) List of the Company's Shareholders

Exhibit H	-	List of the Company's Top 100 Shareholders as of 30 June 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete, and correct. This report is signed in Pasig City, Philippines, on September 19, 2018 .

ENERGY DEVELOPMENT CORPORATION

By: ....
(Signature)

....
ERWIN O. AVANTE
VICE-PRESIDENT

EXHIBIT "A" to the Tender Offer Report /
Attachment 1 to EXHIBIT "B" (Application to Tender Shares)

TERMS AND CONDITIONS OF THE TENDER OFFER

1	**Bidder**	:	**Energy Development Corporation** (**EDC**, the **Company**, or the **Bidder**) The Bidder, Energy Development Corporation, was incorporated and registered with the SEC on 5 March 1976 to primarily engage in the business of exploring, developing, operating, and utilizing geothermal energy and other indigenous renewable energy sources for electricity generation. It maintains its registered address at One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City 1605. Beginning 13 December 2006, the Common Shares of the Bidder were listed and traded on the Philippine Stock Exchange, Inc. (**PSE**) under the symbol "EDC". As of 7 August 2018, the Bidder has an authorized capital stock of Thirty Billion One Hundred Fifty Million (₱30,150,000,000.00) divided into (i) Twenty Seven Billion (27,000,000,000) common shares with a par value of One Peso (₱1.00) per share (the **Common Shares**), (ii) Fifteen Billion (15,000,000,000) voting preferred shares with a par value of One Centavo (₱0.01) per share (the **Voting Preferred Shares**), and (iii) Three Hundred Million (300,000,000) non-voting preferred shares with a par value of Ten Pesos (₱10.00) per share (the **Non-Voting Preferred Shares**). Out of the authorized capital stock, a total of (i) Eighteen Billion Seven Hundred Thirty Seven Million Ten Thousand (18,737,010,000) Common Shares, and (ii) Nine Billion Three Hundred Seventy Five Million (9,375,000,000) Voting Preferred Shares are outstanding and fully paid-up.
2	**Subject Company**	:	EDC, a corporation organized and duly existing under the laws of the Republic of the Philippines, with principal office address at One Corporate Centre, Julia Vargas Avenue corner Meralco Avenues, Ortigas Center, Pasig City 1605.
3	**Tender Offer**	:	On 7 August 2018, the Board of Directors of the Company approved the voluntary delisting (the **Delisting**) of the Common Shares from the Main Board of the PSE. On the same date, in relation to the Delisting and in accordance with the delisting rules and regulations of the PSE (the **Delisting Rules**), the Board of Directors of the Company approved the conduct by the Company of a tender offer for up to 2,040,006,713 Common Shares held collectively by all shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**), Northern Terracotta Power Corp. (**NTPC**), and Philippines Renewable Energy Corporation (**PREHC**), subject to the following conditions: (a) the obligation of the Bidder to purchase the Common Shares through the tender offer will be under the condition (among other conditions that the Bidder may prescribe) that during the course of the tender offer, at least 1,162,000,000 Common Shares will have been: (i) validly tendered by the Bidder's

<table>
<tr><td></td><td></td><td></td><td>
shareholders other than Red Vulcan, First Gen, NTPC, and/or PREHC, (ii) eligible for or otherwise capable of being purchased by the Bidder, and (iii) accepted for purchase by the Bidder, in each case, in accordance with the terms and conditions of the tender offer as prescribed by the Bidder (the Tender Threshold Condition).
(b) upon completion of the tender offer, at least 95% of the total listed and outstanding Common Shares of the Bidder shall collectively be held by Red Vulcan, First Gen, NTPC, and PREHC.
On 19 September 2018, the Bidder filed a petition for the Delisting (the Delisting Application) with the PSE.
Subject to the Tender Threshold Condition and the terms and conditions herein (collectively, the Tender Offer Conditions) and pursuant to the Delisting Application and the Delisting Rules, the Bidder proposes to acquire, through a tender offer (the Tender Offer) up to 2,040,006,713 Common Shares (the Tender Offer Shares) held collectively by all shareholders of the Company other than Red Vulcan, First Gen, NTPC, and PREHC.
Copies of the Tender Offer Report (SEC Form 19-1, including any and all of its annexes, exhibits, and schedules), are available at the PSE Electronic Disclosures Technology portal (http://edge.pse.com.ph), company disclosures section for EDC. Any shareholder who wishes to secure a copy of the Tender Offer Report may likewise do so at the office of the Tender Offer Agent.
</td></tr>
<tr><td>4</td><td>Tender Offer Shares</td><td>:</td><td>Up to 2,040,006,713 Common Shares held collectively by all shareholders of the Company other than Red Vulcan, First Gen, NTPC, and PREHC.</td></tr>
<tr><td>5</td><td>Tender Offer Price</td><td>:</td><td>
The consideration for the Tender Offer Shares shall be ₱7.25 per share (the Tender Offer Price), payable in cash by check as hereafter provided.
The Tender Offer Price does not include selling charges, which shall be for a tendering shareholder's account. After deducting customary selling charges from a tendering shareholder's account, the net Tender Offer Price per Tender Offer Share will be ₱7.2050. Further, the customary selling charges that will be deducted by the Bidder do not include any selling broker's commission and/or any taxes thereon, which shall be payable by a tendering shareholder and/or their broker.
The customary selling charges, which amount to 0.0621% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:
<table>
<tr><th>Type of Fee</th><th>% of Value of the Transaction</th></tr>
<tr><td>Stock transaction tax</td><td>0.600%</td></tr>
<tr><td>Fees payable to the Securities Clearing Corporation of the Philippines</td><td>0.010%</td></tr>
</table>
</td></tr>
</table>

			Stock Investment Protection Fund 0.001% SEC fees 0.005% PSE transaction fees 0.005%
6	**Tender Offer Period**	:	The Tender Offer will start at 9:00 A.M. on 24 September 2018 and end at 12:00 P.M. on 22 October 2018 (the **Tender Offer Period**). The Bidder reserves the right to extend the Tender Offer Period (subject to prior approval from the Securities and Exchange Commission (**SEC**)).
7	**Cross Date**	:	The Tendered Shares accepted for purchase by the Bidder in accordance with the Tender Offer Conditions are intended to be sold to and purchased by the Bidder by way of block sale through the facilities of the PSE on or around 5 November 2018 (the **Cross Date**), unless the Tender Offer Period is extended with the prior approval of the SEC. In this case, the block sale for the Tender Offer Shares (subject to approval of the PSE) will be on or around the 8th trading day after the end of the extended Tender Offer Period.
8	**Tender Offer Agent and Paying Agent**	:	**BDO Securities Corporation** Address: 20/F South Tower, BDO Corporate Center 7899 Makati Ave., Makati City 0726, Philippines Tel No.: +632 840 7000 Fax No.: +632 878 4156 Contact Person: Stanley A. Ang Email: Ang.Stanley@bdo.com.ph For inquiries on the Tender Offer, please contact any of the following personnel of BDO Securities Corporation: **Ms. Michelle Gaspar**, **Tel. No.** +63 2 840-7000 local 32104 **Mr. Donald Buensuceso**, **Tel. No.** +63 2 840-7000 local 33667
9	**Company's Stock Transfer Agent**		**BDO Unibank , Inc. – Trust and Investments Group** Address: 15/F South Tower, BDO Corporate Center 7899 Makati Ave., Makati City 0726 Tel No.: +632 878-4965, +632 878-4961, +632 878-4963 +632 878-4964, +632 878-4053 Fax No:: +632 878-4056 Contact Person: Lorraine Carpio Email: bdo-stock-transfer@bdo.com.ph
10	**Tender Offer Process**	:	*For Certificated or Scrip Shareholders* Tendering shareholders who hold stock certificates who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should, within the Tender Offer Period: (i) present their original stock certificates to the Stock Transfer Agent for authentication by the Stock Transfer Agent, (ii) upon due authentication by the Stock Transfer Agent, submit their original stock certificates duly endorsed in blank and the duly accomplished Application to Tender Shares (the **Application**), together with all the requirements stated therein, to the Tender Offer Agent at its address as stated herein.

			For Non-Certificated or Scripless Shareholders Tendering shareholders whose shares are lodged with the Philippine Depository & Trust Corp. (**PDTC**) must instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished Application, together with all the requirements stated therein, to the Tender Offer Agent, and instruct their Participating Broker to electronically transfer their shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to 12:00 P.M. on 22 October 2018 in order to participate in the Tender Offer. A Participating Broker is required to comply with the Instructions to Brokers attached to the Application as Attachment 6 thereof. The terms of the Application and the Instructions to Brokers shall form integral parts of the Tender Offer Conditions. Delivery of each required document in relation to the Tender Offer to the Tender Offer Agent shall be deemed made only upon actual receipt thereof by the Tender Offer Agent. The Bidder or the Tender Offer Agent reserves the right to require presentation or submission of any additional documents for the purpose of, among others, enabling the Bidder or the Tender Offer Agent to determine from any tendering shareholder (or any person acting on its behalf, including any Participating Broker) the validity, eligibility, and acceptability of any Common Shares in the Company tendered pursuant to the Tender Offer.
11	**Closing Date (End of Tender Offer Period)**	:	12:00 P.M. of 22 October 2018. The Bidder reserves the right to extend the Tender Offer Period with the prior approval of the SEC.
12	**Conditions**	:	The acceptance of Tender Offer Shares by the Bidder is subject to the fulfillment (or waiver, in the Bidder's sole discretion) of each of the following conditions: (i) The Bidder shall have obtained all organizational, contractual, and regulatory approvals, consents, and authorizations for the acceptance and purchase by the Bidder of the Tender Offer Shares before the expiration of the Tender Offer Period; (ii) The tendering shareholder shall have obtained all the required approvals and authorizations to enable it to transfer the Tendered Shares to the Bidder before the expiration of the Tender Offer Period and it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares; (iii) In the sole determination of the Bidder, no material adverse change in or affecting the business, operations, property, condition (financial or otherwise), or prospects of the Company shall have occurred; (iv) In the course of the Tender Offer, at least 1,162,000,000 Common Shares, shall have been (1) validly tendered by

			the Company's shareholders other than Red Vulcan, First Gen, NTPC, and PREHC, (2) eligible for or otherwise capable of acceptance for purchase by the Bidder, and (3) duly accepted for purchase by the Bidder, in each case, pursuant to the Tender Offer, the Tender Offer Conditions, and such other terms and conditions thereof as the Bidder may prescribe; and (v) upon completion of the tender offer, at least 95% of the total listed Common Shares of the Bidder shall collectively be held by Red Vulcan, First Gen, NTPC, and PREHC. The Bidder has the right to withdraw the Tender Offer at any time prior to the Settlement Date if any of the foregoing conditions is not met to its satisfaction, provided that written notice of withdrawal of the Tender Offer shall be sent to the shareholders of the Company on or before Settlement Date (as defined below).
13	**Acceptance**	:	At any time before the Cross Date, the Bidder, at its sole discretion, has the right to reject an Application if such Application (i) is not completed in full; or (ii) lacks any of the required attachments. The Tender Offer Agent will accept an Application on behalf of the Bidder on the condition that the tendering shareholder has been certified by the Stock Transfer Agent as a common shareholder of the Company at any time during the Tender Offer Period and that the signature/endorsement on the stock certificate(s) submitted matches the signature on file with the Stock Transfer Agent, if such is available. If a tendering shareholder does not have any signature card on file, or the signatures on the certificates and on the Application differ from the signature on file with the Stock Transfer Agent, the Stock Transfer Agent shall certify the same to the Bidder. The Bidder shall exercise its sole and reasonable discretion to accept or reject the Application. The Tender Offer Agent shall rely on the signature affixed on the Application and on the validated endorsement of the relevant stock certificates. Neither the Bidder nor the Tender Offer Agent shall be required (nor are they expected) to make further inquiries into the authenticity of the signature. A tendering shareholder shall hold the Bidder, the Tender Offer Agent, the Buyer Agent, their respective officers, directors, agents, or advisers free and harmless from any and all damages that may arise or result in the Bidder's/Tender Offer Agent's acceptance of the Application. Applications received after the end of the Tender Offer Period shall be rejected, unless the Tender Offer Period is extended by the Bidder, upon prior approval of the SEC. Tendering shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the Tender Offer Agent on or before the Settlement Date.
14	**Settlement Date**	:	The consideration shall be payable within eight (8) business days from the lapse of the Tender Offer Period (the **Settlement Date**). Should the Settlement Date fall on a day other than a business day, the payment of the relevant consideration shall be made on the next business day.

			On Settlement Date, the Tender Offer Agent shall make the check in the amount of the total Tender Offer Price less the customary selling charges, broker's commission and applicable tax in the name of either: (i) each selling broker which delivered the scripless shares of its tendering clients (scripless shareholders), or (ii) the tendering shareholders that have delivered certificated shares directly to the Tender Offer Agent. Checks shall be available for pick-up at the Tender Offer Agent's office beginning Settlement Date up to thirty (30) days thereafter. Checks not claimed shall be mailed or delivered to the shareholders, at their own risk, to the registered address indicated in the Application Form. When collecting payment, the tendering shareholders shall present the Shareholder's Copy of the Application as well as a proper identification document (*e.g.*, driver's license, passport or company I.D. with photograph and signature). Duly authorized representatives of tendering shareholders shall be required to present either a duly notarized secretary's certificate for corporate shareholders or a duly notarized special power of attorney for individual shareholders.
15	**Withdrawal**	:	Any or all of the Tendered Shares may be withdrawn by the relevant tendering shareholder any time during the Tender Offer Period, but only up to 12:00 P.M. of 22 October 2018, by submitting a written request for the withdrawal of the relevant Tendered Shares to the Tender Offer Agent, together with a copy of the Shareholder's Copy of the Application issued by the Tender Offer Agent. For a withdrawal to be effective, the written notice of withdrawal must be timely received by the Tender Offer Agent at the address set forth herein. The written request for the withdrawal of any Tendered Shares must specify: (i) the name of the tendering shareholder, and (ii) the number of Tendered Shares to be withdrawn. If the stock certificates evidencing the Tendered Shares have been delivered to the Tender Offer Agent, the serial number of such certificates must likewise be indicated in the written request for tendered shares. The Bidder has the right, in its sole discretion, to determine the validity of the written request. Any Tendered Shares that are withdrawn in accordance herewith shall be returned in the same form they were received to the PDTC Participant (if previously lodged with the PDTC Participant) or to the Tendering Shareholder (if previously certificated), as the case may be, within twenty (20) business days from the end of the Tender Offer Period. The cost of returning the Tender Offer Shares shall be borne by the shareholder making the withdrawal.
16	**Expenses**	:	The Tender Offer Price does not include customary selling charges which shall be for a tendering shareholder's account. The customary selling charges, which amount to 0.621% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:

Type of Fee	% of Value of the Transaction
Stock transaction tax	0.600%
Fees payable to the Securities	0.010%

17			<table><tr><td>Clearing Corporation of the Philippines</td><td></td></tr><tr><td>Stock Investment Protection Fund</td><td>0.001%</td></tr><tr><td>SEC fees</td><td>0.005%</td></tr><tr><td>PSE transaction fees</td><td>0.005%</td></tr></table> Further, the tendering shareholder and the Bidder shall each be responsible for any selling or buying broker's commissions and/or their own broker's commissions, costs, charges, transfer taxes, and other expenses, fees, and duties incurred in connection with the tender of the Tender Offer Shares, provided that the stock transaction tax payable on the transfer of the Tender Offer Shares shall be for the account solely of the tendering shareholder. Any and all costs, charges, transfer taxes, expenses, fees, and duties that shall be for the account of the tendering shareholder shall be deducted by the Tender Offer Agent from the total price payable to such tendering shareholder.
17	**Representations and Warranties of Tendering Shareholder**	:	By accepting the Tender Offer and tendering the Common Shares pursuant thereto, each tendering shareholder is deemed to have represented and warranted to the Bidder as follows: (i) All information contained in the Application and its attachments are true and correct and that the signatures thereon are genuine, properly authorized and obtained without use of fraud, coercion or any other vice of consent. (ii) Each tendering shareholder is the registered and absolute legal and beneficial owner of, with good and marketable title to the Tendered Shares. The Tendered Shares have been validly issued and fully paid, and are non-assessable. (iii) Each tendering shareholder has obtained all the required approvals and authorizations to enable it/him/her to transfer the Tendered Shares to the Bidder before the expiration of the Tender Offer Period and it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares. (iv) Upon the transfer of the Tendered Shares in accordance with the Tender Offer, the Bidder will obtain full and valid legal and beneficial title to and ownership of the Tendered Shares, free and clear from any warrants, interests, options, claims, objections, disputes, liens, or other encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such Tendered Shares, including but not limited to the right to vote and receive dividends thereon. (v) The tender of any or all of the Common Shares by a tendering shareholder and/or the purchase or transfer thereof by the Bidder in accordance with the Tender Offer does not and will not constitute a breach or other default of the tendering shareholder's constitutive documents (as applicable) or of any agreement or arrangement, law, order, or regulations applicable to the tendered Common Shares, the tendering shareholder, or to which any of the foregoing may be bound.

			(vi) Each tendering shareholder has read and understood, and has relied solely upon the provisions of the Tender Offer Report, any and all documents and materials provided by the Bidder in connection therewith or in relation thereto, and the terms and conditions of the Tender Offer as stated therein, and unconditionally accepts such terms and conditions. The tendering shareholder understands that no person has been authorized to give information or to make any representation with respect to the Tender Offer other than those specified and made in the Tender Offer Report.

EXHIBIT "B" to the Tender Offer Report
Application to Tender Common Shares of Energy Development Corporation

APPLICATION TO TENDER SHARES OF ENERGY DEVELOPMENT CORPORATION

This application must be prepared in triplicate and completed in all parts: Copies to: 1. Bidder 2. Tender Offer Agent 3. Applicant	This form (the **Application**) is made on the terms and conditions as set out in the Terms and Conditions of the Tender Offer attached as Exhibit A to the Tender Offer Report (SEC Form 19-1, including any and all of its annexes and schedules) which forms an integral part hereof. This Application is intended for shareholders of **ENERGY DEVELOPMENT CORPORATION** (**EDC** or the **Company** or the **Bidder**), who wish to tender their common shares in the capital stock of the Company (the **Tendered Shares**) to the Bidder. **DO NOT COMPLETE THIS APPLICATION IF YOU ARE NOT OFFERING YOUR COMMON SHARES FOR PURCHASE BY THE BIDDER.**
Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Tender Offer Report.	The Bidder has also prepared the Tender Offer Report, which was filed with the Securities and Exchange Commission (**SEC**) and the Philippine Stock Exchange (**PSE**) on 19 September 2018 for the purpose of describing the Tender Offer in detail. Each shareholder is advised to read and understand the provisions of the Tender Offer Report and the terms and conditions stated therein and in this Application prior to making any decision. Inquiries and requests for assistance and copies of the Tender Offer Report may be directed to BDO Securities Corporation (the **Tender Offer Agent**), whose address and telephone number appear in the Terms and Conditions of the Tender Offer (Attachment 1 to this Application), which forms an integral part of this Application. This Application, together with the required attachments set forth below, must be duly accomplished and received by the Tender Offer Agent not later than **12:00 P.M.** of 22 October 2018, unless otherwise extended by the Bidder with the prior approval of the SEC. The Bidder reserves the right to accept or reject this Application (in whole or in part). This Application, after being submitted, may be withdrawn in writing in accordance with the procedure set forth in the Terms and Conditions of the Tender Offer. The notice of withdrawal, to be effective, must be received by the Tender Offer Agent before **12:00 P.M.** of 22 October 2018.

DO NOT PROCEED UNLESS YOU HAVE DECIDED TO TENDER YOUR SHARES TO THE BIDDER

REPRESENTATIONS AND WARRANTIES

By executing this Application, I/We (the **Tendering Shareholder**) represents and warrants in favor of the Bidder and the Tender Offer Agent that: (a) all information contained herein and in the attached documents are true and correct and that the signatures hereon are genuine, properly authorized and obtained without use of fraud, coercion or any other vice of consent; (b) the Tendering Shareholder is the registered and absolute legal and beneficial owner of, with good and marketable titles to the Tendered Shares; (c) the Tendered Shares have been validly issued and fully paid, and are non-assessable; (d) the Tendering Shareholder has obtained all the required approvals and authorizations to enable it/him/her to transfer the Tendered Shares to the Bidders before the expiration of the Tender Offer Period and that it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares; (e) upon the transfer of the Tendered Shares in accordance with the Tender Offer, the Bidder will obtain full and valid legal and beneficial title to and ownership of the Tendered Shares, free and clear from any warrants, interests, options, claims, objections, disputes, liens, or other encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such Tendered Shares, including but not limited to the right to vote and receive dividends thereon; and (f) the tender of any or all of the Common Shares by a Tendering Shareholder and/or the purchase or transfer thereof by the Bidder in accordance with the Tender Offer does not and will not constitute a breach or other default of the Tendering Shareholder's constitutive documents (as applicable) or of any agreement or arrangement, law, order, or regulations applicable to the tendered Common Shares, the tendering shareholder, or to which any of the foregoing may be bound.

The undersigned Tendering Shareholder further warrants that it/he/she has read and has relied solely upon the provisions of the Tender Offer Report, any and all documents and materials provided by the Bidder in connection therewith or in relation thereto, and the terms and conditions of the Tender Offer as stated therein, and unconditionally accepts such terms and conditions. The Tendering Shareholder understands that no person has been authorized to give information or to make any representation with respect to the Tender Offer other than those specified and made in the Tender Offer Report.

The undersigned Tendering Shareholder hereby expressly agrees and consents to the collection and processing of its/his/her personal information with respect to information relating to or in connection with the Tender Offer, and hereby agrees and consents to the disclosure of the same for purposes of meeting the requirements of the Tender Offer, any overseas or local regulators or tax authorities, or in compliance with rules of any exchange.

AUTHORIZATION

By virtue hereof, the Tendering Shareholder hereby authorizes the Tender Offer Agent to: (1) sell its/his/her Tendered Shares through the PSE; (2) to withhold and pay from the proceeds of such sale such taxes, broker's commission and other reasonable expenses that may be chargeable to its/his/her account; (3) to process, collect, use, and/or store my personal information; (4) to disclose its/his/her personal information to the Bidder (or any person acting on its behalf), any overseas or local regulators or tax authorities or in compliance with the rules of any exchange; and (5) to do or cause to be done and all such acts and things necessary or appropriate to give full effect to and implement the foregoing.

Shareholder's Full Name (in print)*	**Shareholder's Address (Building, Street Address, District, City and Country)**		
Shareholder's Signature	**Tel No.(s)**	**TIN/Passport**	**Nationality**

* This Application shall be accomplished by the registered holder of the Tendered Shares or its/his/her duly authorized attorney-in-fact (for shareholders with stock certificates) or by the broker with whom the Tendered Shares are maintained (for shareholders without stock certificates).

APPLICATION TO TENDER

The undersigned registered shareholder of **ENERGY DEVELOPMENT CORPORATION (EDC)** or the undersigned Participating Broker handling EDC Common Shares on behalf of the beneficial owner of such EDC Common Shares and acting in accordance with and within the instructions of said beneficial owner, as the case may be (in either case, the **Applicant**), hereby applies to sell ____________________ EDC Common Shares (the **Tendered Shares**) for the price stated below.

If covered by stock certificates, please fill up and attach separate sheet if needed:

EDC Stock Certificate No.(s)	**No. of Tendered Shares Represented by Each Certificate***	**No. of Tendered Shares**	**Price** The purchase price is **PHP7.25** for each share and will be payable in cash (Philippine Pesos) subject to the Terms and Conditions of the Tender Offer.
TOTAL			**PHP**

ACKNOWLEDGEMENT

Tender Offer Agent's Certification	**Acceptance**

We received this Application, with all the required attachments below, at _________ a.m./p.m. on _______________.		This Application is hereby accepted for ______________ common shares of EDC, subject to the terms and conditions set forth herein.	
Tender Offer Agent's Authorized Signatory		Bidder's Authorized Signatory	

[Dorsal side of the Application]

REQUIRED ATTACHMENT TO THIS APPLICATION

A valid tender of the Common Shares shall be made by accomplishing and delivering this Application, which, along with the following attachments (applicable to scrip or certificated shareholders only), must be received by the Tender Offer Agent not later than **12:00 P.M.** of 22 October 2018.

1. Duly endorsed original stock certificates of **ENERGY DEVELOPMENT CORPORATION** (in blank) issued in the name of the Tendering Shareholders and validated by the Stock Transfer Agent of the Company.

   Tendering Shareholders whose shares are lodged with the Philippine Depository Trust Corporation (**PDTC**) who wish to offer all or a portion of their Tender Offer Shares for sale to the Bidder should instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished Application, together with all the requirements as stated herein, to the Tender Offer Agent at its address as stated herein, and instruct their Participating Broker to electronically transfer their Common Shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to **12:00 P.M.** of 22 October 2018. The Participating Broker is required to comply with the Instructions to Brokers attached to this Application as Attachment 6 hereof.

   Delivery of each required document in relation to the Tender Offer to the Tender Offer Agent shall be deemed made only upon actual receipt thereof by the Tender Offer Agent. The Bidder reserves the right to require presentation or submission of any additional documents for the purpose of, among others, enabling the Bidder to determine from any Tendering Shareholder (or any person acting on its behalf, including any Participating Broker) the validity, eligibility, and acceptability of any Common Shares in the Company tendered pursuant to the Tender Offer.

   For individual shareholders:

   (i) Two (2) valid identification cards containing the Applicant's photograph and specimen signature (*i.e.*, driver's license, tax identification card, Social Security System/Government Service Insurance System identification card, or passport).
   (ii) Two (2) duly accomplished specimen signature cards containing the specimen signature of the Applicant and verified by the Applicant's broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker's signatory or the name of the bank and the bank's signatory, as the case may be). Two (2) copies of valid ID of the bank's signatory is also required.
   (iii) For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable Power of Attorney (in substantially the form attached to this Application). For married individuals who are Philippine citizens, their respective spouses must sign the space provided in the Irrevocable Power of Attorney to indicate the marital consent to the sale of their EDC common shares.

   For corporate shareholders:

   (i) Notarized Board Resolution (in substantially the form of the Secretary's Certificate attached to this Application) authorizing the sale of its EDC common shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.
   (ii) Copy of the SEC Registration or equivalent constitutive document certified as a true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
   (iii) Copies of the latest Articles of Incorporation or By-laws of the Applicant or equivalent constitutive documents certified as true copies of the original by the Corporate Secretary or equivalent person having official custody of company records.
   (iv) Two (2) duly accomplished specimen signature cards containing the specimen signature of the Applicant's designated authorized signatories and verified by the Applicant's Corporate Secretary or equivalent person having official custody of company records.
   (v) Photocopy of two (2) valid IDs of the authorized signatory/ies, certified as true copy of original by the Corporate Secretary.
   (vi) Copy of the latest General Information Sheet (GIS) filed with the SEC and certified as a true copy of the original by the Corporate Secretary or equivalent persons having official custody of company records.

   For Partnership:

   (i) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
   (ii) Copy of the latest Articles of Partnership of the Applicant or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
   (iii) Notarized Partnership Resolution (in substantially the form of the Partners' Certificate attached to this Application) authorizing the sale of the Partnership's EDC common shares, designating signatories for the purpose and indicating the specimen signature of the signatories.
   (iv) two (2) Duly accomplished signature cards containing the specimen signature of the Applicant's designated authorized signatories and verified by the Applicant's Partnership Secretary or equivalent person having official custody of the partnership records.
   (v) Photocopy of two (2) valid IDs of the authorized signatory/ies, certified as true copy of original by the Partnership Secretary.

   For those with lost stock certificates:

   (i) Duly notarized affidavit of loss (in substantially the form of the Affidavit of Loss attached to this Application).
   (ii) One (1) original of the Affidavit of Publication executed by publisher of newspaper of general circulation attesting that the affidavit of loss and the details required under Section 73 of the Corporation Code of the Philippines have been published in a newspaper of general circulation in the place where EDC has its principal office once a week for at least three consecutive weeks.
   (iii) Applicable surety bond in an amount of twice the closing price per share of the EDC shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate, which bond shall run for a period of one year.

OTHER INFORMATION

Without prejudice to the right of the Bidder (subject to prior approval by the SEC) to extend the Tender Offer Period, should any of the business days during the period from 24 September 2018, the commencement of the Tender Offer Period, and 22 October 2018, inclusive, be officially declared as non-working holidays after the filing of the Tender Offer Report on 19 September 2018, the period shall be extended by the number of business days corresponding to those which were declared as non-working holidays.

This Application, together with all other required and applicable attachments as specified above (in form and substance as prescribed herein), must be received by BDO Securities Corporation (the "Tender Offer Agent") not later than 12:00 P.M. of 22 October 2018 at the 20F South Tower, BDO Corporate Center, 7899 Makati Ave., Makati City, Philippines (Contact Persons: Ms. Michelle Gaspar, Tel. No. +63 2 840-7000 local 32104, and Mr. Donald Buensuceso, Tel. No. +63 2 840-7000 local 33667). Applications received after the end of the Tender Offer Period shall be rejected unless the Tender Offer Period is extended by the Bidder, upon prior approval by the SEC. Applications that are not properly completed, or lack any of the required attachments will also be rejected. If the Tender Offer Agent is unable to verify the signature on the Application or the endorsement of the relevant stock certificates, the Tender Offer Agent will also reject the Application.

Tendering Shareholders who hold stock certificates should submit within the Tender Offer Period their duly endorsed stock certificates and this duly accomplished Application together with abovementioned requirements to the Tender Offer Agent **not later than 12:00 P.M. of 22 October 2018** at the 20F South Tower, BDO Corporate Center, 7899 Makati Ave., Makati City, Philippines **(Contact Persons: Ms. Michelle Gaspar, Tel. No. +63 2 840-7000 local 32104, and Mr. Donald Buensuceso, Tel. No. +63 2 840-7000 local 33667).**

Scripless Shareholders should likewise submit within the Tender Offer Period this duly accomplished Application and should cause and instruct their brokers to electronically transfer their Tender Offer Shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to **12:00 P.M.** of 22 October 2018.

The shares tendered may be withdrawn by the relevant Tendering Shareholder any time during the Tender Offer Period, but only up to **12:00 P.M.** of 22 October 2018, by submitting a written request for the withdrawal of the relevant Tendered Shares to the Tender Offer Agent, together with a copy of the Shareholder's Copy of the Application issued by the Tender Offer Agent. For a withdrawal to be effective, the written notice of withdrawal must be timely received by the Tender Offer Agent at the address set forth herein and must be delivered in accordance with the procedure and conditions set forth in the Tender Offer Report.

All the Tendered Shares shall be purchased by the Bidder (subject to prior approval by the PSE) by way of block sale through the facilities of the PSE or on around 5 November 2018 (the **Cross Date**), unless the Tender Offer Period is extended with the prior approval of the SEC. In this case, the block sale for the Tender Offer Shares (subject to approval of the PSE) will be on or around the 8th trading day after the end of the extended Tender Offer Period.

The Settlement Date for the net proceeds of the sale of the tendered EDC shares shall be made eight (8) business days from the lapse of the Tender Offer Period (the **Settlement Date**), subject to any extension of the Tender Offer Period with the prior approval of the SEC. Payments for the Tender Offer Shares that have been accepted and purchased by the Bidder shall be made available by the Tender Offer Agent to: (i) each selling broker which delivered the scripless shares of its tendering clients, the Scripless Shareholders; or (ii) the Tendering Shareholders that have delivered certificated shares directly to the Tender Offer Agent. Checks shall be available for pick-up at the Tender Offer Agent's office beginning the Settlement Date up to thirty (30) days thereafter at the following address:

BDO SECURITIES CORPORATION

Address:	**20/F South Tower, BDO Corporate Center** **7899 Makati Ave., Makati City 0726, Philippines**
Tel. No.:	**+632 840 7080**
Fax No.:	**+632 878 4553, +63 2 878 4156**
Contact Person:	**Ms. Michelle Gaspar**

Any payment not collected from the Tender Offer Agent within thirty (30) calendar days from the abovementioned date shall be dispatched, via registered mail, to the last recorded address of the Tendering Shareholder at the Tendering Shareholder's risk

For inquiries on the Tender Offer, please contact any of the following personnel of **BDO Securities Corporation**:

Ms. Michelle Gaspar, Tel. No.+63 2 840-7000 local 32104

Mr. Donald Buensuceso, Tel. No.+63 2 840 7000 local 33667

For inquiries about the number of Common Shares of a shareholder in EDC, please contact **BDO Unibank , Inc. – Trust and Investments Group**, the Company's Stock Transfer Agent, at the 15/F South Tower, BDO Corporate Center 7899 Makati Ave., Makati City 0726, Telephone No. +632 878-4965, +632 878-4961, +632 878-4963, +632 878-4964,+632 878 4053, E-mail: bdo-stock-transfer@bdo.com.ph.

TERMS AND CONDITIONS OF THE TENDER OFFER

1	**Bidder**	:	**Energy Development Corporation** (**EDC,** the **Company** or the **Bidder**) The Bidder, Energy Development Corporation, was incorporated and registered with the SEC on 5 March 1976 to primarily engage in the business of exploring, developing, operating, and utilizing geothermal energy and other indigenous renewable energy sources for electricity generation. It maintains its registered address at One Corporate Centre, Julia Vargas corner Meralco Avenues, Ortigas Center, Pasig City 1605. Beginning 13 December 2006, the Common Shares of the Bidder were listed and traded on the Philippine Stock Exchange, Inc. (**PSE**) under the symbol "EDC". As of 7 August 2018, the Bidder has an authorized capital stock of Thirty Billion One Hundred Fifty Million (₱30,150,000,000.00) divided into (i) Twenty Seven Billion (27,000,000,000) common shares with a par value of One Peso (₱1.00) per share (the **Common Shares**), (ii) Fifteen Billion (15,000,000,000) voting preferred shares with a par value of One Centavo (₱0.01) per share (the **Voting Preferred Shares**), and (iii) Three Hundred Million (300,000,000) non-voting preferred shares with a par value of Ten Pesos (₱10.00) per share (the **Non-Voting Preferred Shares**). Out of the authorized capital stock, a total of (i) Eighteen Billion Seven Hundred Thirty Seven Million Ten Thousand (18,737,010,000) Common Shares and (ii) Nine Billion Three Hundred Seventy Five Million (9,375,000,000) Voting Preferred Shares are outstanding and fully paid-up.
2	**Subject Company**	:	EDC, a corporation organized and duly existing under the laws of the Republic of the Philippines, with principal office address at One Corporate Centre, Julia Vargas Avenue corner Meralco Avenues, Ortigas Center, Pasig City 1605.
3	**Tender Offer**	:	On 7 August 2018, the Board of Directors of the Company approved the voluntary delisting (the **Delisting**) of the Common Shares from the Main Board of the PSE. On the same date, in relation to the Delisting and in accordance with the delisting rules and regulations of the PSE (the **Delisting Rules**), the Board of Directors of the Company approved the conduct by the Company of a tender offer for up to 2,040,006,713 Common Shares held collectively by all shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**), Northern Terracotta Power Corp. (**NTPC**), and Philippines Renewable Energy Corporation (**PREHC**), subject to the following conditions: (a) the obligation of the Bidder to purchase the Common Shares through the tender offer will be under the condition (among other conditions that the Bidder may prescribe) that during the course of the tender offer, at least 1,162,000,000 Common

			Shares will have been: (i) validly tendered by the Bidder's shareholders other than Red Vulcan, First Gen and/or PREHC, (ii) eligible for or otherwise capable of being purchased by the Bidder, and (iii) accepted for purchase by the Bidder, in each case, in accordance with the terms and conditions of the tender offer as prescribed by the Bidder (the **Tender Threshold Condition**). (b) upon completion of the tender offer, at least 95% of the total outstanding and listed Common Shares of the Bidder shall collectively be held by Red Vulcan, First Gen and PREHC. On 19 September 2018, the Bidder filed a petition for the Delisting (the **Delisting Application**) with the PSE. Subject to the Tender Threshold Condition and the terms and conditions herein (the **Tender Offer Conditions**) and pursuant to the Delisting Application and the Delisting Rules, the Bidder proposes to acquire, through a tender offer (the **Tender Offer**) up to 2,040,006,713 Common Shares (the **Tender Offer Shares**) held collectively by all shareholders of the Company other than Red Vulcan, First Gen and PREHC. Copies of the Tender Offer Report (**SEC Form 19-1**, including any and all of its annexes, exhibits, and schedules), are available at the PSE Electronic Disclosures Technology portal (http://edge.pse.com.ph), company disclosures section for EDC. Any shareholder who wishes to secure a copy of the Tender Offer Report may likewise do so at the office of the Tender Offer Agent.
4	**Tender Offer Shares**	:	Up to 2,040,006,713 Common Shares held collectively by all shareholders (of the Company other than Red Vulcan, First Gen, NTPC, and PREHC.
5	**Tender Offer Price**	:	The consideration for the Tender Offer Shares shall be ₱7.25 per share (the **Tender Offer Price**), payable by check as hereafter provided. The Tender Offer Price does not include selling charges which shall be for a tendering shareholder's account. After deducting customary selling charges from a tendering shareholder's account, the net Tender Offer Price per Tender Offer Share will be ₱7.2050. Further, the customary selling charges that will be deducted by the Bidder do not include any selling broker's commission and/or any taxes thereon, which shall be payable by a tendering shareholder and/or their broker. The customary selling charges, which amount to 0.0621% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:

Type of Fee	% of Value of the Transaction
Stock transaction tax	0.600%
Fees payable to the Securities Clearing Corporation of the Philippines	0.010%
Stock Investment Protection Fund	0.001%
SEC fees	0.005%

			PSE transaction fees — 0.005%
6	**Tender Offer Period**	:	The Tender Offer will start at 9:00 A.M. on 24 September 2018 and end at 12:00 P.M. on 22 October 2018 (the **Tender Offer Period**). The Bidder can extend the Tender Offer Period with prior approval from the Securities and Exchange Commission (**SEC**).
7	**Cross Date**	:	The Tendered Shares accepted for purchase by the Bidder in accordance with the Tender Offer Conditions are intended to be sold to and purchased by the Bidder by way of block sale through the facilities of the PSE on or around 5 November 2018 (the **Cross Date**), unless the Tender Offer Period is extended with the prior approval of the SEC. In this case, the block sale for the Tender Offer Shares (subject to approval of the PSE) will be on or around the 8th trading day after the end of the extended Tender Offer Period.
8	**Tender Offer Agent and Paying Agent**	:	**BDO Securities Corporation** **Address** : 20F South Tower, BDO Corporate Center, 7899 Makati Avenue, Makati City, Philippines **Tel. No.** : +632 840-7000 **Fax no.** : +632 878-4156 **Contact Person** : Stanley Ang **Email** : Ang.Stanley@bdo.com.ph For inquiries on the Tender Offer, please contact any of the following personnel of BDO Securities Corporation: **Ms. Michelle Gaspar, Tel. No. +63 2 840-7000 local 32104** **Mr. Donald Buensuceso, Tel. No. +63 2 840-7000 local 33667**
9	**Company's Stock Transfer Agent**		**BDO Unibank , Inc. – Trust and Investments Group** Address: 15/F South Tower, BDO Corporate Center 7899 Makati Ave. Makati City 0726 Tel No.: +632 878-4965, +632 878-4961, +632 878-4963 +632 878-49+64+632 878 4053 Fax No:: +632 878 4056 Contact Person: Lorraine Carpio Email: bdo-stock-transfer@bdo.com.ph
10	**Tender Offer Process**	:	*For Certificated or Scrip Shareholders* Tendering shareholders who hold stock certificates who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should, within the Tender Offer Period: (i) present their original stock certificates to the Stock Transfer Agent for authentication by the Stock Transfer Agent, (ii) upon due authentication by the Stock Transfer Agent, submit their original stock certificates duly endorsed in blank and the duly accomplished Application to Tender Shares (the **Application**), together with all the requirements stated therein, to the Tender Offer Agent at its address as stated herein. *For Non-Certificated or Scripless Shareholders*

			Tendering shareholders whose shares are lodged with the Philippine Depository & Trust Corp. (**PDTC**) must instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished Application, together with all the requirements stated therein, to the Tender Offer Agent, and instruct their Participating Broker to electronically transfer their shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to 12:00 P.M. on 22 October 2018 in order to participate in the Tender Offer. A Participating Broker is required to comply with the Instructions to Brokers attached to the Application as Attachment 6 thereof. The terms of the Application and the Instructions to Brokers shall form integral parts of the Tender Offer Conditions. Delivery of each required document in relation to the Tender Offer to the Tender Offer Agent shall be deemed made only upon actual receipt thereof by the Tender Offer Agent. The Bidder or the Tender Offer Agent reserves the right to require presentation or submission of any additional documents for the purpose of, among others, enabling the Bidder or the Tender Offer Agent to determine from any tendering shareholder (or any person acting on its behalf, including any Participating Broker) the validity, eligibility, and acceptability of any Common Shares in the Company tendered pursuant to the Tender Offer.
11	**Closing Date (End of Tender Offer Period)**	:	12:00 P.M. of 22 October 2018. The Bidder reserves the right to extend the Tender Offer Period with the prior approval of the SEC.
12	**Conditions**	:	The acceptance of Tender Offer Shares by the Bidder is subject to the fulfillment (or waiver, in the Bidder's sole discretion) of each of the following conditions: (i) The Bidder shall have obtained all organizational, contractual, and regulatory approvals, consents, and authorizations for the acceptance and purchase by the Bidder of the Tender Offer Shares before the expiration of the Tender Offer Period; (ii) The tendering shareholder shall have obtained all the required approvals and authorizations to enable it to transfer the Tendered Shares to the Bidder before the expiration of the Tender Offer Period and it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares; (iii) In the sole determination of the Bidder, no material adverse change in or affecting the business, operations, property, condition (financial or otherwise), or prospects of the Company shall have occurred; (iv) In the course of the Tender Offer, at least 1,162,000,000 Common Shares shall have been (1) validly tendered by

			the Company's shareholders other than Red Vulcan, First Gen, NTPC, and PREHC, (2) eligible for or otherwise capable of acceptance for purchase by the Bidder, and (3) duly accepted for purchase by the Bidder, in each case, pursuant to the Tender Offer, the Tender Offer Conditions, and such other terms and conditions thereof as the Bidder may prescribe; and (v) upon completion of the tender offer, at least 95% of the total outstanding and listed Common Shares of the Bidder shall collectively be held by Red Vulcan, First Gen, NTPC and PREHC. The Bidder has the right to withdraw the Tender Offer at any time prior to the Settlement Date if any of the foregoing conditions is not met to its satisfaction, provided that written notice of withdrawal of the Tender Offer shall be sent to the shareholders of the Company on or before Settlement Date (as defined below).
13	**Acceptance**	:	At any time before the Cross Date, the Bidder, at its sole discretion, has the right to reject an Application if such Application (i) is not completed in full; or (ii) lacks any of the required attachments. The Tender Offer Agent will accept an Application on behalf of the Bidder on the condition that the tendering shareholder has been certified by the Stock Transfer Agent as a common shareholder of the Company at any time during the Tender Offer Period and that the signature/endorsement on the stock certificate(s) submitted matches the signature on file with the Stock Transfer Agent, if such is available. If a tendering shareholder does not have any signature card on file, or the signatures on the certificates and on the Application differ from the signature on file with the Stock Transfer Agent, the Stock Transfer Agent shall certify the same to the Bidder. The Bidder shall exercise its sole and reasonable discretion to accept or reject the Application. The Tender Offer Agent shall rely on the signature affixed on the Application and on the validated endorsement of the relevant stock certificates. Neither the Bidder nor the Tender Offer Agent shall be required (nor are they expected) to make further inquiries into the authenticity of the signature. A tendering shareholder shall hold the Bidder, the Tender Offer Agent, the Buyer Agent, their respective officers, directors, agents, or advisers free and harmless from any and all damages that may arise or result in the Bidder's/Tender Offer Agent's acceptance of the Application. Applications received after the end of the Tender Offer Period shall be rejected, unless the Tender Offer Period is extended by the Bidder, upon prior approval of the SEC. Tendering shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the Tender Offer Agent on or before the Settlement Date.
14	**Settlement Date**	:	The consideration shall be payable within eight (8) business days from the lapse of the Tender Offer Period (the **Settlement Date**). Should the Settlement Date fall on a day other than a business day, the payment of the relevant consideration shall be made on the next business day.

			On Settlement Date, the Tender Offer Agent shall make the check in the amount of the total Tender Offer Price less the customary selling charges, broker's commission and applicable tax in the name of either: (i) each selling broker which delivered the scripless shares of its tendering clients (scripless shareholders), or (ii) the tendering shareholders that have delivered certificated shares directly to the Tender Offer Agent. Checks shall be available for pick-up at the Tender Offer Agent's office beginning Settlement Date up to thirty (30) days thereafter. Checks not claimed shall be mailed or delivered to the shareholders, at their own risk, to the registered address indicated in the Application Form. When collecting payment, the tendering shareholders shall present the Shareholder's copy of the Application as well as a proper identification document (*e.g.*, driver's license, passport or company I.D. with photograph and signature). Duly authorized representatives of tendering shareholders shall be required to present either a duly notarized secretary's certificate for corporate shareholders or a duly notarized special power of attorney for individual shareholders.
15	**Withdrawal**	:	Any or all of the Tendered Shares may be withdrawn by the relevant tendering shareholder any time during the Tender Offer Period, but only up to 12:00 P.M. of 22 October 2018, by submitting a written request for the withdrawal of the relevant Tendered Shares to the Tender Offer Agent, together with a copy of the Shareholder's Copy of the Application issued by the Tender Offer Agent. For a withdrawal to be effective, the written notice of withdrawal must be timely received by the Tender Offer Agent at the address set forth herein. The written request for the withdrawal of any Tendered Shares must specify: (i) the name of the tendering shareholder and (ii) the number of Tendered Shares to be withdrawn. If the stock certificates evidencing the Tendered Shares have been delivered to the Tender Offer Agent, the serial number of such certificates must likewise be indicated in the written request for tendered shares. The Bidder has the right, in its sole discretion, to determine the validity of the written request. Any Tendered Shares that are withdrawn in accordance herewith shall be returned in the same form they were received to the PDTC Participant (if previously lodged with the PDTC Participant) or to the Tendering Shareholder (if previously certificated), as the case may be, within twenty (20) business days from the end of the Tender Offer Period. The cost of returning the Tender Offer Shares shall be borne by the shareholder making the withdrawal.
16	**Expenses**	:	The Tender Offer Price does not include customary selling charges which shall be for a tendering shareholder's account. The customary selling charges, which amount to 0.621% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:

Type of Fee	% of Value of the Transaction
Stock transaction tax	0.600%

			<table><tr><td>Fees payable to the Securities Clearing Corporation of the Philippines</td><td>0.010%</td></tr><tr><td>Stock Investment Protection Fund</td><td>0.001%</td></tr><tr><td>SEC fees</td><td>0.005%</td></tr><tr><td>PSE transaction fees</td><td>0.005%</td></tr></table> Further, the tendering shareholder and the Bidder shall each be responsible for any selling or buying broker's commissions and/or their own broker's commissions, costs, charges, transfer taxes, and other expenses, fees, and duties incurred in connection with the tender of the Tender Offer Shares, provided that the stock transaction tax payable on the transfer of the Tender Offer Shares shall be for the account solely of the tendering shareholder. Any and all costs, charges, transfer taxes, expenses, fees, and duties that shall be for the account of the tendering shareholder shall be deducted by the Tender Offer Agent from the total price payable to such tendering shareholder.
17	**Representations and Warranties of Tendering Shareholder**	:	By accepting the Tender Offer and tendering the Common Shares pursuant thereto, each tendering shareholder is deemed to have represented and warranted to the Bidder as follows: (i) All information contained in the Application and its attachments are true and correct and that the signatures thereon are genuine, properly authorized and obtained without use of fraud, coercion or any other vice of consent. (ii) Each tendering shareholder is the registered and absolute legal and beneficial owner of, with good and marketable title to the Tendered Shares. The Tendered Shares have been validly issued and fully paid, and are non-assessable. (iii) Each tendering shareholder has obtained all the required approvals and authorizations to enable it/him/her to transfer the Tendered Shares to the Bidder before the expiration of the Tender Offer Period and it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares. (iv) Upon the transfer of the Tendered Shares in accordance with the Tender Offer, the Bidder will obtain full and valid legal and beneficial title to and ownership of the Tendered Shares, free and clear from any warrants, interests, options, claims, objections, disputes, liens, or other encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such Tendered Shares, including but not limited to the right to vote and receive dividends thereon. (v) The tender of any or all of the Common Shares by a tendering shareholder and/or the purchase or transfer thereof by the Bidder in accordance with the Tender Offer does not and will not constitute a breach or other default of the tendering shareholder's constitutive documents (as applicable) or of any agreement or arrangement, law, order, or regulations applicable to the tendered Common Shares, the tendering shareholder, or to which any of the foregoing may be

			bound. (vi) Each tendering shareholder has read and understood, and has relied solely upon the provisions of the Tender Offer Report, any and all documents and materials provided by the Bidder in connection therewith or in relation thereto, and the terms and conditions of the Tender Offer as stated therein, and unconditionally accepts such terms and conditions. The tendering shareholder understands that no person has been authorized to give information or to make any representation with respect to the Tender Offer other than those specified and made in the Tender Offer Report.

Attachment 2 to the Application to Tender Shares:
Form of Irrevocable Power of Attorney

REPUBLIC OF THE PHILIPPINES)
____________________________) S.S.

IRREVOCABLE SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

WHEREAS, __________________________ (the **Seller**), holds __________________ common shares (with a par value of PHP1.00 per share) of ENERGY DEVELOPMENT CORPORATION (**EDC** or the **Company** or the **Bidder**);

WHEREAS, the Bidder has filed a Tender Offer Report with the Securities and Exchange Commission (**SEC**), declaring its intention to acquire, through a public and voluntary tender offer in accordance with and subject to the terms and conditions of the Tender Offer as stated in the Tender Offer Report, up to 2,040,006,713 Common Shares held collectively by all shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**), Northern Terracotta Power Corp. (**NTPC**), and Philippines Renewable Energy Holdings Corporation (**PREHC**) (the **Tender Offer Shares**);

WHEREAS, for valuable consideration, the Seller hereby irrevocably names, constitutes, and appoints ______________________ (the **Attorney-In-Fact**) as its/his/her attorney-in-fact, with full power and authority to:

(a) tender all common shares of stock in EDC owned by the Seller to the Bidder in response to the Tender Offer and in accordance with and subject to the terms thereof, and to sign, execute, and deliver, for and on behalf of the Seller, the shares of stock in EDC owned by the Seller as contemplated by the Tender Offer;

(b) give any notice, request, consent, or waiver of any right, or receive any notice or communication, or act on any request, as may be required of or permitted to be made by common shareholders of EDC under the Tender Offer and any other documents contemplated thereby;

(c) receive or deliver any money or funds due to the common shareholders of EDC under the Tender Offer and any other document contemplated thereby, and issue a receipt for any money so received or delivered; and

(d) do any and all things necessary or appropriate to give full effect to and implement the foregoing.

HEREBY GIVING AND GRANTING unto my Attorney-in-Fact full power and authority to do or perform all and every act necessary to carry into effect the foregoing, as fully to all intents and purposes as the Seller might or could lawfully do, with full power of substitution and revocation, and HEREBY RATIFYING AND CONFIRMING all that my Attorney-in-Fact shall lawfully do or cause to be done under and by virtue of these presents as well as those already done heretofore.

IN WITNESS WHEREOF, the Seller has executed this Special Power of Attorney this ______________ at __________________________.

____

SELLER

With my marital consent:

____
Name of Spouse (if applicable)

Conforme:

____
Attorney-in-Fact

BEFORE ME, a Notary Public for and in ___________ on this ________________ personally appeared _______________, with _______________ Number ________________ issued at _____________ on ___________, known to me to be the same person who executed the foregoing Special Power of Attorney and who acknowledged to me that the same is his/her free will and voluntary act and deed.

WITNESS MY HAND AND NOTARIAL SEAL on the date and place first above written.

Doc. No. ___;
Page No. ___;
Book No. ___;
Series of 2018.

Attachment 3 to the Application to Tender Shares:
Form of Secretary's Certificate

REPUBLIC OF THE PHILIPPINES)
_______________________) S.S.

SECRETARY'S CERTIFICATE

I, ____________________, of legal age, [nationality], and with business address at ____________________, after having been duly sworn in accordance with law, hereby depose and state that:

1. I am the duly elected and qualified Corporate Secretary of ____________________ (the **Corporation**), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at ____________________;

2. As such Corporate Secretary, I have in my custody the books and records and other papers of the Corporation, including but not limited to the minutes of the meetings of the Board of Directors and of the stockholders of the Corporation;

3. In the [special] meeting of the Board of Directors of the Corporation held on ______________ at ___________, where a quorum was present, the Board approved the participation of the Corporation in the Tender Offer by ENERGY DEVELOPMENT CORPORATION (**EDC** or the **Bidder**) for the common shares of EDC , to wit:

   "RESOLVED, that the Board of Directors of ___________ (the **Corporation**) hereby authorizes the participation by the Corporation in the Tender Offer of shares of stock of Energy Development Corporation (**EDC**), offered by the Bidder pursuant to the Terms and Conditions of the Tender Offer and, for this purpose, the Corporation is hereby authorized to tender for acceptance and purchase by the Bidder _________ (____) common shares in EDC, at the Tender Offer Price (as defined in the Tender Offer Report dated ___________), in accordance with and subject to the terms and conditions of the Tender Offer as stated therein;

   "RESOLVED, further, that, for purposes of the Corporation's participation in said Tender Offer, the following officer/s of the Corporation, acting singly, have been constituted to be its duly authorized agents, whose respective signatures shall bind the Corporation, to wit:

   (a) ________________________

   (b) ________________________

   (c) ________________________

4. The specimen signatures of the foregoing signatories of the Corporation are as follows:

Name	Specimen Signature
____________________	____________________
____________________	____________________

________________________   ________________________

5. The above-quoted Board resolutions are in full force and effect and have not been amended, suspended, revoked nor in any manner superseded as of the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand on this ___________ in _________, Philippines.

____

Corporate Secretary

SUBSCRIBED AND SWORN TO before me this _____________ at _______________ affiant exhibited to me his/her _________________ Number __________ issued at _____________ on ____________.

Doc. No. ___;
Page No. ___;
Book No. ___;
Series of 2018.

Attachment 4 to the Application to Tender Shares:
Form of Affidavit of Loss

REPUBLIC OF THE PHILIPPINES)
______________________) S.S.

AFFIDAVIT OF LOSS

I, ________________, of legal age, [nationality], [civil status], and a resident of ________________, after having been duly sworn in accordance with law, do hereby depose and state:

That I am a stockholder of ENERGY DEVELOPMENT CORPORATION (**EDC** or the **Company**), owning __________ common shares registered under the name ________________, represented by the following Certificates of Stock:

Certificate No.	Number of Shares

That the above-mentioned certificates of stock were discovered missing and have not been found or located despite diligent search;

That the above-mentioned certificates of stock have not been sold, pledged, mortgaged, nor in any way encumbered by me, and that they are free from any lien or encumbrances;

That this affidavit has been executed for the purpose of securing new certificate/s in replacement of the certificates of stock mentioned above and to request the Company to take the necessary steps to prevent the negotiation or transfer of said lost certificate/s.

IN WITNESS WHEREOF, I have hereunto set my hand on this __________ at ________, Philippines.

____
Affiant

SUBSCRIBED AND SWORN TO before me this ____________ at ____________ affiant exhibited to me his/her ______________ Number ________ issued at ___________ on ____________.

Doc. No. ___;
Page No. ___;
Book No. ___;
Series of 2018.

Attachment 5 to the Application to Tender Shares:
Transfer of Shares from Deceased Stockholders to His/Her Heirs

Documents to be submitted:

- Original certificate(s) of the deceased stockholder' shares of stock
- Certified true copy of the Death Certificate
- Certification from the Commissioner of Internal Revenue attesting to the payment (or exemption from payment) of the estate tax, as required by the Philippine National Internal Revenue Code. If the shareholder is a non-resident, certification from the proper office of the Philippine Embassy or Consulate that the estate taxes due the Philippine Government under Title III, Section 78 of the Philippine National Internal Revenue Code have been paid; if the estate is tax-exempt, certification to this effect should be secured from the Philippine Consulate Office
- A two-year Heir's Bond issued by a duly accredited bonding company in an amount equivalent to the total estimated market value of the shares left by the deceased and the expected dividends thereon for the two-year period. Otherwise, the new stock certificate in the name of the heirs shall be released after a period of two years from the date of the last date of publication of the extrajudicial partition, pursuant to Section 4, Rule 74 of the Rules of Court of the Philippines

The transfer of a deceased stockholder's shares to his/her heir(s) may be done in two ways, to wit:

1. Judicially (through court proceedings); or
2. Extra-judicially (out-of-court settlement of estate).

Additional Documents:

1. If the estate of the deceased stockholder is settled judicially, whether testate or intestate, the heirs have to submit the following:

    - Certified true copy of the Death Certificate
    - Original certificate(s) of the deceased stockholder' shares of stock
    - Letters of Administration/Testamentary, issued by the probate court/court
    - Certified true copy of the Court Order approving the disposition of the shares, the partition, or probate of will

2. If the estate is settled extrajudicially, the heirs have to submit the following:

    - Original signed or certified true copy of the Deed of Extrajudicial Settlement or an Affidavit of Self-Adjudication, as applicable. The Deed of Extrajudicial Settlement or the Affidavit of Self-Adjudication, as applicable, must be registered with the Register of Deeds of the decedent's last known residence
    - Affidavit of Publication of the notice of the estate's settlement in a newspaper of general circulation, once a week for three consecutive weeks

Note: If the stockholder is a non-resident, all the documents to be submitted should be duly authenticated by the proper officer of the Philippine Embassy or Consulate.

INSTRUCTIONS TO BROKERS

In connection with the tender offer by ENERGY DEVELOPMENT CORPORATION (**EDC** or the **Company** or the **Bidder**) to acquire common shares in the Company, the following are the stock transfer guidelines for brokers who hold shares of their clients in the Company under their respective Philippine Depositary Trust Corporation (**PDTC**) accounts (the **Participating Brokers**).

The Bidder is proposing to acquire the Tender Offer Shares (as herein defined) at the Tender Offer Price (as herein defined) in accordance with the Terms and Conditions of the Tender Offer. The Tender Offer Shares consist of up to 2,040,006,713 Common Shares held collectively by all shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**) , Northern Terracotta Power Corp. (**NTPC**), and Philippines Renewable Energy Holdings Corporation (**PREHC**) (the **Tender Offer Shares**). The consideration for the Tender Offer Shares shall be PHP7.25 per share (the **Tender Offer Price**), excluding any customary selling charges and any selling broker's commission and taxes thereon (all of which shall be for a tendering shareholder's account), payable in cash by check payments beginning on the Settlement Date.

Participating Brokers should inform their clients that all shareholders of the Company other than Red Vulcan, First Gen, NTPC, and PREHC are eligible to participate in the Tender Offer. The Tender Offer Period shall begin at **9:00 A.M.** on 24 September 2018 and end at 12:00 P.M. of 22 October 2018. Only those shares electronically transferred to BDO Securities Corporation (the **Tender Offer Agent**) as of 12:00 P.M. of 22 October 2018 are eligible for the Tender Offer. Shareholders of the Company may withdraw the tendered securities any time during the Tender Offer Period in accordance with the procedures set out in the Tender Offer Report.

Should their clients wish to participate in the Tender Offer, the Participating Brokers should request such clients to issue a formal instruction for said Participating Brokers to electronically transfer their Common Shares in the Company to the Tender Offer Agent who will act as custodian for such Common Shares. Changes for withdrawal and/or transfer will be for the Participating Broker's account.

For orderly transfer and accurate tracking, the Participating Brokers should deliver an originally-signed letter to the Tender Offer Agent (in substantially the attached form) citing the exact number of Shares being transferred under the Tender Offer.

LETTER TO BDO SECURITIES CORPORATION
FROM PARTICIPATING BROKERS
DELIVERING SHARES OF THEIR CLIENTS

To:

BDO SECURITIES CORPORATION
20th Floor, South Tower
BDO Corporate Center
7899 Makati Avenue
Makati City, Philippines

[Date]

Attention: Ms. Michelle Gaspar

Madam/Gentleman:

____ (Name of Participating Broker) is delivering ____________ common shares of ENERGY DEVELOPMENT CORPORATION (the **Subject Company** or the **Bidder**) from our clients who wish to participate in the Tender Offer by the Bidder under the Terms and Conditions of the Tender Offer (Exhibit "A" of the Tender Offer Report, that is, SEC Form 19-1, and any and all of its annexes, exhibits, and schedules, dated ____________ filed by the Bidder with the Securities and Exchange Commission on _________), which we have read and understood. Our clients commit to sell and authorize BDO Securities Corporation (the **Tender Offer Agent**) to sell these shares to the Bidder for the Tender Offer Price indicated in, and subject to, the said Terms and Conditions of the Tender Offer. These common shares will be held in custodianship by the Tender Offer Agent until such time that the transfer of these common shares of the Subject Company to the Bidder has been effected by the Tender Offer Agent.

Thank you.

Very truly yours,

______________________	______________________
Broker's/Custodian's Name	PDTC Account No.

By:

____
Signature over Printed Name
of Authorized Signatory/ies

Telephone Number :
Fax Number :

ACCEPTANCE AND CONFORME

The Tender Offer Agent hereby accepts __________________ common shares of ENERGY DEVELOPMENT CORPORATION from the foregoing broker and shall hold these shares in custody under the terms and conditions of the Tender Offer.

Duly accepted and with our conformity:

______________________________ ______________________

BDO Securities Corporation Date
Authorized Signatory

Attachment 7 to the Application to Tender Shares:
Partnership Resolution

IRREVOCABLE POWER OF ATTORNEY FOR PARTNERSHIP STOCKHOLDERS RELATING TO A PROPOSED OFFER TO BUY SHARES IN ENERGY DEVELOPMENT CORPORATION

______________________ *[Name of Partnership]* (the "**Partnership**"), with address at ____, HEREBY IRREVOCABLY APPOINTS *[Name of Broker]* (the "**BROKER**"), acting through any of its directors or officers, to be the attorney-in-fact of the Partnership, to act in the name of the Partnership and on the Partnership's behalf, to do all acts and things whatsoever requisite, necessary or convenient to be done, as it may in its absolute discretion determine, in connection with the sale or transfer of the [•number of shares] common shares, held by the Partnership in Energy Development Corporation ("**EDC**" or the "**Bidder**") (the "**Shares**") in favor of the Bidder under the Terms of the Tender Offer (Exhibit A of SEC Form 19-1 filed by the Bidder with the Securities and Exchange Commission ("**SEC**"), and in particular:

(a) to represent and warrant, as the Partnership hereby represents and warrants, to the Bidder that: (i) the Partnership is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) the Partnership can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its right to tender and transfer the Shares; (iii) Bidder will obtain full and valid title to Shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of Shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by the Partnership to EDC or to any other entity in respect of these securities; and (v) the transfer of the Shares to the Bidder shall not constitute a breach of the constitutive documents of the Partnership or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or the partnership or its assets or properties;

(b) to sell the Shares to the Bidder through the Philippine Stock Exchange ("**PSE**") at the Tender Offer Price (as defined in the Tender Offer Report dated _______________) (exclusive of block sales fees and charges (such as any selling broker's commissions, payable by the Partnership, as applicable, and the taxes thereon), which are for the selling shareholder's account) in accordance with the Terms and Conditions of the Tender Offer;

(c) to sign, execute, and complete on behalf of the Partnership any agreement or document required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same is effected in the stock and transfer book of EDC and in the system of the Philippine Depository & Trust Corp.;

(d) to receive and accept the payment for the Shares on behalf of the Partnership pursuant to the sale or transfer of Shares, and to deduct all expenses in relation to the sale or transfer of Shares; and

(e) to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the transfer of the Shares including the appointment of substitute/s and /or broker(s) who will effect the sale or transfer of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the BROKER or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Irrevocable Power of Attorney and holding the BROKER, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly or indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney, which is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer or any extended date approved by the SEC; provided that, if the sale is not made by such date, this Irrevocable Power of Attorney shall automatically lapse without need of any act on the part of the Partnership; and provided further that this Irrevocable Power of Attorney shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

This Irrevocable Power of Attorney is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer filed by the Bidder with the SEC, or any extended date approved by the SEC. If the sale is not made by such date, this Irrevocable Power of Attorney shall automatically lapse without need of any act on the part of the Partnership.

IN WITNESS WHEREOF this Irrevocable Power of Attorney has been executed on this _______ day of ___________ 2018.

____
(Signature over Printed Name of Authorized Signatory/ies of Partnership Stockholder)

____
Signature over Printed Name of Witness

____
Signature over Printed Name of Witness

Attachment 8 to the Application to Tender Shares:
Form of the Specimen Signature Card

BDO

Specimen Signature Card
BDO Securities Corporation
Trading Participant of the Philippine Stock Exchange

Print Name: ☐ Mr. ☐ Mrs. ☐ Miss Citizenship

Company Name and Address: Tel. Nos.

Please sign thrice

1. ______________________ 2. ______________________

1. ______________________ 2. ______________________

1. ______________________ 2. ______________________

IMPORTANT
Certificate will not be issued unless a specimen signature card of the stockholder is on file with the transfer agent of the company, please fill out this card and return to BDO Securities Corporation.

Signature Verified By

____
BDO Securities Corporation

FOR CORPORATE APPLICANTS ONLY

Corporate Officers authorized to sign and endorse certificates:

Signature Requirement: ☐ Any One ☐ Any Two ☐ Any ___ of the following:

Name & Position	Specimen Signature
1 ______________	1 ______________
	2 ______________
2 ______________	1 ______________
	2 ______________
3 ______________	1 ______________
	2 ______________
4 ______________	1 ______________
	2 ______________

Please attach all the relevant documents
such as Board Resolutions
authorizing the above officers to sign.

CONSULATE GENERAL OF THE)
REPUBLIC OF THE PHILIPPINES)
HONG KONG SAR) S.S.

ACKNOWLEDGEMENT

Before me, FATIMA G. QUINTIN Vice Consul, Consul of the Republic of the Philippines in and for Hong Kong SAR, duly commissioned and qualified, at Hong Kong SAR on this 10th day of SEPTEMBER 2018 A.D., personally appeared SANJEEV LALCHAND MALKANI, HOLDER OF HONG KONG I.D.NO. K541150(5) ISSUED ON 4 JAN 2008, to me known and known to me to be the same person who executed the annexed instrument, LETTER ADDRESSED TO THE SECURITIES AND EXCHANGE COMMISSION, and being informed by me of the contents of said instrument, acknowledged before me that he/she executed the same of his/her own free will and deed.

The said party, together with the two instrumental witnesses, signed at the foot of the instrument and on the left hand margin of the other pages hereof, this instrument together with this Acknowledgement being composed of 4 pages.

IN WITNESS WHEREOF, I have hereunto set my hand on these presents and affixed hereon the seal of the Consulate General of the Philippines at Hong Kong SAR this 10th day of SEPTEMBER 2018 .

FATIMA G. QUINTIN
Vice Consul
Consul of the Republic of the Philippines

Attachment :
–Letter to SEC xxx

Service No. 60264
O.R. No. 0245
Notarial No. LD-13479
Series of 2018
Fee Paid HK$ 280
Book No. 1
Page No. 305

* Th[illegible] onsulate General assumes no resp[illegible]bility for the content of the anne[illegible] documents. FEES PAID [illegible]REOF ARE NON-REFUNDABLE

J.P.Morgan

9 September 2018

SECURITIES AND EXCHANGE COMMISSION
PICC Complex
Roxas Boulevard, Metro Manila Philippines

Attn: **Director Vicente Graciano P. Felizmenio, Jr.**
Markets and Securities Regulation Department

Gentlemen:

We write with reference to the SEC Form 19-1 to be filed by Energy Development Corporation (the "Bidder") with the Securities and Exchange Commission in connection with a tender offer for up to Two Billion Forty Million Six Thousand Seven Hundred and Three (2,040,006,713) issued and outstanding common shares, with a par value of ₱1.00 each, in the Bidder's own outstanding capital stock (the "Offer"), at a tender offer price of ₱7.25 per Common Share (the "Tender Offer Price").

We hereby confirm that based on the Bidder's cash on hand and credit facilities have been arranged by the Bidder with various banks, and subject to the satisfaction of the conditions for the drawdown of such facilities, as of the date hereof there are financial resources available to the Bidder sufficient to satisfy full acceptance of the Offer on the basis of the Tender Offer Price.

This letter does not constitute a guarantee and should not be viewed as an express or implied commitment by us to provide any funding. This letter is provided on the basis of the information made available to us, as of the date hereof. It should be understood that subsequent developments may affect the contents of this letter and that we do not have any obligation to update, revise, or reaffirm this letter. This letter shall not confer rights or remedies upon, any shareholder, creditor or any other person, and any recourse under this letter is limited to the Bidder and its assets.

This letter is issued as an official communication of JP Morgan and, as such, the signatory indicated JP Morgan on the signature block as customary with full authority for such communication.

Very truly yours,

Sanjeev Lalchand Malkani
Managing Director
J.P. Morgan Securities (Asia Pacific) Limited

J.P.Morgan

Signed in the presence of:

Name of witness:

Name of witness:

EXHIBIT "D-1" to the Tender Offer Report
Announcement of Intention to Make a Tender Offer to
Common Shareholders of the Company

20 September 2018

TO HOLDERS OF COMMON SHARES OF ENERGY DEVELOPMENT CORPORATION

In compliance with the requirements for voluntary delisting of the shares of **ENERGY DEVELOPMENT CORPORATION** (the **Company**) with the Philippine Stock Exchange, Inc. (**PSE**), the Company is undertaking a tender offer (the **Tender Offer**), in accordance with Rule 19 of the Securities Regulation Code, of up to 2,040,006,713 Common Shares held collectively by shareholders of the Company other than Red Vulcan Holdings Corporation, First Gen Corporation, Northern Terracotta Holdings Corp., and Philippines Renewable Energy Holdings Corporation, at the tender offer price of ₱7.25 per common share.

A Tender Offer Report (in the form of SEC Form 19-1, including its annexes, exhibits, and schedules) has been filed with the Securities and Exchange Commission and the PSE on 19 September 2018, which contains, among others, the terms and conditions of the Tender Offer. Copies of the Tender Offer Report and the relevant tender offer materials will be sent to each common shareholder separately.

Yours truly,

The Board of Directors
ENERGY DEVELOPMENT CORPORATION

Exhibit "D-2" to the Tender Offer Report

REPUBLIC OF THE PHILIPPINES) s.s.
QUEZON CITY)

AFFIDAVIT OF PUBLICATION

I, **EMMA V. DOROTEO**, of legal age, single, Filipino and with office address at c/o **PhilSTAR Daily, Inc.,** 202 Railroad Street corner Roberto S. Oca Street, Port Area, Manila, after being duly sworn to in accordance with law, depose and state:

That I am the **BILLING & COLLECTION MANAGER** of the **PhilSTAR Daily, Inc.** a domestic corporation duly organized and existing under by virtue of Philippine laws with office and business address at 202 Railroad Street corner Roberto S. Oca Street, Port Area, Manila.

That the said corporation publishes **THE PHILIPPINE STAR**, a daily broadsheet newspaper published in English and of general circulation.

That the order of ______________________
Quisumbing Torres Law Office

captioned as follows:
Notice to Holders of Common Shares of Energy Development Corp.
Please see attached printed text which had been published in **The Philippine STAR** in its issues of:
August 9, 2018

FURTHER AFFIANT SAYETH NAUGHT.
QUEZON City, Philippines

Emma V. Doroteo
EMMA V. DOROTEO
Affiant

SUBSCRIBED AND SWORN to before me this AUG 15 2018 day of ________ 2018 affiant exhibited to me her Unified Multi-Purpose ID (UMID) CRN.No. 0003-8049504-7.

Doc. No. 502
Page No. 102
Book No. V
Series of 2018

CARY A. SANCIO
Notary Public
Until December 31, 2018
IBP NO. [illegible] /Q.C.
PTR No. [illegible] /Q.C.
MCLE Compliance No. V-0023196
Roll No. 44261

SERVICES · Medical/Dental · Tutorial · Professional · Repairs · Lipat-Bahay · Others

OPPORTUNITIES · Investments · Business for Sale · Telemarketing · Franchises · Others

BUY/SELL · Appliances · Equipments · Furniture · Machinery · Others

PERSONAL · Prayers · Feng Shui · Loans · Greetings · Mortgages · Others

PETS · Veterinary · For Sale · Breeding · Shows/Training · Others

NOTICES · Announcements · Adoption · Legal · Loss · Public · Others

[redacted]

NOTICE IS HEREBY GIVEN THAT THE ESTATE OF THE LATE RICARDO A. CASTILLO I, RICARDO A. CASTILLO II AND REGINA ANGELA GEMINO WAS EXTRAJUDICIALLY SETTLED WITH WAIVER OF RIGHTS AMONG THEIR HEIRS AS PER DOC NO. 445; PAGE NO. 89; BOOK NO. I; SERIES OF 2018 UNDER NOTARY PUBLIC ATTY. RANDY P. BARENG.

P.S. AUG. 2, 9 & 16, 2018

NOTICE IS HEREBY GIVEN THAT THE ESTATE OF THE LATE ELMA GLORIA F. SARMIENTO WAS EXTRAJUDICIALLY SETTLED WITH WAIVER OF RIGHTS AMONG HER HEIRS AS PER DOC NO. 310; PAGE NO. 63; BOOK NO. I; SERIES OF 2018 UNDER NOTARY PUBLIC ATTY. YASSER B. LUMBOS.

P.S. JULY 26, AUG. 2 & 9, 2018

PLACE YOUR ADS HERE!!!


REAL ESTATE

NOW HIRING
Singapore School Manila
FULL TIME
Substitute Teacher
Driver
PART TIME
Computer Science Teacher
Please send your resume (with picture) to: info@singaporeschoolmanila.com.ph

PHILIPPINE PORTS AUTHORITY

NOTICE OF LOSS

Notice is hereby given that the Philippine Ports Authority, PMO Bicol, Legaspi City lost RORO Terminal Fee Tickets with Serial Nos. 0023801 – 0024400 issued to Terminal Management Office of San Andres.

Any transaction covered by these missing RORO Terminal Fee Tickets shall not be honored by the Philippine Ports Authority.

(SGD.) ANTONIO C. IGNACIO, JR.
Manager
Administrative Services Department

P.S. August 9, 2018

INVITATION TO BID
— Integrated Facilities Management

The Asian Development Bank (ADB), a multilateral development financial institution headquartered in Manila, Philippines, invites interested parties to submit a bid for the Integrated Facilities Management. For details, please visit http://www.adb.org/site/business-opportunities/institutional-procurement-notices.

ROGER BALL
Advisor, Office of Administrative Services And Head, Procurement and Contracts Administration Unit

Asian Development Bank ADB
FIGHTING POVERTY IN ASIA AND THE PACIFIC

P.S. August 8 & 9, 2018

9 August 2018

TO HOLDERS OF COMMON SHARES OF ENERGY DEVELOPMENT CORPORATION

Notice is hereby given that on 7 August 2018, the Board of Directors of **ENERGY DEVELOPMENT CORPORATION (EDC**, the **Company**, or the **Bidder)** approved the voluntary delisting of the common shares of the Company from the Main Board of the Philippine Stock Exchange, Inc. **(PSE)** and, in relation thereto and in accordance with the delisting rules of the PSE, the conduct by the Company of a tender offer for up to 2,040,006,713 common shares held collectively by all shareholders of the Company other than Red Vulcan Holdings Corporation, First Gen Corporation, Northern Terracotta Power Corp., and Philippines Renewable Energy Holdings Corporation, at the tender offer price of ₱7.25 per common share, subject to certain terms and conditions as now or hereafter set forth by the Bidder.

The Tender Offer Report (in the form of SEC Form 19-1, including its annexes, exhibits and schedules) will be filed with the Securities and Exchange Commission and the PSE on or before the commencement of the tender offer on 25 September 2018. It shall contain, among others, the terms and conditions of the tender offer. Copies of the Tender Offer Report and the relevant tender offer materials will be sent to each common shareholder separately.

Yours truly,

The Board of Directors
ENERGY DEVELOPMENT CORPORATION

P.S. August 9, 2018

DBP Development Bank of the Philippines

INVITATION TO BID

PRINTING, STUFFING, AND DELIVERY OF BANKWIDE STATEMENT OF ACCOUNT (SOA) FOR THE CURRENT ACCOUNTS OF THE DEVELOPMENT BANK OF THE PHILIPPINES - REBID
Bid Reference No. G-2018-17

1. The Development Bank of the Philippines (DBP) intends to apply the sum of Twenty-Three Million One Hundred Thousand Pesos (₱23,100,000.00) or Sixty-Nine Million Three Hundred Thousand Pesos (P69,300,000.00) for three (3) years, inclusive of all applicable taxes and all requirements specified in the Terms of Reference, at ₱46.00 per Statement of Account (SOA), being the Approved Budget for the Contract (ABC).
2. The contract shall be for a period of three (3) years.

9 August 2018

TO HOLDERS OF COMMON SHARES OF ENERGY DEVELOPMENT CORPORATION

Notice is hereby given that on 7 August 2018, the Board of Di rectors of **ENERGY DEVELOPMENT CORPORATION (EDC,** the **Company, or the Bidder)** approved the voluntary delisting of the common shares of the Company from the Main Board of the Philippine Stock Exchange. Inc. (PSE) and, in relation thereto and in accordance with the delisting rules of the PSE the conduct by the Company of a tender offer for up to 2.040,006.713 common shares held collectively by all shareholders of the Company other than Red Vulcan Holdings Corporation, First Gen Corporation, Northern Terracotta Power Corp., and Philippines Renewable Energy Holdings Corporation, at the tender offer price of P7.25 per common share, subject to certain terms and conditions as now or hereafter set forth by the Bidder.

The Tender Offer Report (in the form of SEC Form 19- 1, including its annexes, exhibits and schedules) will be filed with the Securities and Exchange Commission and the PSE on or before the commencement of the tender offer on 25 September 2018. It shall contain, among others, the terms and conditions of the tender offer. Copies of the Tender Offer Report and the relevant tender offer materials will be sent to each common shareholder separately.

Yours truly.

The Board of Directors
ENERGY DEVELOPMENT CORPORATION

Malaya
Business Insight

People's Independent Media, Inc.
652 Sto. Tomas St.,
Intramuros, Manila
Tel. Nos. 527-1841 * 527-7242

AFFIDAVIT OF PUBLICATION

I, **Mitchell M. Encarnado,** Filipino of legal age, married and residing at No. 1131 Prudencio St., Sampaloc, Manila after having been duly sworn to in accordance with law, depose and say:

That I am the Advertising Director of Malaya Business Insight, a daily newspaper published, edited and printed in Metro Manila and circulated nationwide, from Monday to Friday with editorial and business offices at 652 Sto. Tomas St., Intramuros, Manila.

That the attached copy of notice from Energy Development Corporation,

was published in Malaya Business Insight in its issue/s Aug. 9, 2018

In witness whereof, I signed this affidavit in Manila Philippines, this 9th day of Aug. 2018

MITCHELL M. ENCARNADO
Advertising Director

Subscribed and Sworn to before me this 9th day of Aug. 2018, in Mla., Philippines, affiant exhibiting to me his Res. Cert. No. *15612981 issued at Mla. on *1-23-2018

ATTY. VICENTE C. CRUZ
Notary Public
Until 12-31-2019
PTR No. *5520630
Issued at Q.C., 1-3-2018
Roll No. 33952/NC-NP No. 003
IBP. Lifetime Member No. 02322

Doc. No. 466
Page No. 95
Book No. II
Series of 2018

NOTICE OF THE TENDER OFFER TO COMMON SHAREHOLDERS OF THE COMPANY

TO HOLDERS OF COMMON SHARES OF ENERGY DEVELOPMENT CORPORATION (EDC)

All holders of shares of common stock of **ENERGY DEVELOPMENT CORPORATION** (the **Common Shareholders** and the **Company** or **Bidder**, respectively) are hereby notified that on 19 September 2018, the Bidder filed a Tender Offer Report (SEC Form 19-1, including any and all of its annexes, exhibits, and schedules) with the Securities and Exchange Commission (**SEC**) and the Philippine Stock Exchange (**PSE**). In compliance with the requirements for voluntary delisting of its shares, the Bidder is prepared to acquire through a public tender offer (the **Tender Offer**), subject to the terms and conditions of the Tender Offer as stated in the Tender Offer Report (the **Tender Offer Conditions**), up to 2,040,006,713 Common Shares (the **Tender Offer Shares)** held collectively by all shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**), Northern Terracotta Power Corp. (**NTPC**), and Philippines Renewable Energy Holdings Corporation (**PREHC**), at the tender offer price (the **Tender Offer Price**) of ₱7.25 per common share.

Background on the Tender Offer

On 7 August 2018, the Board of Directors of the Company approved the voluntary delisting (the **Delisting**) of its Common Shares from the Main Board of the PSE. On the same date, in relation to the Delisting and in accordance with the delisting rules and regulations of the PSE (the **Delisting Rules**), the Board of Directors of the Company approved the conduct by the Bidder of the Tender Offer for the Tender Offer Shares, subject to the following conditions:

(a) the obligation of the Bidder to purchase the Common Shares through the Tender Offer will be under the condition (among other conditions that the Bidder may prescribe) that during the course of the Tender Offer, at least 1,162,000,000 Common Shares will have been: (i) validly tendered by the Bidder's shareholders other than Red Vulcan, First Gen, NTPC, and/or PREHC; (ii) eligible for or otherwise capable of being purchased by the Bidder; and (iii) accepted for purchase by the Bidder, in each case, in accordance with the terms and conditions of the Tender Offer as prescribed by the Bidder (the **Tender Threshold Condition**); and

(b) upon completion of the Tender Offer, at least 95% of the total outstanding and listed Common Shares of the Bidder shall collectively be held by Red Vulcan, First Gen, NTPC, and PREHC.

On 19 September 2018, the Bidder filed a petition for the Delisting (the **Delisting Application**) with the PSE.

The Tender Offer

Subject to the Tender Threshold Condition and the terms and conditions of the Tender Offer as provided in Exhibit A to the Tender Offer Report (the **Tender Offer Conditions**), the Bidder is conducting the Tender Offer for the Tender Offer Shares, at the Tender Offer Price, which is payable by check in accordance with the procedures set forth in the Tender Offer Report.

The Tender Offer Price does not include customary selling charges which shall be for a tendering shareholder's account. After deducting customary selling charges from a tendering shareholder's account, the net Tender Offer Price will be ₱7.2050. Further, the customary selling charges that will be deducted by the Bidder do not include any selling broker's commission and/or any taxes thereon, which shall be payable by a tendering shareholder and/or their broker.

The Tender Offer gives existing shareholders of the Company the opportunity to sell their Common Shares through the facilities of the PSE prior to the Delisting, and realize their investment at a premium to (meaning an amount that is more than) the trading price of the Common Shares as of 7 August 2018, the date on which the Board of Directors of the Company approved the Delisting and Tender Offer. The Tender Offer Price of ₱7.25 per Common Share represents a 46% premium over the closing share price of ₱4.95 on 7 August 2018 and a 40% premium over the three-month volume weighted average price (**VWAP**) of ₱5.18.

A holder of the Common Shares should be aware that following completion of the Tender Offer, assuming that the Tender Threshold Condition is met and the Delisting is approved by the PSE, all of the issued and outstanding Common Shares will be delisted from the PSE. Once delisted, any Common Shares will no longer be available for trading on the PSE, and this may impact the ability of a holder of the Common Shares to sell his/her/its Common Shares. In addition, any subsequent sale or transfer of his/her/its Common Shares will be subject to the prevailing capital gains tax (on any capital gains generated by such holder through such sale or transfer) and documentary stamp tax, instead of the stock transaction tax applicable to sales of listed shares transacted through the PSE.

The Bidder has engaged R.G. Manabat & Co. (the **IFA**) to deliver a fairness opinion on the Tender Offer Shares and the fairness of the Tender Offer. The IFA was of the opinion that the range of values of the Company's Common Shares that is fair from a financial point of view is ₱5.58 per Common Share to ₱7.18 per Common Share as of 31 May 2018. The Tender Offer Price is above the range provided by the IFA. A copy of the Fairness Opinion Report dated as of 7 August 2018 is attached as Exhibit F to the Tender Offer Report.

The Tender Offer will start at 9:00 A.M. on 24 September 2018 and end at 12:00 P.M. on 22 October 2018 (the **Tender Offer Period**). The Bidder reserves the right to extend the Tender Offer Period with prior approval from the SEC.

All the tendered and accepted Tender Offer Shares will be purchased by the Bidder via a block sale through the facilities of the PSE, subject to the approval of the PSE, on or around 5 November 2018 (the **Cross Date**), unless the Tender Offer Period is extended with the prior approval of the SEC. In this case, the block sale for the Tender Offer Shares (subject to approval of the PSE) will be on or around the 8th trading day after the end of the extended Tender Offer Period.

The maximum total purchase price for the Tender Offer Shares that the Bidder could pay based on the Tender Offer is approximately ₱14,790,048,669.25. J.P. Morgan Securities (Asia Pacific) Limited has confirmed that as of 9 September 2018 the Bidder has sufficient funds or financial resources, including cash available out of its unrestricted retained earnings, to satisfy payment of the Tender Offer Shares that may be offered under the Tender Offer.

Any Common Shareholder who wishes to offer all or a portion of its/his/her shares for sale to the Bidder in accordance with the Tender Offer (in this context, a **Tendering Shareholder**) may do so by securing an Application to Tender Shares in the form provided as Exhibit B of the Tender Offer Report (the **Application Form**), and submitting a duly accomplished Application Form in triplicate together with all documentary requirements (the **Tender Offer Documents**) to the Tender Offer Agent, BDO Securities Corporation, at the 20/F, South Tower, BDO Corporate Center, 7899 Makati Ave., Makati City 0726, Philippines.

For inquiries on the Tender Offer, please contact any of the following personnel of **BDO Securities Corporation**:

- **Ms. Michelle Gaspar, Tel. No. +63 2 840-7000 local 32104**
- **Mr. Donald Buensuceso, Tel. No. +63 2 840-7000 local 33667**

Application Forms together with all documentary requirements must be received by the Tender Offer Agent not later than 12:00 P.M. of 22 October 2018.

For inquiries about the number of Common Shares of a shareholder in the Company, please contact **BDO Unibank , Inc. – Trust and Investments Group**, the Company's Stock Transfer Agent, at 15/F South Tower, BDO Corporate Center 7899 Makati Ave., Makati City 0726, **Telephone No.** +632 878 4965, +632 878-4961, +632 878-4963, +632 878-4964, +632 878 4053, **E-mail:** bdo-stock-transfer@bdo.com.ph.

Tendering shareholders who hold stock certificates who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should, within the Tender Offer Period: (i) present their original stock certificates to the Stock Transfer Agent for authentication by the Stock Transfer Agent, (ii) upon due authentication by the Stock Transfer Agent, submit their original stock certificates duly endorsed in blank and the duly accomplished Application to Tender Shares (the **Application**), together with all the requirements stated therein, to the Tender Offer Agent.

Tendering shareholders whose shares are lodged with the Philippine Depository & Trust Corp. (**PDTC**) must instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished

Application, together with all the requirements stated therein, to the Tender Offer Agent, and instruct their Participating Broker to electronically transfer their shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to 12:00 P.M. on 22 October 2018 in order to participate in the Tender Offer.

In addition:

If you are a CORPORATE SHAREHOLDER, please submit the following:

1. Certified true copies of the SEC Registration, the latest Articles of Incorporation and By-laws of the shareholder or equivalent constitutive documents thereof.

2. A notarized Secretary's Certificate substantially in the form prescribed by the Bidder setting forth resolutions of the tendering shareholder's Board of Directors authorizing the tender and sale of the Company's shares and designating the signatories for the purpose.

3. Copy of the latest General Information Sheet (GIS) filed with the SEC or any equivalent documents thereof and certified as a true copy of the original by the Corporate Secretary or equivalent persons having official custody of corporate shareholder's records.

4. Two (2) duly accomplished specimen signature cards containing the specimen signature of the Applicant's designated authorized signatories and verified by the Applicant's Corporate Secretary or equivalent person having official custody of corporate shareholder's records.

5. Photocopy of two valid IDs of the authorized signatory/s certified as true copy of the original by the Corporate Secretary.

If you are an INDIVIDUAL SHAREHOLDER:

1. Two (2) valid identification cards containing the photo and specimen signature of the shareholder.

2. For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable Power of Attorney substantially in the form prescribed by the Bidder.

3. Two (2) duly accomplished signature cards containing the specimen signature of the shareholder and verified by his broker (the name of the broker and the broker's signatory must be specified) or officer of the bank (the name of the bank and the bank's officer must be specified) where he is maintaining an account. Two (2) copies of valid IDs of the bank's signatory is also required.

If you have lost your share certificates:

Shareholders who have lost their share certificates are required to submit (1) a notarized Affidavit of Loss in the form prescribed by the Bidder, (2) Affidavit of Publication executed by the publisher of newspaper of general circulation attesting that the affidavit of loss and the details required under Section 73 of the Corporation Code of the Philippines have been published in a newspaper of general circulation in the place where EDC has its principal office once a week for at least three consecutive weeks, and (3) an applicable surety bond in an amount of twice the closing price per share of the EDC shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate, which bond shall run for a period of one year.

If you are a PARTNERSHIP, please submit the following:

1. Copy of SEC Registration or any equivalent constitutive document of the shareholder certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.

2. Copy of the latest Articles of Partnership or equivalent constitutive document of the shareholder certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.

3. Notarized [Partnership Resolution] authorizing the sale of the shareholder's EDC common shares, designating signatories for the purpose and indicating the specimen signature of the signatories, substantially in the form prescribed by the Bidder.

4. Two (2) duly accomplished signature cards containing the specimen signature of the shareholder's designated authorized signatories and verified by the shareholder's Partnership Secretary or equivalent person having official custody of the partnership records.

5. Photocopy of two valid IDs of the authorized signatory/ies certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership record.

Delivery of each required document in relation to the Tender Offer to the Tender Offer Agent shall be deemed made only upon actual receipt thereof by the Tender Offer Agent.

The Bidder or Tender Offer Agent reserves the right to require any Tendering Shareholder (or any person acting on its behalf, including any Participating Broker) to present or submit additional documents for purposes of, among others, enabling the Bidder or Tender Offer Agent to determine the validity, eligibility, and acceptability of any Tendered Shares. Defective applications (*e.g.*, with discrepancy between the specimen signatures on file and the endorsement) must be corrected within the Tender Offer Period to avoid being rejected by the Bidder. **Hence, Tendering Shareholders are strongly urged against tendering at the last minute to allow sufficient time to correct any deficiency in their application (or any document submitted in support thereof). Tendering Shareholders are also urged to indicate their telephone numbers in their respective Application Forms to allow the Tender Offer Agent to inform them immediately of any deficiency in their applications.**

Acceptance of any or all of the Tendered Shares by the Bidder for purchase pursuant to the Tender Offer is subject to the fulfilment (or waiver, in the Bidder's sole discretion) of all conditions set forth in the Tender Offer Report.

Any or all Tendered Shares may be withdrawn by the relevant Tendering Shareholder at any time during the Tender Offer Period by submitting a written request for the withdrawal of the relevant Tendered Shares, together with a copy of the Tendering Shareholder's Copy of the Application issued by the Tender Offer Agent. The last day to withdraw tendered Tender Offer Shares shall be on 12:00 P.M. of 22 October 2018.

For a withdrawal to be effective, the written request of withdrawal must be timely received by the Tender Offer Agent at the address stated above. The written request for the withdrawal of any Tendered Shares must specify: (a) the name of the Tendering Shareholder, and (b) the number of Tendered Shares to be withdrawn. If the stock certificates evidencing the Tendered Shares have been delivered to the Tender Offer Agent, the serial number of such certificates must likewise be indicated in the written request for withdrawal. The Bidder has the right, in its sole discretion, to determine the validity of the written request for withdrawal.

Any Tendered Shares that are withdrawn in accordance herewith shall be returned in the same form they were received to the PDTC Participant within thirty (30) business days from the end of the Tender Offer Period. The cost of returning the Tender Offer Shares shall be borne by the shareholder making the withdrawal.

Tendering Shareholders are advised to read the Application Form, the Tender Offer Report (including in particular the Terms and Conditions of the Tender Offer appended as Exhibit A thereof) as filed by the Bidder with the SEC and the PSE. For queries, please contact the Tender Offer Agent at the contact details set forth below. Copies of the Application Form and the Tender Offer Report may also be obtained by Common Shareholders, free of charge, from the following:

BDO Securities Corporation

Address:	20F South Tower, BDO Corporation Center, 7899 Makati Avenue, Makati City, Philippines
Attention:	Stanley Ang
Tel No.:	+63 2 840-7000
Fax No.:	+63 2 878-4156

Yours truly,

The Board of Directors
ENERGY DEVELOPMENT CORPORATION

EXHIBIT "F" to the Tender Offer Report

KPMG

Energy Development Corporation

Valuation and Fairness Opinion Report

7 August 2018



R.G. Manabat & Co.
9/F The KPMG Center
6787 Ayala Avenue
Makati City 1226, Philippines

Tel +632 885 7000
Fax +632 894 1985
Internet www.kpmg.com.ph

Private and Confidential

7 August 2018

Energy Development Corporation
One Corporate Center
Julia Vargas Cor. Meralco Ave,
Ortigas Center, Pasig City

Attention: **Board of Directors of Energy Development Corporation**

Gentlemen:

We are pleased to submit herewith this final valuation and fairness opinion report (the "Report") covering Energy Development Corporation ("EDC" or the "Company").

This Report is submitted in accordance with the letter of engagement of R.G. Manabat & Co. ("RGM&Co.") dated and signed on 23 July 2018 (the "Engagement Letter"). This Report supersedes all previous oral, and draft or interim reports and presentations, and that no reliance will be placed by you on any such previous oral, and draft or interim reports or presentations other than at your own risk.

This Report is based on the corporate and financial information and documents compiled and submitted by the Company and additional information obtained by RGM&Co. from public sources (e.g. Philippine Dealing and Exchange Corporation ("PDEX"), Bangko Sentral ng Pilipinas ("BSP"), ThomsonOne, Damodaran Online, Factiva, International Monetary Fund ("IMF"), and company-specific websites) (collectively referred to as the "Information").

This Report is for the benefit and information only of the addressee and the Authorized Recipients indicated in the Engagement Letter and as defined in the Important notice section on page 3 and should not be quoted or referred to, in whole or in part, without our prior written consent, except as specifically provided in the Engagement Letter or in the terms of engagement provided herein. The terms of reference for this Report have been accepted by the Company and we will not accept responsibility or liability to any other party to whom the Report may be shown or who may acquire a copy of the same.

Yours faithfully,
R.G. Manabat & Co.

Michael Arcatomy H. Guarin
Partner and Head,
Deal Advisory, Advisory Services
CPA No. 99814
TIN 906 344 182 000

Important Notice (1/3)

Terms of engagement

- R.G. Manabat & Co. ("RGM&Co.") was engaged by Energy Development Corporation ("EDC" or the "Company") to provide valuation and fairness opinion services in relation to the Company's plan to voluntarily delist from the Philippine Stock Exchange ("PSE") (the "Transaction"). Pursuant to this advisory engagement, we are issuing this final valuation and fairness opinion report ("Report") for purposes of informing the board of directors of EDC ("BOD") on the results of the valuation.
- This Report sets out the factual information and assumptions that are to form the basis of the valuation. The valuation was prepared in accordance with the engagement letter dated and signed on 23 July 2018 (the "Engagement Letter"). The valuation was performed based on the agreed cut-off date of 31 May 2018 (the "Cut-off Date").
- The scope of RGM&Co.'s work, and consequently, any implied opinion does not include any statement or opinion as to the strategic, operational or commercial merits of the Transaction.
- In our valuation exercise, RGM&Co. considered three (3) generally accepted valuation approaches: (1) the Market Approach involving comparable companies ("CoCos") and volume weighted average price ("VWAP") methods; (2) the Income Approach involving the discounted cash flow ("DCF") and dividend discount model ("DDM") methods; and (3) the Cost Approach or Net Asset Value ("NAV") method. In selecting the appropriate set of valuation methodologies to be used in this Report, RGM&Co. considered a set of criteria provided on page 11 of this Report.
- We based the valuation of the Company on the following: (i) audited financial statements ("AFS") of EDC as of/for the periods ended 31 December 2014, 2015, 2016, and 2017; (ii) unaudited financial statements ("FS") of EDC as of/for the period ended 31 May 2017 and 31 May 2018; and (iii) other financial information such as the consolidation worksheets and supporting schedules for EDC's balance sheet and income statement accounts (collectively referred to as "Information").
- This Report is prepared on the basis of sources of Information obtained from the Company during the course of the advisory engagement. It should be noted that RGM&Co. did not conduct an audit on the Information provided by the Company. RGM&Co. has relied on such Information and upon the representation of the duly authorized representatives of EDC. RGM&Co. assumed that all Information furnished were complete, accurate, and reflective of the good faith of the management of EDC ("Management") to describe the Company's historical status and prospects as of the Cut-off Date and of the historical figures from operating and financial points of view. Management executed a representation letter stating that the Information are materially accurate and complete, fair in the manner of their portrayal, and thus forms a reliable basis for the valuation. The representation letter is provided in Appendix 7.
- As part of the engagement, we relied upon publicly available data from recognized sources of financial information such as Philippine Dealing and Exchange Corporation ("PDEX"), Bangko Sentral ng Pilipinas ("BSP"), ThomsonOne, Damodaran Online, Factiva, International Monetary Fund ("IMF"), and company-specific websites. Accordingly, we do not accept responsibility for the accuracy and adequacy of such information. We have satisfied ourselves, so far as possible, that the information presented in our Report are consistent with other information which were made available to us in the course of our work in accordance with the terms of our Engagement Letter. We have not, however, sought to establish the reliability of the sources by reference to other evidence.

Important Notice (2/3)

Terms of engagement (cont.)

- Except as otherwise provided in the Engagement Letter, in no circumstances should any report, advice or other information provided by us be relied upon by any third-party for any purpose and we expressly disclaim any liability to any third-party in this respect. Any projections set out within our report are speculative in nature as distinct from historical information; we do not accept responsibility for the realization of such projections. We must emphasize that the realization of any projections is dependent on the continuing validity of the assumptions on which it is based. The assumptions will need to be reviewed and revised to reflect any such changes in trading patterns, cost structures or the direction of the business as they emerge. Actual results are likely to be different from those shown in the projections because events and circumstances frequently do not occur as expected, and the differences may be material.
- Other than identified in the Engagement Letter, no reference to or statement of reliance upon our Report can be released externally without the prior written consent of RGM&Co. as to the form and context of such release.
- As stated in Section 5.1.3 of the Engagement Letter, this Report shall be submitted to the BOD and relevant senior management of EDC. The said recipients of the Report are hereinafter collectively referred to as the "Authorized Recipients." The Report shall also be made available to the relevant staff from the major stockholders of EDC (e.g. First Gen Corporation, Macquarie Infrastructure and Real Assets, and GIC Pte. Ltd.), and EDC's legal and other advisors.
- We understand that should the Transaction proceed, this report will be made available to the Securities and Exchange Commission ("SEC"), the PSE, and investors of EDC. The Report may also be published in EDC's website upon the launch of the delisting tender offer. However, we do not assume responsibility for loss or liability to any party whatsoever, however arising, out of the use of the Report contrary to the purpose of this engagement.
- Other than the submission to the Authorized Recipients and its disclosure to other persons or entities as allowed under the Engagement Letter, the Report may not be quoted or referred to, in whole or in part, by any other entities without our prior written consent. Should EDC desire to release copies of the Report to a third party other than the Authorized Recipients or to any other persons or entities as allowed under the Engagement Letter, or request us to provide copies to third parties other than the Authorized Recipients, we will first ask EDC to provide us a letter stating that EDC will indemnify us for any claims that may subsequently arise out of or relating to such release of the Report.

Important Notice (3/3)

Statement of compliance with SEC requirements

- As a requisite in providing valuation and fairness opinion services to EDC, we have complied with the requirements of the SEC as stated in the SEC Memorandum Circular No. 13 (Series of 2013), "Guidelines on the Conduct of Valuation and Issuance of a Fairness Opinion." In compliance with the requirements of the SEC Memorandum Circular No. 13 (Series of 2013), we provide the following information:
  - All material assumptions and reasons for the opinion, as well as the justification of the choice of methodologies and description of the methods used are discussed in the Report.
  - The Report was discussed with and approved by the Executive Committee of RGM&Co., which is comprised of RGM&Co.'s top management and division heads. It was also approved and concurred by an Engagement Quality Control Reviewer, specifically tasked to act as a sounding board and provide counsel from contemplation through conclusion of the Engagement.
  - The opinion herein does not express an opinion about the fairness of the compensation in the Transaction to any of EDC's directors, officers or employees relative to the compensation to EDC's shareholders.
  - RGM&Co. did not act as a financial advisor to any party to the Transaction, and did not receive compensation and/or other significant payments that is contingent on the successful completion of the Transaction, for rendering the fairness opinion.
  - There were no material relationships during the prior two (2) years or those contemplated between RGM&Co. and any party to the Transaction in which any compensation was received or intended to be received. Furthermore, RGM&Co. has obtained Confirmation of Independence from the PSE on 20 July 2018 with respect to the Firm's issuance of valuation and fairness opinion in relation to the Transaction.
  - RGM&Co. is compliant with the International Federation of Accountants (IFAC) Code of Ethics for Professional Accountants in the Philippines.
  - Please refer to Appendices 8 and 9 for the brief description of RGM&Co. and the education and professional qualifications of its representatives who conducted the valuation.

Glossary (1/2)

Relevant parties	
EDC	Energy Development Corporation
RGM&Co.	R.G. Manabat & Co.
Other terms	
5M2017	01 January 2017 to 31 May 2017
5M2018	01 January 2018 to 31 May 2018
AFS	Audited financial statement
β	Beta
BOD	Board of directors
BSP	Bangko Sentral ng Pilipinas
CAC	Compounded annual change
CAGR	Compounded annual growth rate
CAPM	Capital asset pricing model
CDS	Credit default swap
CoCos	Comparable companies
Cut-off Date	31 May 2018
D/E	Debt-to-equity ratio

Other terms (cont.)	
DCF	Discounted cash flow
DDM	Dividend discount model
DOE	Department of Energy
DPS	Dividend per share
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization
EV	Enterprise Value
FCFE	Free cash flow to equity
FCRS	Fluid collection and recycling system
Forecast Period	01 June 2018 to 31 December 2022
FS	Financial statement
GIS	General Information Sheet
IFC	International Finance Corporation
IMF	International Monetary Fund
Kd	Cost of debt
Ke	Cost of equity
Management	Management of EDC

Glossary (2/2)

Other terms (cont.)

MW	Megawatt
NAV	Net asset value
P/B	Price-to-book
P/E	Price-to-earnings
PDEX	Philippine Dealing and Exchange Corporation
PHP	Philippine Peso
PREHC	Philippines Renewable Energy Holdings Corporation
PSE	Philippine Stock Exchange
Report	Final valuation and fairness opinion report
rf	Risk-free rate
ROE	Return on equity
RPc	Country specific risk premium
RPm	Market risk premium
SEC	Securities and Exchange Commission
VWAP	Volume weighted average price

Executive Summary

Valuation approaches and methodologies

Valuation approaches and methodologies

- EDC is primarily engaged in the exploration, development, operation, and utilization of geothermal energy and other indigenous renewable energy sources for electricity generation. EDC's value is driven by the demand for power, capacity and efficiency of its plants, the Company's power sales agreements, and future expansion plans. Considering these value drivers, EDC can be considered to have future earnings potential.
- To estimate the fair range of EDC's value as of the Cut-off Date, the Company's historical and current operations, and value drivers were taken into consideration. In view of the foregoing, RGM&Co. considered the following generally accepted valuation approaches: (1) the Market Approach (2) the Income Approach and (3) the Cost Approach. In selecting the appropriate set of valuation approaches to be used in this Report, RGM&Co. considered the following criteria:
  - Consistency of the methodology given the availability and quality of the data;
  - Appropriateness of the methodology with the characteristics of the company being valued; and,
  - Applicability of the methodology with the purpose of the valuation.
- In using the above criteria, RGM&Co. considered the information provided by Management on and before 2 August 2018.

Market Approach

- RGM&Co. used two (2) methodologies under the Market Approach – CoCos method and VWAP method. Under the CoCos method, RGM&Co. gathered information relating to publicly-listed companies considered as comparable to EDC. In the selection of companies, the following criteria were considered: (a) industry; (b) location; (c) nature of business and segment information; and (d) asset and revenue sizes. RGM&Co. then considered the Price/Earnings ("P/E") multiple, Enterprise Value / Earnings Before Interest, Taxes and Depreciation ("EV/EBITDA") multiple and Price/Book ("P/B") multiple in the valuation of EDC.

Valuation approaches and methodologies (cont.)

Market Approach (cont.)

- RGM&Co. also computed the equity value of EDC using the 60-day and 90-day VWAP of the Company. RGM&Co. made reference to the trading volume, closing price, and VWAP of EDC over a 90-day period ending 31 May 2018. RGM&Co. noted that 2.0 billion shares or 10.9% of listed EDC common shares is owned by the public as of the Cut-off Date. In addition, the daily average trading volume over the 90-day period is at 4.8 million, equivalent to 0.2% of the public float.

Income Approach

- RGM&Co. used two (2) methodologies under the Income Approach – the DCF method and the DDM method. In the DCF method, cash flows were projected from 01 June 2018 until 31 December 2022 (the "Forecast Period") and discounted back to the Cut-off Date using an acceptable discount rate. In addition to the five-year cash flows, the value of cash flows beyond the five-year period was likewise derived using the terminal value.
- In the DDM method, the equity value of the Company was based on the projected dividend payment of the Company. RGM&Co. used the two-stage dividend discount model - H model ("H Model") to estimate the Company's future dividends.

Cost Approach

- The NAV method may be used in valuing asset-intensive businesses such as EDC. However, this method may only be applicable if the assets and liabilities are adjusted to reflect their current fair market values. RGM&Co. did not receive substantial information that may form as basis for the adjustments under the Cost Approach. Without these information and representations from Management, there is no basis of any revaluations or adjustments. For this reason, RGM&Co. deemed this method to be not appropriate for determining a fair range of EDC's equity value.

Valuation results and fairness opinion

Valuation results

- Based on the discussions in the previous section, RGM&Co. computed the fair range of EDC's equity value as of the Cut-off Date, as presented in the table below:

Valuation summary

	Equity value (in PHP million)	Value per share[a]
Market Approach		
CoCos method		
P/E multiple	125,741	6.71
EV/EBITDA multiple	115,153	6.15
VWAP method		
60-Day VWAP	104,570	5.58
90-Day VWAP	104,758	5.59
Income approach		
DCF method		
Scenario 1 (Ke of 10.7%)	123,741	6.60
Scenario 2 (Ke of 11.5%)	112,623	6.01
DDM method		
Scenario 1 (Ke of 10.7%)	134,580	7.18
Scenario 2 (Ke of 11.5%)	113,215	6.04

Note: (a) RGM&Co. used EDC's total issued and outstanding shares of 18,737,010,000 based on the Company's 31 May 2018 Public ownership report

Source: RGM&Co. analysis

Fairness opinion

- Based on our independent valuation analysis, we are of the opinion that the fair value of the listed EDC common shares ranges from PHP5.58 to PHP7.18 per share as of the Cut-off Date.
- On the basis of the foregoing, the tender offer price of PHP7.25 per share ("Tender Offer Price") is higher than the computed range of EDC's equity value per share. However, RGM&Co. still deemed the Tender Offer Price fair and reasonable from a financial point of view, as of the Cut-off Date.
- RGM&Co. also noted that in August 2017, Philippines Renewable Energy Holdings Corporation ("PREHC") launched a tender offer to acquire up to 8.9 billion of EDC common shares, equivalent to 47.5% of total common shares, and 31.7% of total voting shares at PHP7.25 per share, gross of customary selling charges. The tender offer was completed on 29 September 2017. The Tender Offer Price is also in line with the most recent offer price that PREHC offered in August 2017.

KPMG

KPMG

Valuation Memorandum

Basis of valuation

Basis of valuation

- This Report has been prepared on the basis of "fair market value" as of the Cut-off Date. The generally accepted definition of "fair market value" is the value as applied between a hypothetical willing vendor and a hypothetical willing prudent buyer in an open market, where both have access to all relevant information.
- This Report is based on the Information prepared and submitted by EDC relating to the results of its operations as of the Cut-off Date. The Information was provided to us by EDC during the course of the advisory engagement.
- To establish the basis for the valuation of EDC, we aimed to understand the following aspects: organizational background and structure, high-level business operations, and the Company's financial information.
- The financial information of EDC consists of the following:
  - Historical financial performance as obtained from the audited financial statements of the Company from 2014 to 2017;
  - Historical financial performance as obtained from the unaudited financial statements of the Company as of the Cut-off Date; and
  - Forecasted financial performance assumptions prepared by EDC for the Forecast Period.
- In the valuation of EDC, we considered three (3) generally accepted valuation methodologies, namely, the Market Approach, the Income Approach, and the Cost Approach. In the selection of the appropriate set of valuation methodologies to be used in this Report, RGM&Co. considered the information provided by EDC on and before 2 August 2018.

Basis of valuation (cont.)

- There are no globally accepted rules or standards on the selection of the most appropriate valuation methodology or methodologies for a given valuation engagement. It is not as structured like the preparation of financial statements, which is governed by specific financial reporting standards.
- The broad criteria for the selection of the methodologies are as follows:
  - Consistency of the methodology given the availability and quality of the data;
  - Appropriateness of the methodology with the characteristics of the company being valued; and,
  - Applicability of the methodology with the purpose of the valuation.

  These three (3) criteria were applied to the specific circumstances of this valuation engagement.
- Based on the three (3) criteria above, RGM&Co. identified (a) the Market Approach, and (b) the Income Approach as the appropriate valuation methodologies for the purposes of this Report. Nevertheless, the resulting value under the Cost Approach is still presented on page 21 of this Report.

Valuation methodology - Market Approach (1/5)

Market Approach – CoCos method

- RGM&Co. made use of the CoCos method to arrive at the multiples which were utilized under the Market Approach.
  - In selecting the CoCos, RGM&Co. collated information relating to companies identified as comparable to EDC. The process of identifying the appropriate CoCos was as follows:
    - Factiva provided a list of global Renewable energy generation companies (both listed and unlisted) under Dow Jones industry classification. Factiva was able to provide an initial list of 4,653 companies.
    - The initial list of 4,653 companies found using the above approach was filtered by only accepting publicly listed companies. This reduced the list to 336 publicly listed companies. To consider the geographical and economic environment of the CoCos, only the companies located in Southeast Asia and India were considered. This reduced the list to 48 companies.
    - From the group of 48 companies, a further cut was done to select companies having similar business nature and segment as EDC. This further reduced the list to 24 companies. The asset and revenue size of each company were also considered in the selection process. By the end of the selection process, only six (6) CoCos met the criteria.
  - The six (6) CoCos are as follows:
    1. BCPG Public Co., Ltd. ("BCPG Public");
    2. Super Energy Corp. Public Co. Ltd. ("Super Energy");
    3. Jaiprakash Power Ventures Ltd. ("Jaiprakash Power");
    4. JSW Energy Ltd. ("JSW Energy");
    5. RattanIndia Power Ltd. ("RattanIndia"); and
    6. SJVN Ltd. ("SJVN Ltd.").

Market Approach – CoCos method (cont.)

  - RGM&Co. also identified three (3) companies belonging to other Dow Jones industry classifications but are also involved in the renewable energy generation business. These companies are:
    1. Electricity Generating Public Co., Ltd. ("EGCO");
    2. Ratchaburi Electricity Generating Holding Public Co., Ltd. ("Ratchaburi"); and
    3. PetroEnergy Resources Corporation ("PetroEnergy").
  - RGM&Co. evaluated these companies based on the previously discussed criteria and deemed that these companies are comparable to EDC.
  - See Appendix 4 for a detailed breakdown of the CoCos selection process and the discussion of the business nature of the selected CoCos.
- Under the CoCos method, RGM&Co. considered P/E multiple, EV/EBITDA multiple, and P/B multiple in valuing EDC's equity. The following considerations were taken into account:
  - The P/E indicates how the market expects a company's future earnings relative to the current net income, premised on growth potential of the company. This may not be applicable when valuing companies with net losses.
  - The EV/EBITDA multiple discounts any variations in the accounting, financing, and taxation polices of the comparable companies selected.
  - The P/B multiple is used in valuing companies from capital intensive sectors such as the Energy/ Power sector.

Valuation methodology - Market Approach (2/5)

Market Approach – CoCos method (cont.)

P/E multiple

- The P/E multiple signals the perception of the market about the risk and future growth earnings of a company. Generally, a high P/E multiple means that investors are anticipating higher growth in the future compared to the overall market as they are paying more for current earnings to earn higher returns in the future. Conversely, a low P/E multiple suggests that investors have conservative expectations for the company's earnings growth compared to the entire market.
- To properly account for unusual events which may affect the calculation of P/E multiple, consideration must be given to one-off transactions, income generated from non-operating activities, and other possible adjustments for non-recurring items.
- The table below shows the computation of P/E ratios of EDC's CoCos based on their latest available annual or interim financial statements and the latest closing share prices on the Cut-Off date:

Comparable companies - P/E multiples

In PHP million	Country	Market capitalization (a)	Net income after tax (b)	P/E (a/b)
EDC	**Philippines**	**98,931**	**6,670**	**14.83**
BCPG Public	Thailand	64,162	3,204	20.03
Super Energy	Thailand	66,439	1,995	33.30
SJVN Ltd.	India	94,733	9,820	9.65
Ratchaburi	Thailand	123,167	9,318	13.22
PetroEnergy	Philippines	2,434	135	18.07
Mean multiple				**18.85**

Note: (a) In computing for the mean P/E multiple, the outlying multiples of Jaiprakash Power, JSW Energy, RattanIndia, and EGCO were excluded
(b) EDC's P/E multiple was excluded in the computation of the CoCos' mean multiple
Source: EDC 2017 AFS; EDC 5M2018 and 5M2017 Unaudited FS; Factiva; ThomsonOne; RGM&Co. analysis

Market Approach – CoCos method (cont.)

P/E multiple (cont.)

- The table below summarizes the computation of the equity value of EDC as of the Cut-off Date using the mean P/E multiple:

Market Approach (P/E)

In PHP million (except for the mean multiple)	
Net income TTM as of 31 May 2018	6,260
Adjustment for:	
Non-controlling interest	(215)
Derivative losses (gains) - net	65
Insurance proceeds from earthquake and typhoon	(1,187)
Nonrecurring expenses	1,748
Adjusted net income	6,670
Mean P/E multiple	18.85
Equity value	**125,741**
Number of outstanding shares	18,737,010,000
Value per share (In PHP)	**6.71**

Note: (a) Nonrecurring expenses pertain to costs incurred for the return-to-service activities after the earthquake in Leyte and Typhoon Urduja
Source: EDC 2017 AFS; EDC 5M2018 and 5M2017 Unaudited FS; Q3 Nonrecurring RTS; Insurance Proceeds; RGM&Co. analysis

- By applying the CoCos' mean P/E multiple to the adjusted net income of EDC, RGM&Co. computed an equity value of PHP125.7 billion, equivalent to PHP6.71 per share.

Valuation methodology - Market Approach (3/5)

Market Approach – CoCos method (cont.)

EV/EBITDA multiple

- EV/EBITDA multiple is another measure on how expensive the share price is relative to a company's generated cash flow. In addition, EV/EBITDA is not affected by the capital structure of the company as the EV includes the value of debt while EBITDA is a neutral measure for all investors (creditor and shareholder) as it excludes interest payments on debt. Hence, this multiple provides a fair comparison of companies with different capital structures.
- EV is calculated through the following formula:

  EV = market capitalization + value of debt + minority interest + preferred shares – cash and cash equivalents

- EBITDA pertains to the Company and CoCos' income from operations before interest, taxes, and depreciation and amortization. EBITDA should also be adjusted for non-recurring revenues and expenses.
- The table below shows the computation of EV/EBITDA ratios of EDC's CoCos based on their latest available annual or interim financial statements and the latest closing share prices on the Cut-Off date:

Comparable companies - EV/EBITDA multiples

In PHP million	Country	EV	EBITDA	EV/EBITDA
		(a)	(b)	(a/b)
EDC	**Philippines**	**151,689**	**18,113**	**8.37**
Jaiprakash Pow er	India	179,548	12,259	14.65
JSW Energy	India	187,222	22,172	8.44
SJVN Ltd.	India	82,037	13,561	6.05
PetroEnergy	Philippines	8,578	1,080	7.94
Mean multiple				**9.27**

Note: (a) In computing for the mean EV/EBITDA multiple, the outlying multiples of BCPG Public, Super Energy, RattanIndia, EGCO, and Ratchaburi were excluded
(b) EDC's EV/EBITDA multiple was excluded in the computation of the CoCos' mean multiple

Source: EDC 2017 AFS; EDC 5M2018 and 5M2017 Unaudited FS; Factiva; ThomsonOne; RGM&Co. analysis

Market Approach – CoCos method (cont.)

EV/EBITDA multiple (cont.)

- The table below summarizes the computation of the range of values of EDC as of the Cut-off Date using the mean EV/EBITDA multiple:

Market Approach (EV/EBITDA)

In PHP million	
Adjusted net income	6,670
EBITDA adjustments:	
Provision for income tax	766
Foreign exchange losses - net	530
Miscellaneous	275
Interest income	(343)
Interest expense	4,077
Depreciation and amortization expenses	6,137
Adjusted EBITDA	18,113
Mean EV/EBITDA multiple	9.27
Enterprise value	**167,911**
Total debt	(64,224)
Non-controlling	(1,999)
Preferred stock	(94)
Cash and short term investments	13,559
Total adjustments	(52,758)
Equity value	**115,153**
Number of outstanding shares	18,737,010,000
Value per share (In PHP)	**6.15**

Source: EDC 2017 AFS; EDC 5M2018 and 5M2017 Unaudited FS; RGM&Co. analysis

- By applying the CoCos' mean EV/EBITDA multiple to the EBITDA of EDC, RGM&Co. computed an equity value of PHP115.2 billion, equivalent to PHP6.15 per share.

Valuation methodology - Market Approach (4/5)

Market Approach – CoCos method (cont.)

P/B multiple

- The P/B multiple is useful in capital-intensive businesses, where assets are the core driver of earnings. The P/B multiple provides an analysis on whether a company's share is relatively expensive as compared to its actual worth.
- The P/B multiple reflects the value that investors attach to a company's share price relative to its book value of equity. A share's market value is a forward-looking metric that reflects a company's future cash flows. The book value of equity is an accounting measure that is based on the historic cost principle, and reflects past movements in equity.
- The table below shows the computation of P/B ratios of EDC's CoCos based on their latest available annual or interim financial statements and the latest closing share prices on the Cut-Off date:

Comparable companies - P/B multiples

In PHP million	Country	Market capitalization (a)	Book value (b)	P/B (a/b)
EDC	Philippines	98,931	60,002	1.65
BCPG Public	Thailand	64,162	24,620	2.61
Super Energy	Thailand	66,439	21,996	3.02
JSW Energy	India	105,406	89,311	1.18
SJVN Ltd.	India	94,733	86,019	1.10
EGCO	Thailand	208,258	167,634	1.24
Ratchaburi	Thailand	123,167	105,231	1.17
Mean multiple				**1.72**

Note: (a) In computing for the mean P/B multiple, the outlying multiples of Jaiprakash Power, RattanIndia, and PetroEnergy were excluded
(b) EDC's P/B multiple was excluded in the computation of the CoCos' mean multiple
Source: EDC 5M2018 Unaudited FS; Factiva; ThomsonOne; RGM&Co. analysis

Market Approach – CoCos method (cont.)

P/B multiple (cont.)

- The table below summarizes the computation of the range of values of EDC as of the Cut-off Date using the mean P/B multiple:

Market Approach (P/B)

In PHP million	
Book value of EDC	60,002
Mean P/B multiple	1.72
Equity value	**103,212**
Number of outstanding shares	18,737,010,000
Value per share (In PHP)	**5.51**

Source: EDC 5M2018 Unaudited FS; RGM&Co. analysis

- By applying the CoCos' mean P/B multiple to the book value of EDC as of the Cut-off Date, RGM&Co. computed an equity value of PHP103.2 billion, equivalent to PHP5.51 per share.
- Although the P/B multiple is applicable in valuing capital-intensive businesses such as EDC, the P/B multiple may not be an appropriate method for the purposes of this Report. This is because a large portion of EDC's assets is comprised of real assets recognized on historical basis and are not reflected at their fair market values as of the Cut-off Date.

Valuation methodology - Market Approach (5/5)

Market Approach – VWAP method

- The VWAP is a volume weighted average of every market price at which a stock traded over a given period. The formula is illustrated below:

$$\text{VWAP} = \frac{\sum(\text{Closing price X volume of stocks traded})}{\sum \text{volume of stocks traded}}$$

- In the analysis of the 90-day trading performance of the Company ending 31 May 2018, it was noted that:
  - Both trading volume and closing price reached their peak on 13 March 2018 at 25.7 million shares closing at PHP6.01;
  - Lowest recorded trading volume of the Company was on 10 May 2018 at 106.2 thousand shares. Closing price, on the other hand, reached its lowest level on 18 May 2018 at PHP5.14; and
  - Daily average trading volume over the 90 day period was 4.8 million shares, about 0.03% of total common shares outstanding.

EDC - 90 day trading performance


6.20
6.00
5.80
5.60
5.40
5.20
5.00
4.80
4.60
Closing price in PHP
30
25
20
15
10
5
-
Trading volume in million
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Closing price
Trading volume

Source: ThomsonOne

Market Approach – VWAP method (cont.)

- RGM&Co. made reference to the trading volume, closing price, and VWAP of EDC over a 90-day period ending 31 May 2018. RGM&Co. noted that 2.0 billion shares or 10.9% of listed EDC common shares is owned by the public as of the Cut-off Date. In addition, the daily average trading volume over the 90-day period is at 4.8 million, equivalent to 0.2% of the public float.
- Presented below are the respective 60-day, and 90-day VWAP for EDC as of the Cut-off Date:

EDC - VWAP summary as of Cut-off Date

	Price	Equity value (in PHP million)
60-Day VWAP	5.58	104,570
90-Day VWAP	5.59	104,758

Source: ThomsonOne; RGM&Co. analysis

- The equity value of EDC under the VWAP method ranges from PHP104.6 billion to PHP104.8 billion, equivalent to price per share range of PHP5.58 to PHP5.59.

Valuation methodology - Income Approach (1/4)

Income Approach – DCF method

- In the valuation of the Company using the DCF method of the Income Approach, we used the free cash flow to equity ("FCFE") approach since it is usually adopted in valuing companies that have stable leverage, whether high or not. With this, three (3) variables were considered in determining the discounted cash flow of EDC. These are: (a) the projected FCFE, (b) the appropriate discount rate, and (c) the terminal value.

Projected FCFE

- In computing for the equity value of EDC using the Income Approach, the financial projections of EDC's income, expense, balance sheet, and cash flow accounts are required. The values of these accounts are necessary for the computation of the projected FCFE.
- RGM&Co. met with Management on 2 August 2018 to discuss the assumptions underlying the forecasted financial information used in this Report. RGM&Co. made inquiries with Management about the Company's future plans and the results of its historical and current operations. The financial projections were also benchmarked by RGM&Co. on the Company's historical revenues, cost drivers and performance indicators of the Company, and other reasonable benchmarks sourced from publicly available information. A detailed discussion of the Company's historical financials is presented on Appendix 3.
- There will usually be differences between the projected and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Hence, while RGM&Co. exercised best judgment in evaluating the assumptions, RGM&Co. would like to highlight that it cannot provide assurance on the realization of the financial projections.

Income Approach – DCF method (cont.)

Projected FCFE (cont.)

- FCFE is composed of net income, changes in working capital, capital expenditures, and net borrowings.
- The table below presents the FCFE of EDC for the Forecast Period:

FCFE

In PHP million	Jun to Dec 2018	2019	2020	2021	2022
Net income attributable to equity holders of the parent	7,299	10,644	11,253	11,904	12,601
Depreciation and amortization expense	2,408	5,240	5,469	5,697	5,926
Net income before depreciation and amortization	9,707	15,884	16,721	17,602	18,527
Changes in working capital					
Decrease (increase) in:					
Trade and other receivables	49	(384)	(404)	(426)	(448)
Parts and supplies inventories	368	(187)	(197)	(208)	(219)
Other current assets	341	(114)	(120)	(126)	(133)
Increase (decrease) in:					
Trade and other payables	810	537	565	595	627
Due to related parties	29	3	3	3	3
Income tax payable	(175)	4	4	5	5
Net change in working capital	1,422	(141)	(149)	(157)	(165)
Operating cash flows	11,129	15,743	16,573	17,445	18,362
Less: Capital expenditures	(2,782)	(4,000)	(4,000)	(4,000)	(4,000)
Less: Net borrowings	(3,328)	677	(2,573)	(10,737)	(4,665)
FCFE	**5,019**	**12,420**	**10,000**	**2,708**	**9,697**

Source: Management representation; Valuation Assumptions Book; Debt amortization schedule; RGM&Co. analysis

Valuation methodology - Income Approach (2/4)

Income Approach – DCF method (cont.)

Discount rate

- Determining an appropriate discount rate, which is reflective of both the general and specific risks of EDC's future income stream, is an important element of the DCF method.
- The discount rate usually consists of the Cost of debt ("Kd") and Cost of equity ("Ke"). Since we adopted the FCFE approach, the appropriate rate to discount the FCFE is EDC's Ke.
- EDC's Ke was computed using the Capital Asset Pricing Model ("CAPM"), which states that the Ke is based on the return generated from risk-free investments (risk-free rate) plus a premium for the risks associated with the business (equity risk premium). The CAPM formula is presented below:

$$Ke = rf + (Beta * RPm) + RPc$$

- The table below summarizes the different variables (except the beta factor) used in calculating EDC's Ke:

Cost of equity variables		
Variable	**Component**	**Source**
PDST-R2 (a)	5.4%	PDST-R2 for 5 year securities as of 31 May 2017 from PDEX
CDS spread (b)	2.0%	Philippine CDS spread as of 1 January 2018 from Damodaran Online
Risk-free rate (a-b)	3.5%	
Market risk premium	5.5%	KPMG Equity Market Risk Premium Research as of 31 March 2018
Country risk premium	2.2%	Philippine CRP as of 1 January 2018 from Damodaran Online

- The beta factor represents the measure of risk of a particular asset relative to the risk of a portfolio of all risky assets, based on the perception that its share prices move in line with the "market".

Income Approach – DCF method (cont.)

Discount rate (cont.)

- To be able to compute for a range of values, we used two (2) acceptable beta coefficients:
  - **Scenario 1**: RGM&Co. used a beta (β) of .92 based on the Company's levered beta as sourced from Reuters; and
  - **Scenario 2**: RGM&Co. relevered the industry beta for the Green and renewable energy industry, as provided in Damodaran Online as of 01 January 2018, using the market debt to equity ("D/E") ratio of the companies belonging to the industry. The table below presents the beta relevering process for the second scenario:

Relevered industry beta		
Average unlevered industry beta	a	0.71
Market D/E	b	70.5%
Tax rate	c	30.0%
Relevered beta	***a*(1+((1-c)*b))***	**1.05**

Source: Damodaran Online; KPMG List of Corporate Tax Rates; RGM&Co. analysis

- The following table summarizes the computation of EDC's Ke using the CAPM in order to arrive at the Company's discount rate of 10.7% and 11.5% for Scenarios 1 and 2, respectively:

EDC - Ke			
	Formula	**Scenario 1**	**Scenario 2**
Risk-free rate	*a*	3.5%	3.5%
Market risk premium	*b*	5.5%	5.5%
Beta factor	*c*	0.92	1.05
Country risk premium	*d*	2.2%	2.2%
Cost of equity	***Ke=a+(b*c)+d***	**10.7%**	**11.5%**

Source: PDEX, KPMG Equity Market Risk Premium Research as of 31 March 2018; Reuters; Damodaran Online; RGM&Co. analysis

Valuation methodology - Income Approach (3/4)

Income Approach – DCF method (cont.)

Terminal value

- In theory, the value of EDC's business should reflect its projected FCFE beyond the Forecast Period. However, FCFE can no longer be forecasted with reasonable certainty. As such, a single value representing the discounted value of all subsequent FCFEs is computed. This single value is referred to as the terminal value.
- The terminal value as at the end of the Forecast Period was estimated using the FCFE as at 2022 year-end and a terminal growth rate of 3.5%. The terminal growth rate of 3.5% was computed as the 5-year compounded annual growth rate ("CAGR") of the average consumer prices inflation index from 2017 to 2022. The inflation index was estimated by the IMF as of April 2018.
- The tables below present the computation of terminal value under the two (2) scenarios:

Terminal value (Scenario 1)

In PHP million (except percentages)				
Year	Free cash flow (a)	Discount rate (b)	Growth rate (c)	Capitalization rate (b-c)
2022	9,697	10.7%	3.5%	7.2%
Terminal value			*a*(1+b)/(b-c)*	**138,431**

Source: IMF Outlook Database as of April 2018; RGM&Co. analysis

Terminal value (Scenario 2)

In PHP million (except percentages)				
Year	Free cash flow (a)	Discount rate (b)	Growth rate (c)	Capitalization rate (b-c)
2022	9,697	11.5%	3.5%	8.0%
Terminal value			*a*(1+b)/(b-c)*	**125,577**

Source: IMF Outlook Database as of April 2018; RGM&Co. analysis

Income Approach – DCF method (cont.)

Equity value

- The tables below show the computation of EDC's equity value under the two (2) scenarios for the DCF method:

Equity value (Scenario 1)

In PHP million (except discount factor)	Period 2018	2019	2020	2021	2022	Terminal value
FCFE	5,019	12,420	10,000	2,708	9,697	138,431
Discount factor	0.97	0.90	0.81	0.73	0.66	0.66
PV of cash flows	4,872	11,121	8,086	1,977	6,395	91,290
Equity value						**123,741**
Number of outstanding shares						18,737,010,000
Value per share (in PHP)						**6.60**

Source: RGM&Co. analysis

Equity value (Scenario 2)

In PHP million (except discount factor)	Period 2018	2019	2020	2021	2022	Terminal value
FCFE	5,019	12,420	10,000	2,708	9,697	125,577
Discount factor	0.97	0.89	0.80	0.72	0.64	0.64
PV of cash flows	4,863	11,041	7,974	1,937	6,223	80,585
Equity value						**112,623**
Number of outstanding shares						18,737,010,000
Value per share (in PHP)						**6.01**

Source: RGM&Co. analysis

- Under the DCF method, EDC's equity value ranges from PHP112.6 billion to PHP123.7 billion, equivalent to PHP6.01 to PHP6.60 per share as of the Cut-off Date.

Valuation methodology - Income Approach (4/4)

Income Approach – DDM method

- The dividend discount model assumes that the value of a stock is the present value of expected dividends on it. This is based on the premise that the only cash flow that an investor would receive from a publicly listed company is the dividend.
- This method was used to value the equity of EDC due to the following factors:
  - The Company consistently declared and paid dividends since it listed in the PSE, from 2007 to 2017;
  - The Company has a policy to declare dividends of at least 30.0% of the prior year's recurring net income based on the recommendation of the BOD. On average from 2013 to 2017, dividends declared and paid by the Company were 46.6% of net income and 79.4% of FCFE; and
  - The Company's leverage was relatively stable which averaged at 53.0% from 2013 to 2017. Please refer to Appendix 6 for the selected historical financial information of the Company.
- There are two (2) basic components of the DDM – projected dividends and the Ke. The Ke has been discussed on page 18. The same Ke scenarios in the DCF method will be applied in the DDM method.
- RGM&Co. noted that from 2013 to 2016, EDC consistently declared and paid both regular and special dividends. In 2017, the Company only declared and paid regular dividends. According to Management, the non-declaration of a special dividend in 2017 was due to the Company's return-to-service activities after the earthquake in Leyte and Typhoon Urduja. RGM&Co. also noted that both the regular and special dividends declared and paid in 2013 were significantly lower compared to that of the succeeding years. Management attributed this to return-to-service activities of the Company after Typhoon Yolanda. In this regard, RGM&Co. deemed it appropriate to use as initial dividend per share ("DPS") the average DPS from 2014 to 2016 of PHP0.22.

Income Approach – DDM method (cont.)

- RGM&Co. used the H model to estimate EDC's future dividends. The H Model allows for two stages of growth - an initial phase where the growth rate declines linearly over time and a subsequent stable phase where the growth rate is stable and is expected to remain so for the long term.
- Dividends were initially projected using an 11.5% growth rate based on the Company's 2014 to 2016 average return on equity ("ROE") and retention ratio of 20.9% and 54.8%, respectively. The Company's 2013 and 2017 ROE and retention ratios were excluded due to the special considerations in the declaration and payment of dividends during these years. The initial growth rate of 11.5% was then set to decrease at an annual rate of 9.8% to reach the stable growth rate of 6.8% after 2022. The stable growth rate was based on the 2017 to 2022 CAGR of the Philippines's real gross domestic product from IMF.
- The results using this methodology are presented below:

DDM method - H Model

Year	Growth rate	DPS	Discount factor Scenario 1	Discount factor Scenario 2	Present value Scenario 1	Present value Scenario 2
DPS_0		0.22				
2018	*11.5%*	0.25	0.94	0.94	0.23	0.23
2019	*10.3%*	0.27	0.85	0.84	0.23	0.23
2020	*9.3%*	0.30	0.77	0.76	0.23	0.23
2021	*8.4%*	0.33	0.69	0.68	0.23	0.22
2022	*7.6%*	0.35	0.63	0.61	0.22	0.21
Initial phase					1.14	1.13
Stable phase	*6.8%*	0.37	0.63	0.61	6.04	4.92
Price per share					**7.18**	**6.04**
Equity value (in PHP million)					**134,580**	**113,215**

Source: RGM&Co. analysis

- Under the DDM method, EDC's equity value ranges from PHP113.2 billion to PHP134.6 billion, equivalent to PHP6.04 to PHP7.18 per share as of the Cut-off Date.

Valuation methodology - Cost Approach

Cost Approach - NAV method

- Under the NAV methodology, equity value is based on the sum of net asset value plus, if appropriate, a premium to reflect the value of intangible assets not recorded on the balance sheet. NAV is determined by marking every asset and liability on (and off) the company's balance sheet to current market values.
- In comparison to the Market and Income approaches which focus on financial performance, the NAV methodology primarily utilizes the company's financial position. This approach typically gives the lowest valuation among the three valuation approaches mainly because it does not consider the future earning potential of the business. Most companies have greater value as a going concern than they would if liquidated or when the assets are sold on a piecemeal basis.
- Presented in the table below is the adjusted NAV of EDC after considering the adjustments for preferred shares and non-controlling interest:

Net asset value	
In PHP million	**Carrying value**
Current assets	29,036
Noncurrent assets	109,834
Total assets	138,870
Less: Total liabilities	76,775
Net asset value	**62,095**
Adjustments:	
Preferred shares	(94)
Non-controlling interest	(1,999)
Adjusted net asset value	**60,002**
Number of outstanding shares	18,737,010,000
Value per share (PHP per share)	**3.20**

Source: EDC 5M2018 Unaudited FS; RGM&Co. analysis

Cost Approach - NAV method (cont.)

- The NAV method may be a reliable basis for EDC's equity value only if the assets and liabilities are adjusted to reflect their current fair market values. RGM&Co. did not receive substantial information that may form as basis for the adjustments under the Cost Approach. Without these information and representations from Management, there is no basis for any revaluations or adjustments. For this reason, RGM&Co. deemed this approach to be not appropriate for the purposes of this Report.

Valuation results and fairness opinion (1/2)

Valuation results

- In summary, the valuation results are as follows:

Value per share



8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
In PHP
6.71
6.15
5.58
5.59
6.60
6.01
7.18
6.04
Tender offer price of PHP7.25 per share
EV/EBITDA multiple
P/E multiple
60-Day VWAP
90-Day VWAP
Scenario 1 (Ke of 10.7%)
Scenario 2 (Ke of 11.5%)
Scenario 1 (Ke of 10.7%)
Scenario 2 (Ke of 11.5%)
CoCos Method
VWAP method
DCF method
DDM method
Market Approach
Income Approach

Valuation results and fairness opinion (2/2)

Valuation results (cont.)

- Based on the discussions in the previous sections, RGM&Co. computed the fair range of EDC's equity value as of the Cut-off Date, as presented in the table below:

Valuation summary

	Equity value (in PHP million)	Value per share[a]
Market Approach		
CoCos method		
P/E multiple	125,741	6.71
EV/EBITDA multiple	115,153	6.15
VWAP method		
60-Day VWAP	104,570	5.58
90-Day VWAP	104,758	5.59
Income approach		
DCF method		
Scenario 1 (Ke of 10.7%)	123,741	6.60
Scenario 2 (Ke of 11.5%)	112,623	6.01
DDM method		
Scenario 1 (Ke of 10.7%)	134,580	7.18
Scenario 2 (Ke of 11.5%)	113,215	6.04

Note: (a) RGM&Co. used EDC's total issued and outstanding shares of 18,737,010,000 based on the Company's 31 May 2018 Public ownership report

Source: RGM&Co. analysis

Fairness opinion

- Based on our independent valuation analysis, we are of the opinion that the fair value of the listed EDC common shares ranges from PHP5.58 to PHP7.18 per share as of the Cut-off Date.
- On the basis of the foregoing, the Tender Offer Price is higher than the computed range of EDC's equity value per share. However, RGM&Co. still deemed the Tender Offer Price fair and reasonable from a financial point of view, as of the Cut-off Date.
- RGM&Co. also noted that in August 2017, PREHC launched a tender offer to acquire up to 8.9 billion of EDC common shares, equivalent to 47.5% of total common shares, and 31.7% of total voting shares at PHP7.25 per share, gross of customary selling charges. The tender offer was completed on 29 September 2017. The Tender Offer Price is also in line with the most recent offer price that PREHC offered in August 2017.

KPMG

Appendices

Appendix 1

Industry overview (1/3)

Philippine installed power generating capacity as of 31 December 2017



Natural gas
3,447 MW
15.2%
Oil based
4,153 MW
18.3%
8,049 MW
35.4%
Coal
Renewable energy
51.2%
27.1%
12.5%
6.0%
3.2%
Hydroelectric
Geothermal
Solar
Wind
Biomass

Source: DOE 2017 Power Statistics

- The Philippines has a total of 22,728 megawatts ("MW") of installed power generating capacity as of 31 December 2017 from the following power sources: Natural gas, Oil-based, Coal, and Renewable energy.
- Based on the Department of Energy's ("DOE") 2016 Power Situation Report, the DOE is continuously encouraging investments in power generation in view of the increasing peak demand which is projected to reach 49,287 MW by 2040. Considering the total installed power generating capacity as of 31 December 2017, the Philippines will need an additional installed capacity of 26,559 MW to meet the growing demand for electricity.
- The continuous electricity demand growth was mainly due to the increasing economic growth and the expanding population of the country evident in the increasing electricity consumption by industrial and residential sectors.
- Coal is the highest contributor to the total installed capacity with 8,049 MW or 35.4% of the country's installed capacity.
- Oil and Natural gas contributed 18.3% or 4,153 MW and 15.2% or 3,447 MW, respectively, to the country's total installed capacity.
- The total installed capacity from Renewable energy sources amounted to 7,079 MW as of 31 December 2017, contributing to 31.1% of the country's total installed capacity.
- The installed capacity from Renewable energy sources was largely composed of hydroelectric power plants which accounted for 51.2% or 3,627 MW while geothermal power plants accounted for 27.1% or 1,916 MW of the total installed capacity from Renewable energy. Collectively, hydroelectric and geothermal power plants accounted for 5,543 MW or 78.3% of Renewable energy sources and 24.4% the country's total installed capacity.

Appendix 1

Industry overview (2/3)

Renewable Energy Roadmap 2017-2040

The Renewable energy Roadmap 2017-2040 is included in the DOE Power Development Plan 2016-2040 as part of the Government's commitment to pursue national development through attaining energy independence and implementing power market reforms. Listed below and in the succeeding pages are the initiatives by DOE to achieve its overall objective of 20,000 MW installed power generating capacity from Renewable energy sources by 2040.

Installed capacity of at least 20,000 MW by 2040

Initiatives

1 Accelerating Renewable energy positioning

- Monitor awarded projects from indicative to committed projects
- Finalize rules and implement Renewable Portfolio Standards (RPS), Renewable Energy Market (REM), and Green Energy Option (GEO)
- Conduct Renewable energy technology and resource assessment

Medium-term 2019-2022

- Intensify development in off-grid areas
- Determine realistic Renewable energy potential
- Update the National Renewable Energy Program (NREP) 2017-2040

- Accelerate Renewable energy project implementation
- Update Renewable energy resource database regularly

2 Creation of Conducive Business Environment

2017-2040

- Modernize administrative processes of Renewable Energy Service Contract (RESC) applications
- Pursue recognition of DOE energy projects as Projects of National Significance
- Enhance Energy Virtual One Shared System for Renewable energy projects
- Provide technical assistance to lower investment cost
- Incentivize local technology producers
- Establish Renewable Energy Information Exchange
- Harmonize local government units (LGU) and national government programs and policies

Source: DOE Development Plan 2016 Report

Industry overview (3/3)

Renewable Energy Roadmap 2017-2040 (cont.)

3 Reliable and Efficient Infrastructure

- Strengthen resiliency of Renewable energy systems and facilities
- Harmonize transmission development plan with Renewable energy targets
- Develop geographical installation targets
- Enhance local and technical capabilities
- Conduct research and development studies ("R&D") on the efficiency of Renewable energy resources on the Smart Grid System

4 Promote and Enhance Research, Development, and Demonstration Agenda

- Strengthen management and operation of Affiliated Renewable Energy Centers (ARECS)
- Further develop Renewable energy resource and R&D studies
- Identify viability of new technologies
- Construct and monitor ocean pilot/demo energy projects

5 Other activities

- Identify parameters to determine the viable ocean energy tariff rate
- Continue technical capacity building on Renewable energy
- Conduct research and promote low-enthalpy geothermal areas for power generation and direct use/non-power application for development
- Harmonize the DOE related programs with agro-forestry policies for an integrated use of biomass
- Continue the conduct of energy Information, Education, and Communication (IEC) to attain social acceptability

Installed capacity of at least 20,000 MW by 2040

Source: DOE Development Plan 2016 Report

KPMG

Company overview (1/5)

Company overview

- On 05 March 1976, EDC was incorporated and registered with the SEC. The common shares of EDC were listed and traded in the PSE beginning 13 December 2006.
- EDC is primarily engaged in the exploration, development, operation, and utilization of geothermal energy and other indigenous renewable energy sources for electricity generation.
- The Company's registered place of business is at One Corporate Centre, Julia Vargas Avenue corner Meralco Avenue, Ortigas Center, Pasig City.
- The table below presents the BOD of EDC:

BOD of EDC

Name	Board position
Federico R. Lopez	Chairman
Richard B. Tantoco	Member
Francis Giles B. Puno	Member
Joaquin E. Quintos IV	Member
Jonathan C. Russell	Member
David Andrew Baldwin	Member
Christopher Eu Sun Low	Member
David Simon Luboff	Member
Edgar O. Chua	Independent Director
Francisco Ed. Lim	Independent Director
Manuel I. Ayala	Independent Director

Source: EDC General Information Sheet ("GIS") as of 29 May 2018

Company overview (cont.)

- The table below presents the key officers of EDC:

Key officers of EDC

Name	Management position
Oscar M. Lopez	Chairman Emeritus
Federico R. Lopez	Chief Executive Officer
Richard B. Tantoco	President and Chief Operating Officer
Nestor H. Vasay	Senior Vice President / Chief Financial Officer / Treasurer
Ma. Elizabeth D. Nasol	Senior Vice President
Victor Emmanuel B. Santos, Jr.	Senior Vice President - Regulatory Compliance Officer
Bernadette Ann V. Policarpio	Corporate Secretary
Ana Maria A. Katigbak	Assistant Corporate Secretary
Erwin O. Avante	Vice President / Compliance Officer for SEC and PSE
Liberato S. Virata	Vice President
Ferdinand B. Poblete	Vice President / Chief Information Officer
Ariel Arman V. Lapuz	Vice President
Rassen M. Lopez	Vice President
Reman A. Chua	Vice President
Raymundo N. Jarque, Jr.	Vice President
Ramon A. Carandang	Vice President
Bernardito M. Lapuz	Vice President / Chief Risk Officer
James Arnold D. Villaroman	Vice President
Emmanuel C. Portugal	Vice President / Chief Digital Transformation Officer
Grace Stephanie L. Marcelo	Vice President
Glenn T. Lee	Assistant Vice President / Chief Audit Executive
Ryan Z. Velasco	Assistant Vice President / Chief Information Officer / Head of Investor Relations

Source: EDC GIS as of 29 May 2018

Appendix 2

Company overview (2/5)

Company overview (cont.)

- Presented below is the ownership structure of EDC:



López Inc.
Lopez Inc.
52.5%
Lopez Holdings Corporation
46.5%
FPH
First Philippine Holdings Corporation
66.8%
First Gen
First Gen Corporation
100.0%
Prime Terracota Holdings Corporation
100.0%
Red Vulcan Holdings Corporation
100.0%
Northern Terracotta Power Corporation
Philippines Renewable Energy Holdings Corporation
PCD Nominee Corporation (Filipino)
PCD Nominee Corporation (Foreign)
Others
60.0%
0.5%
0.5%
31.7%
3.8%
3.4%
0.1%
energy
[redacted]

Source: EDC 1st quarter 2018 Unaudited FS; EDC GIS as of 29 May 2018

Company overview (3/5)

Company overview (cont.)

- Presented below are the subsidiaries of EDC:


Energy Development Corporation
D: 100%
EDC Geothermal Corporation (EGC)
D: 50%
First Gen Hydro Power Corporation (FGHPC)
D: 100%
EDC Wind Energy Holdings Inc. (EWEHI)
D: 100%
EDC Wind Energy Holdings Inc. (EWEHI) 2
D: 100%
EDC Drillco Corporation (EDC Drillco)
D: 100%
EDC Bright Solar Energy Holdings Inc. (EBSEHI)
D: 100%
EDC Holdings International Limited (EHIL)
ID: 100%
• Green Core Geothermal Inc. (GCGI) • Bac-Man Geothermal Inc. (BGI) • Unified Leyte Geothermal Energy Inc. (ULGEI) • Southern Negros Geothermal, Inc. (SNGI) •Bac-Man Energy Development Corporation (BEDC)
ID: 0.01%
D: 99.99%
Energy Development (EDC) Corporation Chile Limitada
ID: 100%
•EDC Pagali Burgos Wind Power Corporation (EPBWPC) •EDC Burgos Wind Power Corporation (EBWPC) •EDC Pagudpud Wind Power Corporation (EPWPC)
•EDC Bayog Burgos Wind Power Corporation (EBBWPC) •Matnog 1 Renewable Energy Corporation (M1REC) •Matnog 2 Renewable Energy Corporation (M2REC)
•Matnog 3 Renewable Energy Corporation (M3REC) •Iloilo 1 Renewable Energy Corporation (I1REC) •Negros 1 Renewable Energy Corporation (N1REC)
ID: 100%
•Burgos 3 Renewable Energy Corp. (BREC 3) •Burgos 4 Renewable Energy Corp. (BREC 4) •Calaca Renewable Energy Corp. (CREC)
ID: 100%
•EDC Dinag Power Corporation (formerly EDC Burgos Solar Corporation)
ID: 100%
EDC Hong Kong Limited (EHKL)
ID: 100%
EDC Hong Kong International Investments Limited (EHKIIL)
ID: 100%
EDC Soluciones Sostenibles Ltd
ID: 100%
EDC Energia Verde Chile SpA
ID: 100%
EDC Energia de la Tierra SpA
ID: 100%
EDC Chile Holdings SPA
ID: 100%
EDC Geotermica Chile SPA
ID: 95%
PT EDC Indonesia
ID: 95%
PT EDC Panas Bumi Indonesia
ID: 100%
EDC Desarollo Sostenible Ltd.
ID: 99.96%
ID: 0.01%
EDC Energia Verde Peru S.A.C.
ID: 30%
Energy Development Corporation Peru S.A.C.
ID: 99.99%
EDC Peru Holdings S.A.C.
ID: 0.01%
ID: 99.99%
EDC Geotermica Peru S.A.C.
ID: 0.01%
ID: 70%
EDC Geotermica Del Sur S.A.C
EDC Energia Azul S.A.C
EDC Energia Peru S.A.C
EDC Energia Geotermica S.A.C.
EDC Progreso Geotermica Peru S.A.C.
EDC Energia Renovable Peru S.A.C.
ID: 0.01%
ID: 99.99%
ID: 70%
EDC Geotermica Del Sur S.A.C
ID: 70%
Geotermica Tutupaca Norte Peru S.A.C.
ID: 70%
Geotermica Loriscota Peru S.A.C.

Legend:
D – Direct Ownership
ID – Indirect Ownership
E – Economic Interest
V – Voting Interest

Source: EDC 1st quarter 2018 Unaudited FS

Appendix 2

Company overview (4/5)

Business overview

- The chart below depicts EDC's milestones:



1976
Incorporation of EDC
1981
Awarding of first geothermal service contracts
1996
Entry into the power generation industry
2006
Initial public offering of EDC and entry into power plant operations
2008
Entry into hydropower generation
2012
Opening of first international outpost in Chile
2015
Entry into solar power generation
1970
1980
1990
2000
2010
1977
Energized a 3MW plant in Ormoc City
2007
Acquisition of EDC by Red Vulcan Holdings Corporation
2014
Started wind energy project in Ilocos

Source: EDC website; EDC 2016 Annual Report

- EDC was incorporated in 1976 under the Philippine National Oil Company (PNOC) with the mandate to explore and develop indigenous resources in the country.
- In 1977, EDC began tapping into Well 401, originally named Mahiao – I to energize a 3 MW plant to generate electricity for Ormoc City.
- EDC entered the power generation business in 1996 by commissioning power plants through the Build, Operate, Transfer (BOT) scheme.
- In 2006, EDC launched its initial public offering (IPO). In the same year, EDC took over the 130-MW Upper Mahiao Power Plant plant, marking the Company's entry into power plant operation.
- After the sale of 60% of its controlling stakes, EDC was privatized under Red Vulcan Holdings Corporation in 2007.
- In 2008, EDC ventured into hydropower by acquiring a 60% stake in the 112-MW hydropower complex FGHPC.
- In 2012, EDC opened offices in Latin America and Indonesia to explore energy opportunities.
- EDC's first wind farm, the 150-MW Burgos Wind Energy Project, started generating electricity in 2014
- Burgos Solar Project started commercial operations in March 2015 for Phase I and January 2016 for Phase II.

KPMG

Document Classification: KPMG Confidential

Company overview (5/5)

Business overview (cont.)

- EDC is the leading vertically integrated renewable company in the world and the Philippines' largest vertically-integrated geothermal developer distributing 1,179.3 MW of clean and renewable energy.
- The Company has diversified its renewable energy portfolio through investments in geothermal, wind, hydropower and solar energy projects. Below are EDC's commercial operations across the Philippines:


Ilocos
150 MW Burgos Wind
4.2 MW Burgos Solar I
2.7 MW Burgos Solar II
Bicol
120 MW BacMan I Geothermal
20 MW BacMan II Geothermal
Iloilo
3.6 MW Siklab Solar
Negros Island
112.5 MW Palinpinon Geothermal
60 MW Palinpinon II Geothermal
49.4 MW Nasulo Geothermal
Nueva Ecija
120 MW Pantabangan Hydro
12 MW Masiway Hydro
Leyte
123 MW Tongonan Geothermal
125 MW Upper Mahiao Geothermal
232.5 MW Malitbog Geothermal
180 MW Mahanagdong Geothermal
50.9 MW Optimization Geothermal
North Cotabato
52 MW Mindanao I Geothermal
54 MW Mindanao II Geothermal
energy
GEOTHERMAL
1,179.3MW
WIND
150MW
TOTAL
1,471.8MW
HYDRO
132MW
SOLAR
10.5MW

Source: EDC 2016 Annual Report

Appendix 3

Historical financials (1/7)

Statement of financial performance

Statement of financial performance

In PHP million	2015	2016	2017	5M2017	5M2018
Revenues					
Revenue from sale of electricity	34,360	34,236	33,255	15,160	14,056
Costs of sale of electricity	(14,440)	(13,757)	(15,034)	(5,760)	(6,985)
Gross profit	19,921	20,478	18,221	9,400	7,071
General and administrative expenses	(6,587)	(5,570)	(5,315)	(2,085)	(2,218)
Income from operations	13,334	14,908	12,906	7,315	4,853
Financial income (expense)	(4,264)	(4,220)	(3,856)	(1,622)	(1,501)
Other income (charges)	(330)	702	(74)	(409)	(18)
Income before income tax	8,740	11,390	8,976	5,284	3,334
Benefit from (provision for) income tax	(881)	(1,674)	(1,035)	(751)	(482)
Net income	**7,859**	**9,716**	**7,941**	**4,533**	**2,852**
Net income attributable to:					
Equity holders of the parent	7,642	9,352	7,709	4,355	2,691
Non-controlling interest	217	363	232	178	161
Profitability ratios					
Gross profit margin [(a)]	*58.0%*	*59.8%*	*54.8%*	*62.0%*	*50.3%*
Net income margin [(b)]	*22.9%*	*28.4%*	*23.9%*	*29.9%*	*20.3%*

Note: (a) Gross profit margin = Gross profit / Revenue

(b) Net income margin = Net income / Revenue

Source: EDC 2015, 2016, and 2017 AFS; EDC 5M2017 and 5M2018 Unaudited FS

Statement of financial performance (cont.)

Revenues

- EDC's main revenue driver is the sale of electricity. Revenue from sale of electricity is recognized when the electricity generated by the Company is transmitted through the transmission line designated by a buyer, for a consideration.
- From 2015 to 2017, EDC's total revenues decreased at a compounded annual change ("CAC") of 1.6%. Total revenues from 2016 to 2017 decreased by 2.9% or PHP980.4 million due to lower generated volume. Lower generation was caused by the shutdown of Leyte geothermal power plants as a magnitude 6.5 earthquake struck Leyte on 06 July 2017 and resulted to damage on the power plants.
- For the five (5) months ended 31 May 2018 ("5M2018"), Revenue was lower by PHP1.1 billion as compared to the revenues generated during the same period in 2017 ("5M2017"). The movement was mainly attributable to the decrease in revenue of Unified Leyte due to unplanned outages on account of the earthquake in July 2017 and typhoon Urduja in December 2017.
- EDC's Gross profit and Net income margins decreased by 5.0% and 4.5%, respectively, in 2017 as compared to the margins in 2016. The profitability margins for the five-month period ended 31 May 2018 were lower by 11.7% and 9.6%, respectively, as compared to the margins for the same period in 2017.

Historical financials (2/7)

Statement of comprehensive income (cont.)

Revenues (cont.)

- Following is the revenue breakdown of the reportable segments:

Revenue breakdown per segment

In PHP million	2015	2016	2017	5M2017	5M2018
Geothermal	30,072	29,127	28,330	12,776	11,526
Wind	2,354	2,731	3,174	1,369	1,460
Hydro	1,884	2,286	1,645	971	1,038
Solar	49	92	103	45	50
Others	-	-	3	(1)	(18)
Total	**34,360**	**34,236**	**33,255**	**15,160**	**14,056**

Source: EDC 2015, 2016, and 2017 AFS; EDC 5M2017 and 5M2018 Unaudited FS

- The reportable segments of EDC are as follows:
  1. Geothermal – this includes the following business units:
     a) Leyte Geothermal Business Unit which is composed of power plants located in Tongonan, Mahanagdong, Upper Mahiao, Malitbog, and Unified Leyte Geothermal Energy Inc. in Leyte Province;
     b) Negros Island Geothermal Business Unit which is comprised of Palinpinon I, Palinpinon II, and Nasulo power plants in Negros Island;
     c) Bacon-Manito Geothermal Business Unit in Sorsogon; and,
     d) Mt. Apo Geothermal Business Unit in Cotabato
  2. Wind - this segment pertains to wind projects commercially operating in Northern Luzon
  3. Hydro - this segment pertains to Pantabangan-Masiway hydroelectric complex located in Nueva Ecija
  4. Solar - this segment pertains to solar projects commercially operating in Northern Luzon and Visayas
  5. Other projects including foreign investments and Head Office of the Company.

Statement of comprehensive income (cont.)

Revenues (cont.)

- On average, Geothermal segment accounted for 85.9% of the total Revenue of EDC from 2015 to 2017. The revenue generated from Geothermal segment decreased at a CAC of 2.9% from 2015 to 2017.
- Revenue generated from the Wind segment has increased at a CAGR of 16.1% from 2015 to 2017.

Costs of sale of electricity

Costs of sale of electricity

In PHP million	2015	2016	2017	5M2017	5M2018
Depreciation and amortization	4,800	5,387	5,622	2,270	2,466
Purchased services and utilities	3,562	2,423	2,846	1,210	1,628
Personnel costs	2,062	2,077	1,792	763	754
Repairs and maintenance	1,496	1,472	2,071	438	716
Rental, insurance and taxes	1,162	1,466	1,418	694	854
Parts and supplies issued	930	576	941	228	443
Royalty fees	260	253	249	117	95
Business and related expenses	168	103	95	40	29
Fuel - geothermal steam	-	-	0	-	-
Total	**14,440**	**13,757**	**15,034**	**5,760**	**6,985**

Source: EDC 2015, 2016, and 2017 AFS; EDC 5M2017 and 5M2018 Unaudited FS

- EDC's Costs of sale of electricity and steam consisted mainly of Depreciation and amortization, Purchased services and utilities, and Personnel costs. These costs comprised, on average, 70.8% of total cost of sale of electricity from 2015 to 2017.
- Depreciation and amortization increased at a CAGR of 8.2% from 2015 to 2017 while Personnel costs decreased at a CAC of 6.8% over the same period. Purchased services and utilities includes professional and technical services, hauling and handling costs, rig mobilization charges, contractual personnel costs and other services and utilities expense. This account decreased at a CAC of 10.6% from 2015 to 2017.

Appendix 3

Historical financials (3/7)

Statement of comprehensive income (cont.)

Costs of sale of electricity (cont.)

- From 2016 to 2017, Costs of sale of electricity increased by 9.3% or PHP1.3 billion. This movement was due to the PHP599.3 million, PHP423.5 million, PHP364.7 million, and PHP234.8 million increases in Repairs and maintenance, Purchased services and utilities, Parts and supplies issued, and Depreciation and amortization, respectively. These increases were attributed to the return-to-service activities in Leyte. Costs of sale of electricity increased at a CAGR of 2.0% from 2015 to 2017.
- The 5M2018 balance of Costs of sale of electricity was higher by PHP1.2 billion from its 5M2017 balance primarily due to the return-to-service activities in Leyte as follows:
  - Increase in Purchased services and utilities by PHP418.6 million;
  - Increase in Repairs and maintenance by PHP278.3 million; and
  - Increase in Parts and supplies issued by PHP215.2 million.

General and administrative expenses

General and administrative expenses

In PHP million	2015	2016	2017	5M2017	5M2018
Purchased services and utilities	2,673	2,215	2,052	752	978
Personnel costs	1,751	1,689	1,493	647	687
Rental, insurance and taxes	670	683	666	274	196
Business and related expenses	637	319	344	110	119
Depreciation and amortization	355	311	321	141	138
Parts and supplies issued	153	104	130	28	27
Provision for doubtful accounts	97	70	179	91	48
Repairs and maintenance	157	119	58	20	21
Provision for impairment of parts and supplies	94	58	70	23	4
Total	**6,587**	**5,570**	**5,315**	**2,085**	**2,218**

Source: EDC 2015, 2016, and 2017 AFS; EDC 5M2017 and 5M2018 Unaudited FS

Statement of comprehensive income (cont.)

General and administrative expenses (cont.)

- EDC's General and administrative expenses consisted primarily of Purchased services and utilities, Personnel costs, and Rental, insurance and taxes. On average, from 2015 to 2017, these expenses comprised 79.6% of EDC's General and administrative expenses. As of 5M2018, these accounts remained as the majority components comprising 83.9% of the General and administrative account.
- In 2016, General and administrative expenses decreased by 15.4% or PHP1.0 billion primarily due to the PHP457.4 million and PHP317.8 million decreases in Purchased services and utilities, and Business and related expenses, respectively. Business and related expenses account covers the expenses incurred by the Company for local and foreign travel, company meeting expenses and advertising and among other business expenses.
- In 2017, this account further decreased by PHP255.3 million despite the PHP108.9 million increase in Provision for doubtful accounts due to the PHP196.2 million and PHP162.7 million decreases in Personnel costs and Purchased services and utilities, respectively. General and administrative expenses decreased at a CAC of 10.2% from 2015 to 2017.

Historical financials (4/7)

Statement of financial position

Statement of financial position (1/3)

In PHP million	2015	2016	2017	5M2018
Assets				
Current assets				
Cash and cash equivalents	17,614	10,600	11,696	13,559
Financial asset at fair value through profit or loss	1,014	1,019	1,034	1,004
Trade and other receivables	5,346	7,789	7,271	7,931
Due from related parties	-	59	3	3
Parts and supplies inventories	3,252	3,480	3,729	3,892
Available-for-sale investments	130	-	-	-
Derivative asset	59	470	115	165
Other current assets	2,263	2,073	3,146	2,481
Total current assets	29,678	25,490	26,993	29,036
Noncurrent assets				
Property, plant and equipment	88,568	91,932	92,558	91,472
Goodw ill and intangible assets	4,289	4,133	4,019	4,062
Exploration and evaluation assets	3,074	3,109	3,063	3,062
Deferred tax assets - net	1,120	1,121	1,037	1,062
Availale-for-sale investments	435	734	707	687
Derivative asset	293	117	51	274
Other noncurrent assets	8,584	9,170	9,158	9,214
Total noncurrent assets	106,363	110,316	110,594	109,834
Total assets	**136,041**	**135,806**	**137,587**	**138,870**

Source: EDC 2015, 2016, and 2017 AFS; EDC 5M2018 Unaudited FS

Statement of financial position (cont.)

Assets

- EDC's Total assets consisted mainly of Property, plant and equipment, Cash and cash equivalents, and Other noncurrent assets. On average from 2015 to 2017, these accounts comprised 83.0% of EDC's Total assets.

Property, plant and equipment

- On average, Property, plant and equipment ("PPE") accounted for 66.7% of EDC's Total assets from 2015 to 2017. As of 31 December 2017, Power plants accounted for the 53.5% or PHP49.5 billion of the net book value of PPE which amounted to PHP92.6 million, while Fluid collection and recycling system ("FCRS") and production wells accounted for 31.0% or PHP28.7 billion.
- The costs of Power plants and FCRS and production wells include the estimated rehabilitation and restoration costs of the Company's steam fields and power plants contract areas for which EDC is legally and constructively liable from 2031 up to 2044. These costs are being amortized over the useful lives of the related assets.
- From 2015 to 2016, PPE increased by PHP3.4 billion primarily due to the PHP8.3 billion addition to the Construction in progress while a PHP5.6 billion Depreciation and amortization was recognized during the year. In addition, foreign exchange upward adjustments of PHP1.0 billion was also recognized during the year and a net movement of PHP0.3 billion due to disposals, retirements, and reclassifications was also deducted to the account.
- As of 5M2018, PPE has a net book value of PHP91.5 billion which decreased by PHP1.1 billion from its 31 December 2017 balance. This movement was primarily due to the Depreciation and amortization recognized during the period which amounted to PHP2.6 billion. This was primarily offset by the capitalization of maintenance cost which amounted to PHP900 million.

KPMG

Historical financials (5/7)

Statement of financial position (cont.)

Property, plant and equipment (cont.)

- Following are the estimated useful lives of depreciable assets:

Summary of useful lives	
PPE item	**Number of years**
Pow er plants	15-30
Fluid collection and recycling system (FCRS)	13-20
Production w ells	10-40
Buildings, improvements and other structures	5-35
Exploration, machinery and equipment	2-25
Transportation equipment	5-10
Furniture, fixtures and equipment	3-10
Laboratory equipment	5-10

Source: EDC 2017 AFS

Cash and cash equivalents

- Cash and cash equivalents accounted for an average of 9.8% of the Total assets from 2015 to 2017. A PHP7.0 billion decrease was noted from 2015 to 2016, the Cash and cash equivalent decreased by PHP7.0 billion primarily due to the net effect of the following:
  - Cash generated from operating activities which amounted to PHP17.4 billion
  - Principal re-payments of long-term debts which amounted to PHP9.0 billion
  - Acquisition of additional PPE items for PHP8.2 billion

- As of 5M2018, Cash and cash equivalents increased by PHP1.9 billion from its 31 December 2017 balance. According to Management, this was mainly due to the cash generated from operating activities during the period.

Statement of financial position (cont.)

Other noncurrent assets

- On average, Other noncurrent assets accounted for 6.6% of EDC's Total assets from 2015 to 2017. As of 31 December 2017, Input VAT and Tax credit certificates accounted for 47.7% or PHP4.4 billion and 24.7% or PHP2.3 billion of Other noncurrent assets, respectively.

- The Other noncurrent assets amount was net of the Allowance for impairment of PHP541.9 million as of 31 December 2017 which pertained to Input VAT and Long-term receivables. As of 31 December 2017, the Long-term receivables have an outstanding balance of PHP293.8 million.

Historical financials (6/7)

Statement of financial position (cont.)

Statement of financial position (2/3)

In PHP million	2015	2016	2017	5M2018
Liabilities and equity				
Current liabilities				
Trade and other payables	9,990	9,733	10,935	9,285
Due to related parties	102	36	20	24
Income tax payable	29	140	51	246
Current portion of long-term debts	7,861	7,604	7,661	7,751
Derivative liabilities	5	4	5	-
Total current liabilities	17,987	17,518	18,672	17,307
Noncurrent liabilities				
Long-term debts	66,651	62,229	57,382	56,449
Net retirement and other post-employment benefits	1,915	1,212	885	1,884
Derivative liabilities	198	97	80	-
Deferred tax liabilities - net	-	32	66	212
Provisions and other long-term liabilities	2,062	1,907	1,906	923.4
Total noncurrent liabilities	70,825	65,478	60,319	59,468
Total liabilities	88,811	82,996	78,991	76,775

Source: EDC 2015, 2016, and 2017 AFS; EDC 5M2018 Unaudited FS

Liabilities

- On average, Total liabilities comprised 60.8% of EDC's Liabilities and equity from 2015 to 2017.
- EDC's Total liabilities consisted mainly of Long-term debts and Trade and other payables. On average from 2015 to 2017, these accounts comprised 86.5% of the Total liabilities.

Statement of financial position (cont.)

Long-term debts

- From 2015 to 2017, on average, Long-term debts accounted for 44.9% of EDC's Liabilities and equity and 74.2% of the Total liabilities.
- Long-term debts decreased at a CAC of 7.2% from 2015 to 2017. Movements in the account from 2015 to 5M2018 pertained to principal repayments and amortizations.
- As of 31 December 2017, the 10-year USD300.0 million notes accounted for 18.3% of EDC's Total liabilities with an outstanding amount of PHP10.5 billion. These notes were acquired on 20 January 2011 at a 6.5% interest rate and were listed and quoted on the Singapore Exchange Securities Trading Limited. EDC intended to use this loan for business expansion plans, capital expenditures financing, service debt obligations, and for general corporate purposes.
- The remaining 81.7% or PHP46.9 billion (22 loans) as of 31 December 2017 were entered into by EDC and its subsidiaries such as EDC Burgos Wind Power Corporation ("EBWPC"), FG Hydro Power Corporation ("FG Hydro"), Bac-Man Geothermal Inc. ("BGI"), and Green Core Geothermal Inc. ("GCGI"). These were used to fund general corporate expenditures, capital expenditures, and working capital requirements of EDC and its subsidiaries.
- In June 2018, the International Finance Corporation ("IFC") issued a USD90.0 million peso-denominated green bonds called the "Mabuhay Bond" to EDC to finance its capital expenditure program. The bonds, which have a maturity of 15 years, will fund the capital requirements of EDC for the return of services of its Leyte geothermal power plants with a focus on improving resiliency of the power plants to climate impacts.

Trade and other payables

- Trade and other payables accounted for an average of 12.3% of the Total liabilities from 2015 to 2017.

Historical financials (7/7)

Statement of financial position (cont.)

Trade and other payables (cont.)

- On average, from 2015 to 2017, Accounts payable to third parties accounted for 64.8% or PHP6.6 billion of the Trade and other payables account. Accounts payable to related parties accounted for an average of 13.9% or PHP1.4 billion of the Trade and other payables account from 2015 to 2017.
- Trade and other payables increased at a CAGR of 4.6% from 2015 to 2017. From 2016 to 2017, the account increased by 12.3% or PHP1.2 billion mainly due to the increase in Accounts payable to third parties through regular purchases from suppliers and contractors.

Statement of financial position (3/3)

In PHP million	2015	2016	2017	5M2018
Liabilities and equity (cont.)				
Equity				
Common stock	18,750	18,750	18,750	18,750
Preferred stock	94	94	94	94
Treasury stock	(28)	(74)	(74)	(74)
Common shares in employee trust account	(350)	(350)	(44)	(44)
Additional paid-in capital	6,284	6,284	6,612	6,612
Equity reserves	(3,706)	(3,706)	(3,706)	(3,706)
Cumulative translation adjustments	(171)	509	454	1,121
Net accumulated unrealized gain on available-for-sale investments	-	102	51	31
Equity clearing	(0)	(0)	0	0
Retained earnings	24,778	29,597	34,621	37,312
Non-controlling interest	1,579	1,604	1,838	1,999
Total equity	47,230	52,810	58,596	62,095
Total liabilities and equity	**136,041**	**135,806**	**137,587**	**138,870**

Source: EDC 2015, 2016, and 2017 AFS; EDC 5M2018 Unaudited FS

Statement of financial position (cont.)

Equity

Retained earnings

- Retained earnings increased at a CAGR of 18.2% from 2015 to 2017.
- From 2015 to 2016, Retained earnings increased by PHP4.8 billion primarily due to the net effect of the PHP9.4 billion income attributable to the equity holders of EDC and the PHP4.9 billion cash dividend declared in 2016. The remaining movement of PHP0.3 billion was due to remeasurements of Retirement and other post-employment benefits.
- The increase in Retained earnings of PHP5.0 billion from 2016 to 2017 was mainly due to the net effect of the PHP7.7 billion income attributable to the equity holders of EDC and the PHP2.6 billion cash dividend declared in 2017. The remaining movement of PHP0.1 billion was due to remeasurements of Retirement and other post-employment benefits.
- The PHP2.7 billion increase in Retained earnings from 2017 to 5M2018 pertained to the net income attributable to the equity holders of EDC for the first five (5) months of 2018.

KPMG

Appendix 4

Comparable companies (1/6)

4,653 companies

Companies belonging in the **Renewable Energy Generation** industry as sourced from Factiva

336 companies

Retained only the **publicly listed companies** under the Renewable Energy Generation industry

48 companies

Further filtered down the list by selecting only the companies located in **Southeast Asia and India**

24 companies

Removed companies with different business nature compared to EDC (i.e. holding companies earning through dividends)

6 companies

Considered the asset size and revenue size of the companies as compared to EDC

+3 companies

RGM&Co. also considered additional three (3) companies under other Dow Jones industry classification but are involved in renewable energy generation. These companies also passed the other criteria set by RGM&Co.

Notes: (a) The search for CoCos in Factiva was made on 23 July 2018
(b) The Renewable Energy Generation services is the Dow Jones Industry classification of EDC

Source: Factiva; RGM&Co. analysis

Appendix 4

Comparable companies (2/6)

Comparable companies (Renewable Energy Generation)

Company	Country	Factiva – Business Description	ThomsonOne – Business Description
(1) BCPG Public Co., Ltd.	Thailand	BCPG Public Co., Ltd. engages in the provision of renewable energy. Its activities include production and distribution of electricity from solar cell and investment in alternative energy. It focuses on solar energy, biomass, wind, hydropower, and geothermal energy resources. It operates through Thailand and Japan geographical segments. The company was founded in July 17, 2015 and is headquarter in Phra Nakhon Si Ayutthaya, Thailand.	BCPG Public Company Limited is a Thailand-based company engaged in production and sale of electricity generated from renewable energy. It is an independent power producer with its principal energy source from solar power. The Company operates solar power plants mainly in Thailand and Japan. It also invests in other companies already operating and selling electrical power from renewable sources.
(2) Super Energy Corp. Public Co. Ltd.	Thailand	Super Energy Corp. Public Co. Ltd. engages in the production and distribution of electricity from alternative energy and information technology. The company was founded on December 20, 1994 and is headquartered in Bangkok, Thailand.	Super Energy Corporation Public Company Limited is a Thailand-based company. The Company operates through its subsidiaries in two principal businesses, which are production and distribution of electricity from alternative energy, and information technology (IT). The Company and its subsidiaries invest in various renewable energy sources, including solar energy, wind energy and waste-to-energy technologies. They also operate engineering, procurement and construction (ECP) services, as well as offering operation, maintenance and monitoring (OMM) services to solar power plants. In addition, the Company is also involved in information and communication technologies through its subsidiary. The Company subsidiaries include Super Speed Construction Company Limited, Open Technology Public Company Limited and Super Energy Group Company Limited.

Appendix 4

Comparable companies (3/6)

Comparable companies (Renewable Energy Generation) (cont.)

Company	Country	Factiva – Business Description	ThomsonOne – Business Description
(3) Jaiprakash Power Ventures Ltd.	India	Jaiprakash Power Ventures Ltd. engages in the business of power generation. Its projects include Jaypee Baspa-II Hydro Power Plant, Jaypee Vishnuprayag Hydro Power Plant, Jaypee Karcham Wangtoo Hydro Power Plant, Jaypee Bina Thermal Power and Jaypee Nigrie Super Thermal Power. The company was founded on December 21, 1994 and is headquartered in New Delhi, India.	Jaiprakash Power Ventures Limited is engaged in the generation of power, including hydro and thermal; cement grinding; captive coal mining, and transmission of power. The Company owns and operates a 400 megawatt (MW) Jaypee Vishnuprayag Hydro Electric Plant at District Chamoli, Uttarakhand; a 1,320 MW Jaypee Nigrie Super Thermal Power Plant at Nigrie, Singrauli district, Madhya Pradesh, and a 500 MW Jaypee Bina Thermal Power Plant at Sirchopt village, Sagar district, Madhya Pradesh. The Company is engaged in operating Cement Grinding Unit, which has a capacity of two metric tons per annum (MTPA) at Nigrie, Singrauli district, Madhya Pradesh, and is also engaged in Captive coal mining operations at Amelia Coal Block for supply of Coal to Jaypee Nigrie Super Thermal Power Plant. The Company is operating a 660 MW Thermal Power Plant through Prayagraj Power Generation Company Limited, which is a subsidiary of the company, at Bara, Allahabad District.
(4) JSW Energy Ltd.	India	JSW Energy Ltd. is a power company. It is engaged in in carbon steel, power, mining, industrial gases, port facilities, and aluminum, cement and information technology business. The company was founded on March 10, 1994 by Om Prakash Jindal and is headquartered in Mumbai, India.	JSW Energy Limited is a holding company. The Company is an integrated power company primarily engaged in generation and sale of power. Its business segments include Power Generation, Power Transmission, Mining, Power Trading and Equipment Manufacturing. Its projects include Kutehr hydro Project, which is located at Kutehr, Himachal Pradesh; Kapurdi Mine, and Jalipa Mine. It operates approximately 4,530 megawatts (MW) of power generation capacity. Its Karcham Project is approximately 1,000 MW (4X250 MW) run of the river hydro power plant in Kinnaur district of Himachal Pradesh. The Karcham Project has in-built capacity of over 1,091 MW. The Company's approximately 300 MW (3X100 MW) Baspa Project is located on the river Baspa, a tributary of river Satluj in district Kinnaur, Himachal Pradesh. The design energy of Baspa Project is over 1,050 million units (MUs) for approximately 300 MW capacities. Its plants include Vijayanagar Plant, Ratnagiri Plant, Barmer Plant and Himachal Plant.

Appendix 4

Comparable companies (4/6)

Comparable companies (Renewable Energy Generation) (cont.)

Company	Country	Factiva – Business Description	ThomsonOne – Business Description
(5) RattanIndia Power Ltd.	India	RattanIndia Power Ltd. develops, operates and maintains power projects in India. It business activities include inter alia, dealing in power generation, distribution, trading and transmission and other ancillary and incidental activities. The company was founded on October 8, 2007 and is headquartered in Mumbai, India.	RattanIndia Power Limited is engaged in the business of dealing in power generation, distribution, trading and transmission and other ancillary and incidental activities. The Company is also engaged in setting up of power projects for generating, transmitting and supplying all forms of electrical energy. The Company is focused on developing 5,400 megawatts (MW) coal-based thermal power projects at Amravati and Nasik in Maharashtra. It has installed and operational capacity of 1,620 MW. The Company's Amravati thermal power project is located in village Nandgaonpeth, Amravati district, and the total capacity of the plant is 2,700 MW comprising of two phases each of 1,350 MW. Its Nasik thermal power project is a 2,500-acre Multi-product special economic zone (SEZ) located at Sinnar, Nasik district. It is also focused on implementing 290 MW of solar power projects. It also holds 1,674 hectares of mining blocks for mining of minor minerals.
(6) SJVN Ltd.	India	SJVN Ltd. is engaged in generation and sale of power. The company operates, investigates and maintains hydro-electric, thermal, wind & solar power projects. Its projects include Nathpa Jhakri, Rampur, Luhri, Devsari, Naitwar Mori, Jakhol Sankri, Arun III, Dhaulasidh, Bhutan, Wangchu, Kholongchu, Doimukh, Buxar Thermal Power, Khirvire Wind Power and Solar Projects. The company was founded on May 24, 1988 and is headquartered in Shimla, India.	SJVN Limited is primarily engaged in the business of generation and sale of power. The Company operates through Thermal Power segment. The Company is implementing power projects in Himachal Pradesh, Uttarakhand, Bihar, Gujarat, Rajasthan and Arunachal Pradesh in India besides neighboring countries, which include Nepal and Bhutan. The Company operates approximately 1,500 megawatt (MW) Nathpa Jhakri Hydro Power station. Its thermal power project under survey and investigation is Buxar Thermal Power Project. Its wind power project in operation is 47.6 MW Khirvire Wind Power Project. Its solar power projects under survey and investigation include 4,000 MW Ultra Mega Green Solar photovoltaic (PV) Power Project; five MW Solar PV Grid Connected Power Project, and Ultra Mega Hybrid Renewable Energy (Solar and Wind) Park. Its Power Transmission project under development is Power Transmission Project. The installed capacity of the Company is approximately 1,959.6 MW.

Appendix 4

Comparable companies (5/6)

Comparable companies (Renewable Energy Generation) (cont.)

Company	Country	Factiva – Business Description	ThomsonOne – Business Description
(7) Electricity Generating Public Co., Ltd.	Thailand	Electricity Generating Public Co., Ltd. is a holding company, which engages in generation and distribution of electricity to government sector and industrial users. It operates through the Electricity Generation And Other Businesses segments. The Electricity Generation segment engages in operating electricity for distribution to the government and industrial users both in Thailand and overseas. The Other Businesses segment engages in tap water generation for distribution to the government in Thailand, including maintenance and operating services for power plants and coal mining business. The company was founded on May 12, 1992 and is headquartered in Bangkok, Thailand.	The Electricity Generating PCL (EGCO) is a Thailand-based investment holding company which manages EGCO Group. The Group, comprising the Company and its subsidiaries, is principally engaged in the generation of electricity for sale to the government sector and industrial users. Other regular undertakings of the Group include the maintenance and other supporting services for the operation of power plants and coal mining businesses. The Group operates in Thailand, the Philippines and Australia. EGCO's subsidiaries are namely Khanom Electricity Generating Co Ltd, an electricity generator; EGCO Engineering and Service Co Ltd, a power plant operator and maintenance service provider; EGCO Green Energy Co Ltd, an investor in biomass-fueled electricity generation plants; Theppana Wind Farm Co Ltd, an electricity generation plant operator, and SPP Two Co Ltd, SPP Three Co Ltd, SPP Four Co Ltd, SPP Five Co Ltd, solar electricity generation plant operators, among others.
(6) Ratchaburi Electricity Generating Holding Public Co., Ltd	Thailand	Ratchaburi Electricity Generating Holding Public Co., Ltd. engages in the power generation, supply, and distribution. It operates through the following segments: Domestic Electricity Generating, Renewable Energy, International Power Projects and Others. The company was founded on March 7, 2000 and is headquartered in Nonthaburi, Thailand.	Ratchaburi Electricity Generating Holding Public Company Limited is a Thailand-based holding company engaged in the investment in other companies. The Company's operating segments consist of electricity generating, operating and maintenance and other related businesses. Its investment, development and operations focus on three core businesses: electricity generating business in diversity of resources, such as natural gas, coals and hydro power; renewable energy, which focuses on solar power, wind power and biomass, and related businesses, which are involved in the investment in power plant operations, maintenance services, coal mines and gas turbine maintenance services for electricity generating plants.

Appendix 4

Comparable companies (6/6)

Comparable companies (Renewable Energy Generation) (cont.)			
Company	**Country**	**Factiva – Business Description**	**ThomsonOne – Business Description**
(9) PetroEnergy Resources Corp.	Philippines	PetroEnergy Resources Corp. engages in holding a diversified portfolio companies. It operates through the following segments: Oil Production, Geothermal Energy, Solar Energy, and Other. The Oil Production segment engages in the oil and mineral exploration, development and production. The Geothermal Energy segment develops and operates geothermal steamfields and power plants. The Solar Energy segment carries out solar energy operations of the group. The Other segment pertains to the research and investment activities. The company as founded on September 29, 1994 and is headquartered in Pasig, Philippines.	PetroEnergy Resources Corporation (PetroEnergy) is a Philippines-based oil exploration company. The Company is engaged in oil exploration, and development and mining activities. The Company's segments include oil production, which is engaged in the oil and mineral exploration, development and production; geothermal energy, which develops and operates geothermal steam fields and power plants; solar energy, which carries out solar energy operations, and other activities, which comprises research and investment activities. The principal properties of the Company consists of various oil areas, which are located in the Philippines and in Gabon. The Company's renewable energy projects are located in approximately three provinces, which include Batangas for its geothermal energy project; Tarlac for its solar power project, and Aklan for the wind energy project. It operates a 20 megawatts (MW) geothermal power plant in and a 36 MW wind power project in Nabas, Aklan (near Boracay).

Appendix 5

90-day trading information (1/2)

EDC - 90-day trading performance

Date	Closing price per share (in PHP)	Volume	Value (in PHP)
5/31/2018	5.28	1,655,700	8,742,096
5/30/2018	5.27	1,561,500	8,229,105
5/29/2018	5.24	14,364,900	75,272,076
5/28/2018	5.23	2,504,700	13,099,581
5/25/2018	5.28	2,788,400	14,722,752
5/24/2018	5.28	1,060,900	5,601,552
5/23/2018	5.20	4,313,200	22,428,640
5/22/2018	5.20	5,548,200	28,850,640
5/21/2018	5.24	295,500	1,548,420
5/18/2018	5.14	4,179,600	21,483,144
5/17/2018	5.23	3,544,600	18,538,258
5/16/2018	5.17	3,028,000	15,654,760
5/15/2018	5.20	2,886,400	15,009,280
5/11/2018	5.30	758,700	4,021,110
5/10/2018	5.35	106,200	568,170
5/9/2018	5.29	5,421,900	28,681,851
5/8/2018	5.37	1,649,100	8,855,667
5/7/2018	5.37	3,845,000	20,647,650
5/4/2018	5.39	453,500	2,444,365
5/3/2018	5.38	914,200	4,918,396
5/2/2018	5.39	1,039,400	5,602,366
4/30/2018	5.40	3,530,900	19,066,860
4/27/2018	5.40	4,641,200	25,062,480

Source: ThomsonOne; RGM&Co. analysis

EDC - 90-day trading performance (cont.)

Date	Closing price per share (in PHP)	Volume	Value (in PHP)
4/26/2018	5.38	823,600	4,430,968
4/25/2018	5.38	966,200	5,198,156
4/24/2018	5.40	2,596,400	14,020,560
4/23/2018	5.47	716,500	3,919,255
4/20/2018	5.47	20,452,000	111,872,440
4/19/2018	5.49	212,400	1,166,076
4/18/2018	5.50	1,380,700	7,593,850
4/17/2018	5.40	16,749,200	90,445,680
4/16/2018	5.40	233,500	1,260,900
4/13/2018	5.42	1,092,700	5,922,434
4/12/2018	5.53	557,400	3,082,422
4/11/2018	5.47	395,600	2,163,932
4/10/2018	5.44	697,400	3,793,856
4/6/2018	5.47	1,410,700	7,716,529
4/5/2018	5.50	422,900	2,325,950
4/4/2018	5.48	1,135,000	6,219,800
4/3/2018	5.48	16,354,800	89,624,304
4/2/2018	5.56	561,400	3,121,384
3/28/2018	5.59	13,107,200	73,269,248
3/27/2018	5.58	10,050,200	56,080,116
3/26/2018	5.70	5,413,100	30,854,670
3/23/2018	5.77	6,371,300	36,762,401
3/22/2018	5.85	828,500	4,846,725

Source: ThomsonOne; RGM&Co. analysis

Appendix 5

90-day trading information (2/2)

EDC - 90-day trading performance (cont.)

Date	Closing price per share (in PHP)	Volume	Value (in PHP)
3/21/2018	5.66	1,026,000	5,807,160
3/20/2018	5.72	3,919,100	22,417,252
3/19/2018	5.71	1,206,500	6,889,115
3/16/2018	5.65	16,812,900	94,992,885
3/15/2018	5.82	7,310,700	42,548,274
3/14/2018	5.96	9,508,200	56,668,872
3/13/2018	6.01	25,668,200	154,265,882
3/12/2018	5.94	19,131,400	113,640,516
3/9/2018	5.68	2,787,400	15,832,432
3/8/2018	5.65	3,837,100	21,679,615
3/7/2018	5.66	1,875,800	10,617,028
3/6/2018	5.68	365,000	2,073,200
3/5/2018	5.75	8,958,100	51,509,075
3/2/2018	5.75	7,283,200	41,878,400
3/1/2018	5.58	483,500	2,697,930
2/28/2018	5.57	408,600	2,275,902
2/27/2018	5.57	1,222,900	6,811,553
2/26/2018	5.55	505,200	2,803,860
2/23/2018	5.53	785,600	4,344,368
2/22/2018	5.51	2,996,200	16,509,062
2/21/2018	5.52	3,264,500	18,020,040
2/20/2018	5.55	2,603,500	14,449,425
2/19/2018	5.57	392,400	2,185,668

Source: ThomsonOne; RGM&Co. analysis

EDC - 90-day trading performance (cont.)

Date	Closing price per share (in PHP)	Volume	Value (in PHP)
2/15/2018	5.55	1,781,800	9,888,990
2/14/2018	5.60	1,003,800	5,621,280
2/13/2018	5.55	10,259,800	56,941,890
2/12/2018	5.65	11,562,400	65,327,560
2/9/2018	5.56	7,044,600	39,167,976
2/8/2018	5.67	3,015,500	17,097,885
2/7/2018	5.65	16,282,500	91,996,125
2/6/2018	5.62	23,638,700	132,849,494
2/5/2018	5.62	8,651,400	48,620,868
2/2/2018	5.68	3,489,700	19,821,496
2/1/2018	5.60	1,839,900	10,303,440
1/31/2018	5.68	2,565,600	14,572,608
1/30/2018	5.64	4,892,200	27,592,008
1/29/2018	5.63	2,649,700	14,917,811
1/26/2018	5.62	2,246,300	12,624,206
1/25/2018	5.60	3,497,400	19,585,440
1/24/2018	5.57	7,664,500	42,691,265
1/23/2018	5.59	15,185,300	84,885,827
1/22/2018	5.68	5,277,500	29,976,200
1/19/2018	5.68	689,800	3,918,064
1/18/2018	5.68	711,900	4,043,592

Source: ThomsonOne; RGM&Co. analysis

Appendix 6

Selected financial information

EDC - Selected financial information					
In PHP million	**2013**	**2014**	**2015**	**2016**	**2017**
Total assets	105,006	124,499	136,041	135,806	137,587
Total debt	58,602	69,512	74,613	69,869	65,063
Equity attributable to parent	34,238	42,130	45,650	51,206	56,758
Net income attributable to the parent company	4,740	11,681	7,642	9,352	7,709
Dividends to common	3,000	3,750	3,938	4,872	2,623
FCFE	5,916	4,725	10,726	(746)	2,268
Common shares outstanding (in million)	18,737	18,737	18,737	18,737	18,737
EPS (in PHP)	0.25	0.62	0.41	0.50	0.41
DPS (in PHP)	0.16	0.20	0.21	0.26	0.14
Financial metrics					
Return on equity	*13.8%*	*27.7%*	*16.7%*	*18.3%*	*13.6%*
Dividend payout ratio	*63.3%*	*32.1%*	*51.5%*	*52.1%*	*34.0%*
Retention ratio	*36.7%*	*67.9%*	*48.5%*	*47.9%*	*66.0%*
Capital structure (debt to asset ratio)	*55.8%*	*55.8%*	*54.8%*	*51.4%*	*47.3%*

Source: EDC 2014, 2015, 2016, and 2017 AFS; RGM&Co. analysis

Appendix 7

Representation letter

Energy Development Corporation
36th Floor One Corporate Centre Building, Julia Vargas corner Meralco Avenue
Ortigas Center, Pasig City 1605, Philippines
Trunklines: +63 (2) 667-7332 / +63 (2) 755-2332

August 7, 2018

R.G. Manabat & Co.
9th Floor, KPMG Center,
6787 Ayala Avenue, Makati City

Attention: **Michael Arcatomy H. Guarin**
Partner and Head
Deal Advisory

Dear Mr. Guarin:

In connection with the Valuation Services engagement between Energy Development Corporation ("EDC" or the "Company") and R.G. Manabat & Co. ("RGM&Co."), the undersigned, in my capacity as the Chief Finance Officer and Treasurer of EDC and not in my personal capacity, represent and certify that to the best of my knowledge and belief:

1. I am the Chief Finance Officer and Treasurer of the Company and as such have knowledge of matters contained herein.
2. As of May 31, 2018 (the "agreed Cut-off Date") indicated in the submitted valuation report (the "Report") dated August 7, 2018, all assets to which the Company had ownership rights of any nature were recorded in the accounts of the Company and represented a continuing benefit to the Company, and all liabilities of the Company were recorded in the accounts of the Company.
3. Where the value of any asset of the Company was impaired as of the agreed Cut-off Date, this fact has been reflected in the accounts or has otherwise been disclosed to RGM&Co.
4. The information, data and other materials and documents (financial and otherwise) (the "Information") provided orally or in writing by officers or employees of EDC or their respective agents to RGM&Co. relating to the Company for the purpose of conducting the valuation engagement was, taken as a whole, at the date the Information was provided to RGM&Co., true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company and did not and does not omit to state a material fact in respect of the Company necessary to make the Information not misleading in the light of the circumstances under which the Information was made or provided. However, the foregoing shall not apply to any business plans or financial forecast of the Company.
5. The Information shared and disclosed to RGM&Co. is materially accurate and complete, fair in the manner of its portrayal and therefore can form a reliable basis for the valuation as of the Cut-off Date.
6. All business plans or financial forecasts of the Company provided to RGM&Co., including assumptions for the purpose of conducting the valuation engagement were prepared in good faith.
7. I have no knowledge of any facts, relating to the business of the Company not contained in or referred to in the Information provided to RGM&Co. by the Company that would reasonably be expected to affect the valuation engagement.
8. Other than as disclosed in the Information, to the best of my knowledge, information and belief after reasonable inquiry, the Company does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or threatened in writing against or affecting the Company at law or in equity or before or by any national, provincial, municipal or other government department, commission, bureau, board agency or instrumentality which may in any way materially or adversely affect the Company, except as disclosed to RGM&Co.
9. The undersigned individual shall not have any personal liability to RGM&Co. or to any other person with respect to the foregoing for any representation made herein in good faith.

This representation letter is being delivered pursuant to the terms of the Engagement Letter.

Sincerely,

NESTOR H. VASAY
SVP and Chief Finance Officer and Treasurer

Appendix 8

About KPMG

KPMG is a global network of independent professional firms providing Audit, Tax, and Advisory services. We operate in 152 countries and have more than 189,000 professionals working in member firms around the world. KPMG professionals are the trusted advisors to the world's leading organizations, helping them create and protect sustainable value. We provide professional services to 78% of the global 1,200 companies.

RGM&Co. services over 2,000 clients, many of whom are in the Business World Top 1,000 Philippine corporations. RGM&Co. has been recognized as the fastest growing member firm of KPMG in the Asia Pacific region. We are recognized in the business community as one of the leading professional services firms in the Philippines with a strong market share.

RGM&Co.'s Advisory group is structured to be able to build deep insights and experienced perspectives within three service groups: Management Consulting, Risk Consulting, and Deal Advisory. Our professionals add value to our services by being advisors to our clients, sharing with them their experiences, industry knowledge, and expertise. The performance of the Firm's Advisory group is recognized by KPMG as one of the fastest and best performing advisory groups in the Asia Pacific Region, bringing to the clients quality service that are thorough and adheres to global standards.

The Deal Advisory group, working alongside management, stakeholders, and lenders, has the expertise to shape the client's response to business opportunities and challenges right across the deal cycle, including corporate finance, M&A support, valuations, integration, debt financing, restructuring, and insolvency advice.

RGM&Co. is accredited by the PSE to issue fairness opinions and valuation reports of listed companies and prospective initial listing applicants of the PSE.

Appendix 9

Valuation team



Name	Michael Arcatomy H. Guarin
Position	Partner and Head, Deal Advisory, KPMG in the Philippines
Education and qualifications	▪ Attended Executive Masters in Business Administration, Asian Institute of Management (Dean's List) ▪ Certified Public Accountant; Member, Philippine Institute of Certified Public Accountants ▪ Bachelor of Science in Business Administration and Accountancy (Cum Laude), University of the Philippines-Diliman ▪ KPMG-accredited valuation specialist
Experience	▪ Mike has more than 18 years of extensive experience in financial advisory and audit. Mike has provided valuation, financial model build and review, financial due diligence, commercial due diligence, sell-side assistance, and strategy support services across different industries, such as energy, infrastructure, industrials, financial services, retail, technology, media, and healthcare.



Name	Ma. Cynthia C. Hernandez
Position	Principal, Deal Advisory, KPMG in the Philippines
Education and qualifications	▪ Masters in Development Economics, UP School of Economics, University of the Philippines-Diliman ▪ Licensed Professional Metallurgical Engineer ▪ Bachelor of Science in Metallurgical Engineering (Oblation Scholar), University of the Philippines-Diliman ▪ KPMG-accredited valuation specialist
Experience	▪ Cynthia has extensive experience in providing financial advisory services across different industries with specialization in energy, power and utilities, infrastructure and PPPs, and mining. She has led engagements assisting clients in conducting valuations, financial model build, model review, financial and commercial due diligence, strategy support services, among others.

KPMG

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EXHIBIT "G" to the Tender Offer Report

Summary of the Key Terms of the EDC Shareholders' Agreement

On 29 September 2017, Philippines Energy Markets B.V., Philippines Renewable Energy Holdings Corporation (**PREHC**), Red Vulcan Holdings Corporation (**Red Vulcan**) and Energy Development Corporation (**EDC** or the **Company**) entered into a Shareholders' Agreement (the **Agreement**) in relation to, among others, certain shareholder voting and governance arrangements and restrictions on the transfer of shares of stock of the Company.

Under the Agreement, the parties agreed:

(a) to grant holders of common shares of stock of the Company (the **Common Shares**) pre-emptive rights with respect to any issuance of any shares of stock of the Company of any class and/or series in accordance with such procedures and under such terms as may be prescribed by the Board of Directors of the Company (the **EDC Board**); provided, that such pre-emptive rights shall not apply to the issue of (i) non-voting preferred shares of stock of the Company (the **Non-Voting Preferred Shares**) to any person as part of a general capital raising to fund expansion opportunities, refinancing or fund-raising activities of the Company, (ii) Common Shares pursuant to an executive or employee stock ownership plan up to a limit of 3% of the total issued Common Shares; and (iii) voting preferred shares of stock of the Company (the **Voting Preferred Shares**) to maintain the voting percentage of a shareholder to the same level in effect immediately prior to the issuance of the Common Shares which were subject of the pre-emptive rights and in which Red Vulcan participated, the proportion between Voting Preferred Shares and Common Shares as in effect immediately prior to the issuance of new shares or that person's holding of Voting Preferred Shares at such level as is necessary to ensure compliance with the then pre-vailing foreign ownership restrictions applicable to the Company; and

(b) to grant holders of Voting Preferred Shares pre-emptive rights with respect to any issuance of new or additional Voting Preferred Shares any new class of shares which, in the latter case, shall entitle the holders of Voting Preferred Shares to subscribe to new or additional shares in proportion to the amount of Common Shares issued and outstanding in their name prior to the time of such issuance.

The parties further agreed to the creation of certain rights and restrictions on any transfer or disposition by a party of its shares in the Company, including, under certain conditions and circumstances, a right of first offer, tag-along rights and restrictions on the transfer of shares in the Company to competitors thereof.

Under the Agreement, the parties established quorum, voting and corporate governance arrangements that will be effective (and remain effective) under certain conditions, including PREHC continuing to hold (directly or indirectly) a significant interest in the Company and there being no default on the part of PREHC in respect of its obligations under the Agreement.

The parties agreed that the voting and governance arrangements will not apply to certain pre-approved projects of the Company, including any amendments to the Company's charter that may be necessary to implement such pre-approved projects. Finally, PREHC and Red Vulcan, in their capacity as shareholders of the Company, likewise agreed to cause the Company to amend its charter documents to reflect the foregoing agreements.

Energy Development Corporation
38th Floor, One Corporate Centre Building, Julia Vargas corner Meralco Avenue
Ortigas Center, Pasig 1605, Philippines
Trunklines: +63 (2) 667-7332 (PLDT) / +63 (2) 755-2332 (Globe)

July 6, 2018

JANET A. ENCARNACION
Head, Disclosure Department
The Philippine Stock Exchange, Inc.
PSE Tower, 28th Street corner 5th Avenue
Bonifacio Global City, Taguig City

Dear Ms. Encarnacion:

In compliance with the disclosure requirements of the Exchange, we submit the attached List of Top 100 Stockholders of Energy Development Corporation as of June 30, 2018.

Very truly yours,

Ryan Z. Velasco
Head of Investor Relations
& Corporate Information Officer

cc: **VINA VANESSA S. SALONGA**
Head – Issuer Compliance and Disclosure Department (ICDD)
Philippine Dealing & Exchange Corp.

ENERGY DEVELOPMENT CORPORATION
LIST OF TOP 100 STOCKHOLDERS
AS OF JUNE 30, 2018

Rank	Name	No. of Shares	Percentage
1	RED VULCAN HOLDINGS CORPORATION	16,875,000,000	60.02772%
2	PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION	8,899,999,810	31.65907%
3	PCD NOMINEE CORPORATION (FILIPINO)	1,353,231,555	4.81371%
4	PCD NOMINEE CORPORATION (FOREIGN)	975,873,698	3.47138%
5	FIRST LIFE FINANCIAL CO., INC.	800,000	0.00285%
6	ROSALIND CAMARA	663,750	0.00236%
7	VIRGINIA MARIA D. NICOLAS	393,000	0.00140%
8	TING MEI	195,000	0.00069%
9	RONALD ARELLANO VALLAR	187,250	0.00067%
10	MARIA ANTONIETTA T. PAMINTUAN	160,000	0.00057%
11	ALFRED L. TAN	153,750	0.00055%
12	LOZANO A. TAN	150,000	0.00053%
13	DULCE MARIA S. OLIVA	137,500	0.00049%
14	ALG HOLDINGS CORPORATION	131,377	0.00047%
15	PETER MAR &/OR ANNABELLE C. MAR	105,102	0.00037%
16	EMILY AZARCON CRISOSTOMO	100,000	0.00036%
17	FERNANDO V. ADRIAS	78,750	0.00028%
18	JULIET G. SUMALPONG	78,750	0.00028%
19	JOSE TOMINES FERRER	75,000	0.00027%
20	GIOVANNA JOY T. ONGKING	75,000	0.00027%
21	PIO MA. VICTOR HABACON GARAYBLAS	65,000	0.00023%
22	ROSAURO PANERGO BABIA	63,200	0.00022%
23	RICARDO M. ABAD	62,500	0.00022%
24	ERNESTO S. AMATONG	62,500	0.00022%
25	VICENTE S. AQUINO	62,500	0.00022%
26	YSMAEL V. BAYSA	62,500	0.00022%
27	ANTONIO MARTIN CAILAO	62,500	0.00022%
28	PAMELA JHOANNA GAMILLA	62,500	0.00022%
29	MELINDA L. OCAMPO	62,500	0.00022%
30	EDUARDO C. SUNG	62,500	0.00022%
31	ZHANG XIAOYAN	60,000	0.00021%
32	JONATHAN RAYMUND GUCELA SANTOS	60,000	0.00021%
33	SEIJI SUZUKI	51,250	0.00018%
34	NELIA G. GABARDA	45,044	0.00016%
35	LOURDES YAPTINCHAY HOFILENA	45,044	0.00016%
36	CHON KAM HING	45,000	0.00016%
37	LIDUVINA C. LLANTO	45,000	0.00016%
38	MARIA CONSUELO N. LOPEZ	40,000	0.00014%
39	RODOLFO GUMATAY MENDOZA &/OR ALBINA MENDOZA MENDOZA	40,000	0.00014%
40	NOE M. VERZANO	38,750	0.00014%
41	ERNESTO B. PANTANGCO	37,501	0.00013%
42	LUCILA M MARAJAS	37,500	0.00013%
43	DANILO LUIS M. MARIANO	37,500	0.00013%
44	GLENDA G. MARTINEZ	37,500	0.00013%
45	JEREMIAS Z. ZAPATA	37,500	0.00013%
46	RONILLO N. CA??ONEO	35,000	0.00012%
47	LIBERATO S VIRATA	32,500	0.00012%
48	ROMMEL B. GARCES	31,250	0.00011%
49	ANNA LORAINE MENDOZA MENDOZA	30,000	0.00011%
50	ANTONIO R. NAVALES JR.	27,500	0.00010%
51	OSCAR V. BAYONA	25,000	0.00009%
52	WILENCIO VIRGILIO T. CO	25,000	0.00009%
53	RICHARD C. GO	25,000	0.00009%
54	RENATO S. INFANTE	25,000	0.00009%
55	HALLEL A. MAGASO	25,000	0.00009%
56	JAYSON G. MALLARI	25,000	0.00009%
57	PONCIANO GABRIEL A. MATHAY	25,000	0.00009%
58	ARNOLD A. TAGNIPES	25,000	0.00009%
59	ROMERICO C GONZALEZ	22,522	0.00008%
60	LEOPOLDO B. RAMIREZ	21,250	0.00008%
61	ANN CHRISTINE T. ROJO	20,751	0.00007%
62	ARNULDO G. EVARDONE	20,000	0.00007%
63	DANILO C. LACHICA &/OR MA. BERNARDITA F. LACHICA	20,000	0.00007%
64	RAYMOND ALVIN MENDOZA MENDOZA	20,000	0.00007%

ENERGY DEVELOPMENT CORPORATION
LIST OF TOP 100 STOCKHOLDERS
AS OF JUNE 30, 2018

Rank	Name	No. of Shares	Percentage
65	EGBERT T. MICAME	20,000	0.00007%
66	IGMEDIO J. TUMANDA	20,000	0.00007%
67	MARIA VICTORIA T. ZAPATA	20,000	0.00007%
68	AGNES C DE JESUS	18,769	0.00007%
69	GINO P. DELA CRUZ	18,769	0.00007%
70	PEDRO S. ABELLANA	18,750	0.00007%
71	APOLINARIO F. CHAN	18,750	0.00007%
72	NELIA F. MENDITA	18,750	0.00007%
73	ALEXANDER E. VELARDE	18,750	0.00007%
74	ARTHUR S. VELOSO JR.	18,750	0.00007%
75	RONALD V. OLIS	17,455	0.00006%
76	ROSELLER ARTACHO MENDOZA	16,000	0.00006%
77	PETER MAR OR ANNABELLE CHUA CHIACO MAR	15,015	0.00005%
78	JOSE MARI LIM CHAN	15,000	0.00005%
79	MYRNA DELA CRUZ	15,000	0.00005%
80	EDGARDO C. TANEO	15,000	0.00005%
81	ANTONIO BENJAMIN M. AGNES	14,000	0.00005%
82	EDUARDO B KIERULF	13,750	0.00005%
83	EMILIO N. LAVILLA	13,750	0.00005%
84	LAWRENCE BULAN PAGUIRIGAN	13,513	0.00005%
85	JOSE MARTE A. ABUEG	12,500	0.00004%
86	ABNER C. ALVERO	12,500	0.00004%
87	AVELINO L. ANG JR.	12,500	0.00004%
88	BENITO JOSE Q. BENGZON	12,500	0.00004%
89	PURISIMO S. BUYCO	12,500	0.00004%
90	ROGELIO J. CENTENO	12,500	0.00004%
91	GERONIMO L. CORTES	12,500	0.00004%
92	WILLIAM MARTIN L. CU-UNJIENG	12,500	0.00004%
93	VICTOR A. DIVINAGRCIA	12,500	0.00004%
94	ROLANDO C. HERNANDEZ	12,500	0.00004%
95	ERIC O. LIM	12,500	0.00004%
96	ROILDA E. LLANES	12,500	0.00004%
97	PERLA ERLINDA V. LOPEZ	12,500	0.00004%
98	VERGEL M. MEDINA	12,500	0.00004%
99	ALAN T. ORTIZ	12,500	0.00004%
100	LUZ DIVINA B. PRUDENTE	12,500	0.00004%
	ELPEDIO T. RAHIOL	12,500	0.00004%
	CAYETANO C. SAGUBAN JR.	12,500	0.00004%
	EDWIN PAULINO M. SALINAS	12,500	0.00004%
	PAULINO E SILMARO	12,500	0.00004%
	MA. CORAZON B. TULAY	12,500	0.00004%
	VITO V. VILLEGAS	12,500	0.00004%
TOTAL SHARES (TOP 100)		**28,109,970,625**	**99.99275%**
TOTAL SHARES (REST OF STOCKHOLDERS)		2,039,375	0.00725%
TOTAL ISSUED AND OUTSTANDING SHARES		**28,112,010,000**	**100.00000%**

OUTSTANDING BALANCES FOR A SPECIFIC COMPANY

Company Code - EDC000000000
ENERGY DEVELOPMENT CORPORATION

Business Date: June 29, 2018

BPNAME	HOLDINGS
THE HONGKONG AND SHANGHAI BANKING CORP. LTD. -CLIENTS' ACCT.	401,171,717
CITIBANK N.A.	316,798,002
DEUTSCHE REGIS PARTNERS, INC.	297,027,992
DEUTSCHE BANK MANILA-CLIENTS A/C	253,178,403
WEALTH SECURITIES, INC.	217,689,176
SOCIAL SECURITY SYSTEM	151,951,050
STANDARD CHARTERED BANK	141,189,678
THE HONGKONG AND SHANGHAI BANKING CORP. LTD. -CLIENTS' ACCT.	94,041,143
GOVERNMENT SERVICE INSURANCE SYSTEM	66,835,308
MBTC - TRUST BANKING GROUP	33,551,306
SB EQUITIES,INC.	33,112,479
BANCO DE ORO - TRUST BANKING GROUP	31,103,474
COL Financial Group, Inc.	28,894,627
ABACUS SECURITIES CORPORATION	28,441,195
PAPA SECURITIES CORPORATION	21,282,137
BPI SECURITIES CORPORATION	19,686,684
FIRST INTEGRATED CAPITAL SECURITIES, INC.	17,536,339
FIRST METRO SECURITIES BROKERAGE CORP.	14,938,949
BDO SECURITIES CORPORATION	13,740,741
MAYBANK ATR KIM ENG SECURITIES, INC.	12,900,521
YAO & ZIALCITA, INC.	11,323,983
VENTURE SECURITIES, INC.	8,220,599
R. NUBLA SECURITIES, INC.	6,493,081
GUILD SECURITIES, INC.	5,576,673
TOWER SECURITIES, INC.	5,261,664
PHILIPPINE EQUITY PARTNERS, INC.	5,054,231
VALUE QUEST SECURITIES CORPORATION	4,877,500
SUMMIT SECURITIES, INC.	4,392,088
DAVID GO SECURITIES CORP.	4,031,652
STANDARD SECURITIES CORPORATION	3,981,028
ANSALDO, GODINEZ & CO., INC.	3,855,064
AB CAPITAL SECURITIES, INC.	3,846,643
QUALITY INVESTMENTS & SECURITIES CORPORATION	3,682,607
STRATEGIC EQUITIES CORP.	3,488,633
RCBC TRUST & INVESTMENT DIVISION	3,227,496
LUCKY SECURITIES, INC.	2,568,287
SSS PROVIDENT FUND	2,446,331
NEW WORLD SECURITIES CO., INC.	2,441,990
MANDARIN SECURITIES CORPORATION	2,018,355
RCBC SECURITIES, INC.	1,993,145
SOLAR SECURITIES, INC.	1,974,309
PHILSTOCKS FINANCIAL INC	1,969,495
GOLDSTAR SECURITIES, INC.	1,921,864
FIRST ORIENT SECURITIES, INC.	1,728,566
HDI SECURITIES, INC.	1,548,931
AP SECURITIES INCORPORATED	1,458,369
YU & COMPANY, INC.	1,399,086
UCPB GENERAL INSURANCE CO., INC.	1,331,084
UPCC SECURITIES CORP.	1,313,054

BPNAME	HOLDINGS
LUYS SECURITIES COMPANY, INC.	1,188,487
THE FIRST RESOURCES MANAGEMENT & SECURITIES CORP.	1,183,242
TRITON SECURITIES CORP.	1,147,395
SARANGANI SECURITIES, INC.	1,071,718
STAR ALLIANCE SECURITIES CORP.	1,058,700
ASIASEC EQUITIES, INC.	1,020,112
AURORA SECURITIES, INC.	910,966
UCPB SECURITIES, INC.	875,471
BDO NOMURA SECURITIES INC	868,369
REGINA CAPITAL DEVELOPMENT CORPORATION	844,625
SunSecurities, Inc.	833,459
A & A SECURITIES, INC.	788,775
BERNAD SECURITIES, INC.	784,253
DA MARKET SECURITIES, INC.	696,975
MERIDIAN SECURITIES, INC.	691,180
R. COYIUTO SECURITIES, INC.	608,993
EASTERN SECURITIES DEVELOPMENT CORPORATION	602,442
PREMIUM SECURITIES, INC.	591,343
UNICAPITAL SECURITIES INC.	589,465
R. S. LIM & CO., INC.	581,624
PLATINUM SECURITIES, INC.	581,422
E. CHUA CHIACO SECURITIES, INC.	554,380
MERCANTILE SECURITIES CORP.	522,843
GOLDEN TOWER SECURITIES & HOLDINGS, INC.	512,328
LARRGO SECURITIES CO., INC.	498,315
IGC SECURITIES INC.	485,980
A. T. DE CASTRO SECURITIES CORP.	480,209
OPTIMUM SECURITIES CORPORATION	421,362
TANSENGCO & CO., INC.	419,511
KING'S POWER SECURITIES, INC.	419,049
MDR SECURITIES, INC.	417,398
F. YAP SECURITIES, INC.	415,131
EVERGREEN STOCK BROKERAGE & SEC., INC.	402,648
IMPERIAL,DE GUZMAN,ABALOS & CO.,INC.	379,864
CUALOPING SECURITIES CORPORATION	360,889
PNB SECURITIES, INC.	354,164
BELSON SECURITIES, INC.	344,290
G.D. TAN & COMPANY, INC.	315,582
AB CAPITAL & INVESTMENT CORP. - TRUST & INVESTMENT DIV.	302,442
GLOBALINKS SECURITIES & STOCKS, INC.	294,685
RTG & COMPANY, INC.	277,543
ASIA UNITED BANK - TRUST & INVESTMENT GROUP	275,396
EAGLE EQUITIES, INC.	261,601
ASTRA SECURITIES CORPORATION	254,522
EAST WEST CAPITAL CORPORATION	232,987
ALPHA SECURITIES CORP.	224,202
CLSA PHILIPPINES, INC.	215,421
CAMPOS, LANUZA & COMPANY, INC.	211,691
UNITED COCONUT PLANTERS LIFE ASSURANCE CORPORATION	195,188
LAND BANK OF THE PHILIPPINES-TRUST BANKING GROUP	189,000
INTRA-INVEST SECURITIES, INC.	187,996
AAA SOUTHEAST EQUITIES, INCORPORATED	184,639
UNITED FUND, INC.	180,174
PAN ASIA SECURITIES CORP.	170,355
I. ACKERMAN & CO., INC.	167,050
DIVERSIFIED SECURITIES, INC.	134,507
B. H. CHUA SECURITIES CORPORATION	124,660
S.J. ROXAS & CO., INC.	119,960

BPNAME	HOLDINGS
BENJAMIN CO CA & CO., INC.	115,721
RCBC TRUST & INVESTMENT DIVISION - VARIOUS TAXABLE ACCTS	112,174
SALISBURY BKT SECURITIES CORPORATION	107,338
BA SECURITIES, INC.	96,387
H. E. BENNETT SECURITIES, INC.	90,750
CITISECURITIES, INC.	84,201
EQUITIWORLD SECURITIES, INC.	73,454
INVESTORS SECURITIES, INC,	69,737
LITONJUA SECURITIES, INC.	68,750
SECURITIES SPECIALISTS, INC.	66,561
JSG SECURITIES, INC.	61,560
LOPEZ, LOCSIN, LEDESMA & CO., INC.	61,523
SINCERE SECURITIES CORPORATION	51,290
TRI-STATE SECURITIES, INC.	47,312
ASIA PACIFIC CAPITAL EQUITIES & SECURITIES CORP.	44,180
I. B. GIMENEZ SECURITIES, INC.	42,642
FIDELITY SECURITIES, INC.	38,846
VC SECURITIES CORPORATION	36,000
UNITED COCONUT PLANTERS BANK-TRUST BANKING	35,200
JAKA SECURITIES CORP.	32,381
J.M. BARCELON & CO., INC.	29,572
DEUTSCHE BANK MANILA-CLIENTS A/C	28,693
ALAKOR SECURITIES CORPORATION	25,518
COCOPLANS, INC.	22,522
MOUNT PEAK SECURITIES, INC.	21,718
R & L INVESTMENTS, INC.	20,720
CHINA BANK SECURITIES CORPORATION	20,000
WESTLINK GLOBAL EQUITIES, INC.	18,805
ARMSTRONG SECURITIES, INC.	18,768
VSEC.COM, INC.	14,500
DBP-DAIWA CAPITAL MARKETS PHILPPINES, INC.	13,136
TIMSON SECURITIES, INC.	6,659
WONG SECURITIES CORPORATION	4,505
HK SECURITIES, INC.	307
MARIAN SECURITIES, INC.	100
THE HONGKONG & SHANGHAI BANKING CORP. LTD. -OWN ACCOUNT	8
PNOC ENERGY DEVELOPMENT CORPORATION	8

If no written notice of any error or correction is received by PDTC within five (5) calendar days from receipt hereof, you shall be deemed to have accepted the accuracy and completeness of the details indicated in this report.